Exhibit 99.4

Huazhu Group Limited Supplemental and Updated Disclosures

Huazhu Group Limited. (the “Company”) has filed an application (the “Listing Application”) with The Stock Exchange of Hong King Limited (the “Hong Kong Stock Exchange”) in connection with a proposed secondary listing (the “Listing”) of its ordinary shares (the “Shares”) on the Main Board of the Hong Kong Stock Exchange together with a Hong Kong initial public offering (the “Hong Kong Public Offering”) and an international offering (together with the Hong Kong Public Offering, the “Global Offering”) of the Shares.

The Listing Application contains supplemental descriptions and additional new descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosure of certain information previously disclosed in our annual report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental and updated information and disclosures as described below. The disclosure herein supplements and should be read in conjunction with the disclosure in the 2019 Form 20-F and other disclosures furnished on Form 6-K.

As the Company has applied for a secondary listing on the Hong Kong Stock Exchange, the Nasdaq Global Select Market will continue to be the Company’s primary listing venue. We have also applied for a number of waivers and/or exemptions from strict compliance with the relevant provisions of the Hong Kong Listing Rules, the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the SFO, the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), or the Companies (WUMP) Ordinance, and the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong, or the Takeovers Codes. If these applications are approved, we would be exempted from certain requirements to which other companies listed on the Hong Kong Stock Exchange are normally subject to without such waivers and exemptions, as discussed in greater detail below. The Company does not expect the Listing to result in significant additional compliance or disclosure obligations.

Unless otherwise stated, all translations of RMB into U.S. dollars and from U.S. dollars into RMB in this Exhibit 99.4 were made at a rate of RMB7.0808 to US$1.00, the exchange rate on March 31, 2020 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

There is no assurance as to if or when the Listing and Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of our securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

TABLE OF CONTENTS

SUMMARY	1
RISK FACTORS	13
INFORMATION ABOUT THE LISTING	45
HISTORY AND CORPORATE STRUCTURE	49
INDUSTRY OVERVIEW	52
OUR BUSINESS	63
FINANCIAL INFORMATION	91
DIRECTORS AND SENIOR MANAGEMENT	125
SHARE CAPITAL	135
MAJOR SHAREHOLDERS	138
RELATED PARTY TRANSACTIONS	140
REGULATIONS	142
FORWARD LOOKING STATEMENTS	149

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SUMMARY

The following section presents updates relating to our operating and financial information, the impact of COVID-19 pandemic on our business, operational and financial results subsequent to the year ended December 31, 2019 and the recent U.S. legislative activity which could potentially affect us and the trading of our American Depositary Shares.  In this document, we use “legacy Huazhu” to refer to our Group excluding Deutsche Hospitality, and “legacy DH” to Deutsche Hospitality.

COVID-19 OUTBREAK: IMPACT AND RESPONSE

Impact on the Hotel Industry Globally and in China

The hotel industry is closely related to commercial activities and travel, which have been materially and adversely affected by COVID-19 since early 2020. COVID-19 was declared by the World Health Organization as a Public Health Emergency of International Concern on January 31, 2020 and a pandemic on March 11, 2020. As a result of the global outbreak of COVID-19, governments around the world have taken various measures to contain its potential spread and infection, such as travel restrictions and regional lockdowns, as well as temporary shutdown of public facilities, tourist attractions and recreation venues. The occupancy rates and RevPAR of hotels slumped globally in the first half of 2020 as a result of the plunge in demand for travel.

Along with governments’ efforts to combat the spread of COVID-19, the economies and hotel industries have been gradually recovering in some regional markets that have made substantial progress in the control of the pandemic. For example, China had generally controlled the spread of COVID-19 by the end of June 2020 and its economy and hotel industry are gradually recovering. By the end of June 2020, the impact of COVID-19 on the European countries had been gradually alleviated and the lockdown measures and temporary restrictions on non-essential travel in Europe had gradually been lifted. As a result, the hotel industry in Europe is also gradually recovering. However, in some other regional markets, where COVID-19 is still spreading and raging, the hotel industries are expected to be under continued pressure. In general, Frost & Sullivan forecasts the global hotel supply to stay stagnant from 2020 to 2024 due to the impact of COVID-19.

Travel Restrictions in China and Europe

Beginning from March 28, 2020, the Chinese government suspended entry for almost all foreigners, including those holding valid visas or residence permits. The travel restriction in China has been gradually lifted in the regions that have made positive progress in pandemic control. On August 10, 2020, China announced that eligible foreigners from 36 European countries holding valid residence permits, including work permits or permits for family reunion and personal matters, can apply for a visa to enter China.

On June 30, 2020, the EU Council adopted a Recommendation on the gradual lifting of the temporary restrictions on non-essential travel into the EU (the “Recommendation”), which suggested to lift travel restrictions of countries listed in the Recommendation. Upon revision by EU Member States and the EU Council, the list is reviewed every two weeks. According to the updated list published by the EU Council on August 7, 2020, EU Member States should start lifting the travel restrictions for residents of the following countries, including Australia, Canada, Georgia, Japan, New Zealand, Rwanda, South Korea, Thailand, Tunisia, Uruguay and China (subject to confirmation of reciprocity), subject to the criteria and conditions set out in the Recommendation.

Impact on Our Business Operations

As a result of the impact of COVID-19, we had over 2,000 hotels temporarily closed at the peak in February 2020 and 369 hotels temporarily closed as of March 31, 2020 (out of a total of 5,838 hotels as of the same date), all of which were in China . As of June 30, 2020, approximately 96%, or 5,700, of legacy Huazhu’s hotels (excluding those under governmental requisition) had resumed operations with an occupancy rate of approximately 83% in early June 2020. In the three months ended March 31, 2020, the Chinese governmental authorities requisitioned accumulatively 610 of our hotels (including approximately two million room-nights, approximately 12% of which were from our leased hotels) in various locations and during different periods for the accommodation of medical support workers and for quarantine purposes. As of June 30, 2020, we still had 139 hotels under such governmental requisition in China. We generally waived the franchise fees for our manachised and franchised hotels under requisition by the government. For our leased and owned hotels under requisition, we received payment from the government or the quarantined guests as required by the government for the hotel rooms sold. We recognized revenues of approximately RMB30.4 million and RMB44.5 million in aggregate for our leased and owned hotels while they were requisitioned by the government in the three months ended March 31 and June 30, 2020, respectively.

Due to the Chinese government’s effective measures to contain the spread of COVID-19, China’s domestic travel has gradually recovered, following eased travel restrictions and the national policy for resuming production and work. However, in June and July 2020, there was a resurgence of new COVID-19 cases discovered in Beijing. Beijing reinstituted strict travel restrictions to curb the spread of COVID-19 again. Our occupancy rate in Beijing and its nearby cities and provinces, such as Tianjin and Hebei, was affected. After the containment of the mini-outbreak of COVID-19 in Beijing in early July, our occupancy rate in China has gradually improved, though there have been reports of relatively small numbers of new COVID-19 cases in China.

As COVID-19 spreads globally, the hotel operations of Deutsche Hospitality in Europe have also been adversely affected since early March 2020. Local governments in Europe imposed travel restrictions and lockdowns to contain the spread of COVID-19, and as a result, a number of our Deutsche Hospitality hotels were temporarily closed. At the end of March 2020, 85, or 74%, of the 115 hotels of Deutsche Hospitality were temporarily closed. Since May 2020, the European countries’ governments have gradually reopened their economies. As of June 30, 2020, 92, or approximately 79%, of the 116 hotels of Deutsche Hospitality had resumed operations with an occupancy rate of approximately 29%.

We have experienced recovery outperforming the industry since March 2020, as a substantial majority of our hotels had resumed operations with improved occupancy rates as of June 30, 2020 as discussed above. We believe that our well-recognized brands and vast customer base have made us more resilient to business downturns (such as the one caused by COVID-19) than many of our competitors. For example, in the second quarter of 2020, the average occupancy rate of legacy Huazhu’s hotels recovered to approximately 69% following the outbreak of COVID-19, compared to the industry average of approximately 40% in China, according to Frost & Sullivan.

We expect to close down approximately 350 to 450 hotels in China in 2020 (including those already closed down in this year), which consist of approximately 300 to 350 hotels that are expected to be closed down for operational reasons and approximately 50 to 100 hotels that are expected to be closed down due to the adverse impact of COVID-19. For the first six months of 2020, we estimate that 43 of our hotels were closed down due to this pandemic, including hotels under the Elan Hotel, Hi Inn, HanTing Hotel, Ibis Hotel and Starway Hotel brands located in various tiers of cities in China. All of these hotels closed down due to the pandemic were manachised or franchised hotels, and as such, we did not bear any expenses in relation to their closures. Revenue and net income contributions from these hotels were insignificant during the Track Record Period. The number of hotels that may be closed down due to the pandemic in the second half of 2020 largely depends on the development of the pandemic; based on the current pandemic conditions, we expect the number to be less than in the first half of the year. In addition, we expect to close down 12 hotels outside China in 2020 (including those already closed down in this year), which consist of 10 hotels in Europe and two hotels outside Europe (other than China); all of these closures are expected to be due to operational reasons and none is due to the pandemic.

Impact on Our Financial Performance

The Chinese, German and other relevant governments’ containment measures negatively affected our hotels’ RevPAR and revenue. The RevPAR for all hotels in operation of legacy Huazhu (excluding hotels under governmental requisition or temporarily closed) was RMB88 in the three months ended March 31, 2020, significantly lower than the RevPAR of RMB178 in the same period of 2019. In addition, the RevPAR for all hotels in operation of legacy DH (excluding hotels temporarily closed) was EUR46 in the three months ended March 31, 2020, also lower than the RevPAR of EUR59 in the same period of 2019.

The following table sets forth the net revenues and income/(loss) from operations of legacy Huazhu for the periods indicated.

	For the month ended
	January 31,		February 28,	February 29,	March 31,
	2019	2020	2019	2020	2019	2020
	(In millions of RMB)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	761	652	696	245	930	392
Income/(loss) from operation operations	47	(142)	(20)	(417)	237	(173)

Primarily due to the impact of COVID-19, in the first three months of 2020 legacy Huazhu experienced decreases in net revenues compared to the corresponding months of 2019 and recorded operating losses. Despite the seasonality that typically results in low net revenues in February, legacy Huazhu’s net revenues slumped to a low in February and gradually picked up in March of this year, generally in line with the timeline of the pandemic’s outbreak and control in China. On the other hand, legacy DH’s revenues increased slightly in January and February 2020 compared to the same months in 2019, though it recorded a loss from operations and net loss in February of both 2019 and 2020 primarily due to seasonality. Legacy DH’s revenues decreased significantly in March 2020 compared to March 2019 and recorded a loss from operations and net loss in March 2020, primarily due to the outbreak of the pandemic in Europe in this month. Primarily due to the impact of COVID-19, our net revenues decreased by 15.7% from RMB2,387 million in the three months ended March 31, 2019 to RMB2,013 million (US$284 million) in the same period of 2020. Excluding Deutsche Hospitality, legacy Huazhu’s net revenues for the three months ended March 31, 2020 were RMB1.3 billion (US$182 million), representing a 46.0% decrease compared to the same period of 2019.

The table below sets forth the RevPAR, average daily room rate and occupancy rate of legacy Huazhu’s hotels (excluding hotels under governmental requisition or temporarily closed for January, February and March 2020 and excluding hotels under governmental requisition for April, May and June 2020) and of legacy DH’s hotels (excluding hotels temporarily closed for March through June 2020) for the periods indicated.

	For the month ended
	January 31,		February	February	March 31,		April 30,		May 31,		June 30,
	2019	2020	28, 2019	29, 2020	2019	2020	2019	2020	2019	2020	2019	2020
RevPAR
Legacy Huazhu (in RMB)	168	123	166	40	199	81	209	112	211	131	196	137
Legacy DH (in Euro)	53	53	57	56	66	26	67	8	70	12	74	21
Average daily room rate
Legacy Huazhu (in RMB)	211	207	222	189	230	164	237	172	243	188	230	192
Legacy DH (in Euro)	97	92	90	89	97	84	100	58	99	84	101	93
Occupancy rate (as a percentage)
Legacy Huazhu	80	60	75	21	87	49	88	65	87	70	86	71
Legacy DH	54	58	64	63	68	31	68	13	71	15	74	22

Legacy Huazhu has witnessed a strong recovery of its RevPAR, average daily room rate and occupancy rate since March 2020 as a result of the Chinese government’s effective pandemic control measures. On the other hand, legacy DH’s RevPAR, average daily room rate and occupancy rate declined significantly in March 2020 and reached a low in April; they slightly picked up in June 2020 and have been gradually recovering since then.

Due to the impact of COVID-19, we recognized impairment losses related to right-of-use assets, equity securities without readily determinable fair values and equity-method investments of RMB10 million, RMB45 million and RMB47 million, respectively, in the three months ended March 31, 2020. Net income attributable to our Company of RMB106 million in the three months ended March 31, 2019 changed to a net loss attributable to our Company of RMB2,135 million (US$301 million) in the same period of 2020. Legacy Huazhu’s net loss attributable to our Company was RMB2,013 million (US$284 million) in the three months ended March 31, 2020. Net cash provided by operating activities of RMB147 million in the three months ended March 31, 2019 changed to net cash used in operating activities of RMB1,346 million (US$190 million) in the same period of 2020.

We also had net current liabilities of RMB6,878 million (US$971 million) and RMB5,985 million (US$847 million) (unaudited) as of March 31 and June 30, 2020, respectively, primarily because we experienced declines in revenues in the first few months of this year due to the outbreak of COVID-19. To improve our liquidity, we have obtained additional credit facilities at favorable interest rates. As of June 30, 2020, we had unutilized credit facilities of RMB5.3 billion, including EUR45 million of credit facilities to support Deutsche Hospitality’s cash needs.

We have taken various cost and cash flow mitigation measures to counter the negative impact of COVID-19 on our financial performance, such as (i) discussing with our leased hotel lessors for rent reduction and deferment, (ii) reducing or eliminating discretionary spending, including marketing, non-essential training, and capital expenditures, and (iii) freezing new recruitments, streamlining our staff, and placing a number of our hotel staff on temporary furlough and/or reducing their workdays to adjust for the lower hotel occupancy rate. The Chinese government has announced a number of relief measures for Chinese companies, including encouraged rental waivers, reduction and delayed payment of social insurance and taxes and continued support from financial institutions. The German government has also announced certain relief measures, including salary compensation from the German government for our furloughed employees. In particular, lessors for legacy Huazhu’s leased hotels in China have agreed to reduce our rental payments, approximately RMB101 million of the reduction having been recognized in the first six months of 2020. In addition, lessors for legacy DH’s leased hotels have agreed for us to delay payment of the second quarter’s rent until later this year or early next year, totaling approximately EUR21.8 million as of June 30, 2020. Moreover, as of July 24, 2020, Deutsche Hospitality had been granted by the German government salary compensation for its short-time contract employees of approximately EUR24.8 million in 2020. In addition, as of June 30, 2020, Deutsche Hospitality had secured commercial insurance compensation for hotel closures of approximately EUR17.8 million for the year of 2020, of which approximately EUR7.6 million had been received in the second quarter of 2020. These measures have partially offset the adverse impact of COVID-19 on our operations.

To help our franchisees to cope with the pandemic, we have taken measures to ensure timely delivery of hotel supplies arranged by our centralized procurement team, and helped our franchisees to obtain lower-interest bank loans to meet their short-term working capital needs. For example, we helped introduce our franchisees to the banks and provided the banks with monthly operating statements of the franchisees recorded in our information systems as an evidence of the franchisees’ credit profiles. We do not bear any obligations under the loans that the banks extended to our franchisees. In addition, we also offered temporary franchise fee reduction to our franchisees in China, which totaled RMB70 million and RMB49 million in the three months ended March 31 and June 30, 2020, respectively. No temporary franchise fee reduction was offered to franchisees in Europe in these same periods.

Considering our available cash and cash equivalents, restricted cash, unutilized credit facilities and 10% of the net proceeds from the Global Offering for general corporate purposes in the worst-case scenario and based on the relevant assumptions below, we believe that we will still have adequate financial resources to fund our operations, including payment for budgeted capital expenditures for our hotels under development, repurchases of our convertible senior notes due 2022 if all noteholders exercise their put option in full, and repayment of all of our short-term loans, for approximately two years after June 30, 2020. The worst-case scenario assumes that the average RevPAR of our hotels will remain the same as that in the second quarter of 2020, and the above estimation of financially viable period of approximately two years is also based on the following additional assumptions: (i) all short-term debt as of June 30, 2020 and all interest expenses are assumed to be repaid when due; (ii) contractual obligations for new leases that have not yet commenced are expected to be performed; (iii) we would not proceed with the construction or renovation of the hotels under development that are in the pre-conversion stage in the worst-case scenario; and (iv) we would not purchase ordinary shares in the fund for the European hotel real estate of Commerz Real in the worst-case scenario. Almost all of our restricted cash as of June, 30, 2020 was related to cash set aside to repay our short-term debt and our interest expenses and was therefore included in our financial resources as of the same date.

RECENT DEVELOPMENTS

Financial Results for the Second Quarter of 2020

The financial information set forth below includes translations of financial data in RMB into U.S. dollars for the convenience of the reader. These translations were made at a rate of RMB7.0651 to US$1.00, the noon buying rate in effect as of June 30, 2020 set forth in the H.10 statistical release of the Federal Reserve Board.

Income Data

	Three Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020
	(In millions of RMB)			(In millions of US$)
	(Unaudited)		(Unaudited)
Revenue
Leased and owned hotels	2,001	1,516	1,236	175
Manachised and franchised hotels	803	465	676	96
Others	55	32	41	6
Net revenues	2,859	2,013	1,953	277
Operating costs and expenses:
Hotel operating costs	1,743	2,377	2,135	302
Other operating costs	17	8	7	1
Selling and marketing expenses	102	146	107	15
General and administrative expenses	247	316	263	37
Pre-opening expenses	122	111	99	14
Total operating costs and expenses	2,231	2,958	2,611	369
Other operating income, net	29	88	164	23
Income (Loss) from operations	657	(857)	(494)	(69)
Interest income	41	29	26	4
Interest expense	(83)	(137)	(142)	(20)
Other (expense) income, net	135	(102)	21	3
Unrealized gains (losses) from fair value changes of equity securities	149	(1,003)	(34)	(5)
Foreign exchange gain (loss)	35	(58)	34	5
Income (Loss) before income taxes	934	(2,128)	(589)	(82)
Income tax (expense) benefit	(286)	30	68	10
(Loss) from equity method investments	(43)	(60)	(33)	(5)
Net income (loss)	605	(2,158)	(554)	(77)
Net (income) loss attributable to noncontrolling interest	8	23	6	1
Net income (loss) attributable our Company	613	(2,135)	(548)	(76)

	Three Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020
	(In millions of RMB)			(In millions of US$)
Non-GAAP Measures:
Net income (loss) attributable to our Company	613	(2,135)	(548)	(76)
Share-based compensation expenses	31	29	38	5
Unrealized (gains) losses from fair value changes of equity securities	(149)	1,003	34	5

Adjusted net income (loss) attributable to our Company (Non-GAAP)	495	(1,103)	(476)	(66)

Net income (loss) attributable to our Company	613	(2,135)	(548)	(76)
Interest income	(41)	(29)	(26)	(4)
Interest expense	83	137	142	20
Income tax expense (benefit)	286	(30)	(68)	(10)
Depreciation and amortization	245	321	331	47

EBITDA (Non-GAAP)	1,186	(1,736)	(169)	(23)
Share-based compensation expenses	31	29	38	5
Unrealized (gains) losses from fair value changes of equity securities	(149)	1,003	34	5

Adjusted EBITDA (Non-GAAP)	1,068	(704)	(97)	(13)

Net Revenue

Our net revenues decreased by 3.0% from RMB2,013 million in the three months ended March 31, 2020 to RMB1,953 million (US$277 million) (unaudited) in the three months ended June 30, 2020, comprising RMB1,822 million (unaudited), or 93%, from legacy Huazhu and RMB131 million (unaudited), or 7%, from legacy DH. This decrease of our net revenues was primarily due to a significant decrease in legacy DH’s net revenues, as Deutsche Hospitality was severely hit by COVID-19 from March 2020 through the second quarter of 2020. The RevPAR, average daily room rate and occupancy rate of Deutsche Hospitality’s hotels (excluding hotels temporary closed) slumped in March and has been recovering since May 2020. The decrease in legacy DH’s net revenues was largely offset by the increase in net revenues of legacy Huazhu, because its business has been recovering since March 2020, as indicated by the increases in its RevPAR, average daily room rate and occupancy rate since then. Compared to the second quarter of 2019, our net revenues decreased by 31.7% in the same period of 2020, primarily due to the impact of COVID-19.

•                  Leased and Owned Hotels. Net revenues from our leased and owned hotels decreased by 18.5% from RMB1,516 million in the three months ended March 31, 2020 to RMB1,236 million (US$175 million) in the three months ended June 30, 2020. The decrease was primarily due to a significant decrease in legacy DH’s net revenues from its leased hotels, as Deutsche Hospitality was severely hit by COVID-19 from March 2020 through the second quarter of 2020. This factor was partially offset by the revenue recovery of leased and owned hotels of legal Huazhu due to (i) the reopening of temporarily closed hotels in China and (ii) the increased RevPAR for legacy Huazhu’s leased and owned hotels, which was RMB138 in the three months ended June 30, 2020 (excluding hotels under governmental requisition), compared to RMB92 in the three months ended March 31, 2020 (excluding hotels under governmental requisition or temporarily closed). Compared to the second quarter of 2019, our net revenues from our leased and owned hotels decreased by 38.2% in the same period of 2020, primarily due to the impact of COVID-19.

•                  Manachised and Franchised Hotels. Net revenues from our manachised and franchised hotels increased by 45.4% from RMB465 million in the three months ended March 31, 2020 to RMB676 million (US$96 million) in the three months ended June 30, 2020. This increase was primarily due to (i) the reopening of temporary closed hotels in China and (ii) the increased RevPAR for legacy Huazhu’s manachised and franchised hotels, which was RMB125 in the three months ended June 30, 2020 (excluding those under governmental requisition), compared to RMB87 in the three months ended March 31, 2020 (excluding hotels under governmental requisition or temporarily closed). Compared to the second quarter of 2019, our net revenues from our manachised and franchised hotels decreased by 15.8% in the same period of 2020, primarily due to the impact of COVID-19.

•                  Other Revenues. Net other revenues increased by 28.1% from RMB32 million in the three months ended March 31, 2020 to RMB41 million (US$6 million) in the three months ended June 30, 2020. This increase was primarily attributable to the increase in other revenues of legacy DH. Compared to the second quarter of 2019, our other revenues decreased by 25.5% in the same period of 2020, primarily due to the impact of COVID-19.

Operating Costs and Expenses

Our operating costs and expenses decreased by 11.7% from RMB2,958 million in the three months ended March 31, 2020 to RMB2,611 million (US$369 million) (unaudited) in the three months ended June 30, 2020, comprising RMB2,057 million (unaudited) from legacy Huazhu and RMB554 million (unaudited) from legacy DH. Compared to the second quarter of 2019, legacy Huazhu’s operating costs and expenses decreased by 7.8% to RMB2,057 million (unaudited) in the same period of 2020. Primarily due to our consolidation of Deutsche Hospitality, compared to the second quarter of 2019, our operating costs and expenses increased by 17.0% to RMB2,611 million (unaudited) in the same period of 2020.

•                  Hotel Operating Costs. Our hotel operating costs decreased by 10.2% from RMB2,377 million in the three months ended March 31, 2020 to RMB2,135 million (US$302 million) in the three months ended June 30, 2020. This decrease was primarily due to (i) rental reduction granted by lessors for legacy Huazhu’s hotels and a decrease in variable rent based on hotel turnover or gross operating profit for legacy DH’s hotels; (ii) reduction of our personnel costs by arranging hotel staff’s furlough to adjust for the COVID-19 situation and salary compensation for the short-time contract employees received from the German government; and (iii) a decrease in utilities and consumables due to the lower occupancy rates and temporary closures of legacy DH’s hotels as a result of COVID-19. Our hotel operating costs as a percentage of net revenues decreased from 118.1% in the three months ended March 31, 2020 to 109.3% in the three months ended June 30, 2020. Primarily due to our consolidation of Deutsche Hospitality, compared to the second quarter of 2019, our hotel operating costs increased by 22.5% in the same period of 2020.

•                  Selling and Marketing Expenses. Our selling and marketing expenses decreased by 26.7% from RMB146 million in the three months ended March 31, 2020 to RMB107 million (US$15 million) in the three months ended June 30, 2020. This decrease was mainly due to our cut-down of sales and marketing activities to mitigate the impact of COVID-19, as well as less sales commissions paid to third party agents of legacy DH. Our selling and marketing expenses as a percentage of net revenues decreased from 7.3% in the three months ended March 31, 2020 to 5.5% in the three months ended June 30, 2020. Primarily due to our consolidation of Deutsche Hospitality, compared to the second quarter of 2019, our selling and marketing expenses increased by 4.9% in the same period of 2020.

•                  General and Administrative Expenses. Our general and administrative expenses decreased by 16.8% from RMB316 million in the three months ended March 31, 2020 to RMB263 million (US$37 million) in the three months ended June 30, 2020, primarily due to our cut-down of salaries of some of our head office staff in light of COVID-19 and reversal of over-accrued bonus for the prior year. Our general and administrative expenses as a percentage of net revenues decreased from 15.7% in the three months ended March 31, 2020 to 13.5% in the three months ended June 30, 2020. Primarily due to our consolidation of Deutsche Hospitality, compared to the second quarter of 2019, our general and administrative expenses increased by 6.5% in the same period of 2020.

•                  Pre-opening Expenses. Our pre-opening expenses decreased by 10.8% from RMB111 million in the three months ended March 31, 2020 to RMB99 million (US$14 million) in the three months ended June 30, 2020 primarily because certain of our upscale leased and owned hotels had commenced operations in the second quarter of 2020. Our pre-opening expenses as a percentage of net revenues remained relatively stable at 5.5% in the three months ended March 31, 2020 and 5.1% in the three months ended June 30, 2020. For the above reason, compared to the second quarter of 2019, our pre-opening expenses decreased by 18.9% in the same period of 2020.

For the reporting unit of legacy Huazhu, we performed a qualitative assessment when performing the goodwill impairment analysis as of June 30, 2020, and concluded that it was not more likely than not that the fair value of the reporting unit was less than the carrying value because the business recovery of legacy Huazhu is consistent with the forecast used in the impairment testing at March 31, 2020. As such, no further quantitative analysis is needed pursuant to the guidance set forth in ASC 350-20-35-3D and no impairment was identified. For the reporting unit of legacy DH, we performed qualitative and quantitative assessment of goodwill as of June 30, 2020 and did not expect to record an impairment loss based on preliminary results from discounted cash flow testing, mainly because the business forecast as of June 30, 2020 does not further deteriorate as compared to that used in the impairment testing as of March 31, 2020.

Other Operating Income, Net

Our other operating income, net, increased by 86.4% from RMB88 million in the three months ended March 31, 2020 to RMB164 million (US$23 million) (unaudited) in the three months ended June 30, 2020, primarily related to the insurance compensation for hotel closure received by Deutsche Hospitality due to COVID-19. Our other operating income, net, increased significantly from RMB29 million in the three months ended June 30, 2019 to RMB164 million (unaudited) in the same period of 2020, primarily due the insurance compensation discussed above and our consolidation of Deutsche Hospitality.

Income (Losses) from Operations

As a result of the above, loss from operations of RMB857 million in the three months ended March 31, 2020 and income from operations of RMB657 million in the three months ended June 30, 2019 changed to loss from operations of RMB494 million (US$69 million) (unaudited) in the three months ended June 30, 2020. In the three months ended June 30, 2020, RMB208 million (unaudited), or 42.1% of our loss from operations were attributed to legacy Huazhu and RMB286 million (unaudited), or 57.9%, were from legacy DH.

Interest Expense, Net

Our net interest expense increased by 7.4% from RMB108 million in the three months ended March 31, 2020 to RMB116 million (US$16 million) in the three months ended June 30, 2020. Our interest income was RMB26 million (US$4 million) and our interest expense was RMB142 million (US$20 million) in the three months ended June 30, 2020. Our interest income was RMB29 million and our interest expense was RMB137 million in the three months ended March 31, 2020. The increase in our net interest expense was primarily due to increased borrowings in the three months ended June 30, 2020 compared to the three months ended March 31, 2020. Compared to the second quarter of 2019, our net interest expenses increased significantly in the same period of 2020, primarily due to our increased borrowings.

Other Income (Expense), Net

We had other income, net, of RMB21 million (US$3 million) in the three months ended June 30, 2020, compared to other expense, net, of RMB102 million in the three months ended March 31, 2020. Other expense, net, in the three months ended March 31, 2020 was mainly related to impairment loss on investments totaling RMB92 million. Compared to the second quarter of 2019, our other income, net decreased by 84.4% in the same period of 2020, primarily attributable to the dividends we received from Accor’s shares in the second quarter of 2019.

Unrealized Gains (Losses) From Fair Value Changes of Equity Securities

Our unrealized losses from fair value changes of equity securities decreased significantly from RMB1,003 million in the three months ended March 31, 2020 to RMB34 million (US$5 million) in the three months ended June 30, 2020, primarily because the prices of Accor’s shares decreased to a lesser extent than in the first quarter of 2020. In comparison with the three months ended June 30, 2020, we had unrealized gains from fair value changes of equity securities in the same period in 2019, primarily related to increases in the prices of Accor’s shares.

Foreign Exchange Gain (Loss)

Our foreign exchange gain was RMB34 million (US$5 million) in the three months ended June 30, 2020, compared to foreign exchange loss of RMB58 million in the three months ended March 31, 2020. This change was primarily attributable to the exchange gain in the three months ended June 30, 2020 related to our investment in Accor in Euro as the Euro appreciated against the U.S. dollar. Our foreign exchange gain remained relatively stable in the three months ended June 30, 2019 and 2020.

Income Tax (Expense) Benefit

Our income tax benefit increased from RMB30 million in the three months ended March 31, 2020 to RMB68 million (US$10 million) in the three months ended June 30, 2020. Our income tax expense was RMB286 million in the three months ended June 30, 2019.

(Loss) from Equity Method Investments

Our loss from equity method investments was RMB33 million (US$5 million) in the three months ended June 30, 2020, compared to RMB60 million in the three months ended March 31, 2020. This change was primarily due to the recovery from COVID-19 of our investee companies’ operating results. In the second quarter of 2019, our loss from equity method investments was RMB43 million.

Net (Loss) Attributable to Noncontrolling Interest

Net loss attributable to noncontrolling interest was RMB6 million (US$1 million) in the three months ended June 30, 2020, primarily due to losses from certain of our joint ventures. The net loss attributable to noncontrolling interest was RMB8 million and RMB23 million in the three months ended June 30, 2019 and the three months ended March 31, 2020, respectively.

Net (Loss) Income and Adjusted Net (Loss) Income Attributable to our Company (Non-GAAP)

As a result of the foregoing, net loss attributable to our Company was RMB548 million (US$76 million) in the three months ended June 30, 2020, compared to net loss attributable to our Company of RMB2,135 million in the three months ended March 31, 2020 and net income attributable to our Company of RMB613 million in the three months ended June 30, 2019. Excluding share-based compensation expenses and the unrealized losses from fair value changes of equity securities, the adjusted net loss attributable to our Company (non-GAAP) for the three months ended June 30, 2020 was RMB476 million (US$66 million), compared to adjusted net loss attributable to our Company (non-GAAP) of RMB1.1 billion in the three months ended March 31, 2020 and adjusted net income attributable to our Company (non-GAAP) of RMB495 million in the three months ended June 30, 2019.

EBITDA (Non-GAAP) and Adjusted EBITDA (Non-GAAP)

EBITDA (non-GAAP) was negative RMB169 million (US$23 million) in the three months ended June 30, 2020, compared to negative EBITDA (non-GAAP) of RMB1,736 million in the three months ended March 31, 2020 and EBITDA (non-GAAP) of RMB1,186 million in the three months ended June 30, 2019. Adjusted EBITDA (non-GAAP) was negative RMB97 million (US$13 million) in the three months ended June 30, 2020, compared to negative Adjusted EBITDA (non-GAAP) of RMB704 million in the three months ended March 31, 2020 and Adjusted EBITDA (non-GAAP) of RMB1,068 million in the three months ended June 30, 2019.

Cash Flow Data

The following table sets forth our consolidated cash flow data for the three months ended June 30, 2020:

	Three months ended June 30, 2020
	(In millions of RMB)	(In millions of US$)
	(Unaudited)
Net cash provided by operating activities	512	74
Net cash used in investing activities	(281)	(40)
Net cash provided by financing activities	1,349	191

Net cash provided by operating activities amounted to RMB512 million (US$74 million) in the three months ended June 30, 2020, primarily attributable to net loss of RMB554 million (US$77 million) mainly due to the impact of COVID-19, and (i) an add-back of RMB470 million (US$66 million) in changes in operating assets and liabilities and (ii) an add-back of RMB359 million (US$51 million) in depreciation and amortization.

Our cash used in investing activities of RMB281 million (US$40 million) in the three months ended June 30, 2020 was primarily related to RMB339 million (US$48 million) of capital expenditure, including purchase of property and equipment.

Net cash provided by financing activities of RMB1,349 million (US$191 million) in the three months ended June 30, 2020 primarily consisted of proceeds from debt of RMB4,291 million (US$607 million), including the convertible senior notes due 2026 in aggregate principal amount of US$500 million which we issued in May 2020, partially offset by our repayment of debt of RMB2,930 million (US$414 million).

Results of Hotel Operations of Legacy Huazhu

As of June 30, 2020, legacy Huazhu had 6,071 hotels in operation, including 690 leased and owned hotels and 5,381 manachised hotels and franchised hotels. In addition, as of the same date, legacy Huazhu had 575,911 hotel rooms in operation, including 89,599 under the lease and ownership model and 486,312 under the manachise and franchise models. Legacy Huazhu also had 2,335 hotels in the pipeline, including 27 leased and owned hotels and 2,308 manachised and franchised hotels.

As of June 30, 2020, while legacy Huazhu still had 139 hotels under governmental requisition due to the impact of COVID-19, approximately 96% of legacy Huazhu’s hotels (excluding hotels under governmental requisition) had resumed operations. The following table sets forth legacy Huazhu’s RevPAR, average daily room rate and occupancy rate for its leased and owned hotels as well as manachised and franchised hotels (excluding hotels under governmental requisition) for the periods indicated.

	Three months ended June 30,
	2019	2020
RevPAR(1) (in RMB)
Leased and owned hotels	252	138
Manachised and franchised hotels	194	125
Blended	206	127
Average daily room rate(1) (in RMB)
Leased and owned hotels	281	205
Manachised and franchised hotels	225	181
Blended	236	185
Occupancy rate (as a percentage)
Leased and owned hotels	89	67
Manachised and franchised hotels	86	69
Blended	87	69

(1)                     The RevPAR and average daily room rates for legacy Huazhu are based on the tax-inclusive room rates.

Assuming that the occupancy rate for hotels under governmental requisition were zero, the overall occupancy rate for all of legacy Huazhu’s hotels (including those under governmental requisition) would be approximately 64% for the three months ended June 30, 2020.

The RevPAR, average daily room rate and occupancy rate of legacy Huazhu’s hotels (excluding hotels under governmental requisition) in July 2020 were RMB162, RMB205 and 79%, respectively. The RevPAR, average daily room rate and occupancy rate of legacy Huazhu’s hotels (excluding hotels under governmental requisition) in August 2020 were RMB187, RMB223 and 84%, respectively. These indicators in July and August 2020 all increased compared to June 2020, reflecting a recovery from the impact of COVID-19.

Results of Hotel Operations of Legacy DH

As of June 30, 2020, legacy DH had 116 hotels in operation, including 68 leased hotels and 48 manachised hotels and franchised hotels. In addition, as of the same date, legacy DH had 23,324 hotel rooms in operation, including 12,525 under the lease model and 10,799 under the manachise and franchise models. Legacy DH also had 40 hotels in the pipeline, including 27 leased hotels and 13 manachised and franchised hotels.

As of June 30, 2020, legacy DH still had 24 hotels temporarily closed due to the impact of COVID-19, including 5 leased hotels and 19 manachised and franchised hotels. The following table sets forth legacy DH’s RevPAR, average daily room rate and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

	Three months ended June 30,
	2019	2020
RevPAR(1) (in EUR)
Leased hotels	81	15
Manachised and franchised hotels	59	17
Blended	71	16
Average daily room rate(1) (in EUR)
Leased hotels	108	82
Manachised and franchised hotels	89	97
Blended	100	87
Occupancy rate (as a percentage)
Leased hotels	74	19
Manachised and franchised hotels	67	17
Blended	71	18

(1)                     The RevPAR and average daily room rates for legacy DH are based on the tax-exclusive room rates.

The RevPAR, average daily room rate and occupancy rate of legacy DH’s hotels (excluding hotels temporarily closed) in July 2020 were EUR33, EUR96 and 34%, respectively. The RevPAR, average daily room rate and occupancy rate of legacy DH’s hotels (excluding hotels temporarily closed) in August 2020 were EUR39, EUR95 and 41%, respectively. These indicators in July and August 2020 all increased compared to June 2020, reflecting a recovery from the impact of COVID-19.

Regulatory Development

On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act (the “Kennedy Bill”).  Legislation similar to the Kennedy Bill has also been introduced in the U.S. House of Representatives. On July 21, 2020, the House of Representatives passed its version of the National Defense Authorization Act, which included provisions similar to the Kennedy Bill. In addition to legislative action, on June 4, 2020, President Trump issued a memorandum directing the President’s Working Group on Financial Markets, or PWG, to discuss and make recommendations regarding the risks faced by U.S. investors from Chinese companies and companies with significant operations in China that are listed on U.S. stock exchanges, which are imposed by the Chinese government’s refusal to permit the PCAOB to conduct inspections of auditors in China. In a letter dated July 24, 2020, which was released on August 7, 2020, the PWG responded to the president’s request with a report entitled “Protecting United States Investors from Significant Risks from Chinese Companies,” which includes various recommendations to address issues from countries in which the PCAOB is unable to inspect auditors, which it refers to as “Non-Cooperating Jurisdictions,” or NCJs. These developments could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted from NASDAQ if we are unable to meet the Public Company Accounting Oversight Board inspection requirement in time.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented to reflect changes since the filing of our 2019 Form 20-F as well as additional new risk factors relating to the Global Offering and Listing.

RISKS RELATED TO OUR BUSINESS

The COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance.

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China, which subsequently spread throughout China. The travel industry has been severely affected by the outbreak of COVID-19 since the beginning of 2020 due to the reduced traveler traffic in China. In addition, after COVID-19 was declared by the World Health Organization as a Public Health Emergency of International Concern on January 31, 2020, many foreign countries issued travel bans to China which further harmed the travel industry in China. These measures could slow down the development of the Chinese economy and adversely affect global economic conditions and financial markets. The Chinese government has also implemented strict nationwide containment measures against COVID-19, including travel restrictions, lock-downs of certain cities and hotel closures. Such containment measures negatively affected our hotels’ (both leased and owned hotels and manachised and franchised hotels) occupancy rate and revenue. For example, we had over 2,000 hotels temporarily closed at the peak in February and 369 hotels temporarily closed as of March 31, 2020 (out of a total of 5,838 hotels as of the same date), all of which were in China. As of June 30, 2020, approximately 96% of legacy Huazhu’s hotels (excluding those under governmental requisition) had resumed operations. In the three months ended March 31, 2020, the Chinese governmental authorities requisitioned accumulatively 610 of our hotels (including approximately two million room-nights, approximately 12% of which were from our leased hotels) in various locations and during different periods for the accommodation of medical support workers and for quarantine purposes. As of June 30, 2020, we still had 139 hotels under such governmental requisition in China.

Since the outbreak of COVID-19, we have taken various preventative measures, such as the introduction of intelligent non-contact services, across our hotels to help protect our employees and customers. In addition to the timely delivery of hotel supplies arranged by our centralized procurement team, we have also offered temporary franchise fee reductions and have helped our franchisees to obtain low-interest bank loans to meet their short-term working capital needs. For example, we helped introduce our franchisees to the banks and provided the banks with monthly operating statements of the franchisees recorded in our information systems as an evidence of the franchisees’ credit profiles. We do not bear any obligations under the loans that the banks extended to our franchisees. We have also taken various cost and cash flow mitigation measures to counter the negative impact of COVID-19 on our results of operations. Despite these efforts, our business operations and results in the first half of 2020 were adversely affected by COVID-19. We recorded a net loss and negative EBITDA (non-GAAP) in the first quarter of 2020. We had difficulty paying certain expenses from February to March after the outbreak of COVID-19, because our cash balance is typically low around the Spring Festival after we make payments such as employee salaries and bonuses and suppliers’ trade payables. We managed to solve this temporary liquidity issue by obtaining additional bank loans in China.

In addition, the closure of our hotels and lower occupancy rates in the first few months of 2020, as a result of the Chinese government’s containment measures mentioned above, may result in our deteriorated financial performance and as a result trigger an event of default under certain of our banking arrangements. In December 2019, we entered into a EUR440 million term facility and US$500 million revolving credit facility agreement with several banks. On April 17, 2020, the lenders under the facility agreement agreed to release us from the original financial covenants until the six-month period ending June 30, 2021, subject to the satisfaction of certain amended covenants. The amended covenants mainly include: (i) a minimum EBITDA of RMB1 billion for the second half of 2020; (ii) no cash dividend and the aggregate of cash and cash equivalents and financing commitments from any bank or financial institution not less than RMB1.2 billion until June 30, 2021; and (iii) total borrowings not exceeding RMB15.7 billion and total equity more than zero until December 31, 2020. We also obtained a waiver on the EBITDA to interest coverage ratio covenant for an RMB1.2 billion loan from a Chinese bank on June 30, 2020, subject to similar amended covenants in respect of total borrowings, EBITDA and dividend restriction. While we do not need to obtain any additional waivers for our existing loans, if the need arises in the future, there is no guarantee that we will be able to obtain such waivers. In addition, our failure to comply with the conditions of any waiver could result in an event of default under the relevant debt and cross-default to our other debt and other agreements.

Moreover, we completed the acquisition of Deutsche Hospitality in January 2020. As COVID-19 spreads globally, the operations of Deutsche Hospitality in Europe have also been adversely affected since early March 2020. Local governments in Europe imposed travel restrictions and lockdowns to contain the spread of COVID-19 and, as a result, a number of our legacy DH’s hotels were temporarily closed. For example, Deutsche Hospitality had temporarily closed 85 of its hotels as of March 31, 2020 (out of a total of 115 hotels), including 49 leased hotels and 36 manachised and franchised hotels. As of June 30, 2020, Deutsche Hospitality still had 24 hotels temporarily closed (out of a total of 116 hotels), including five leased hotels and 19 manachised and franchised hotels. As a result, Deutsche Hospitality could experience cash shortfalls and may need to increase borrowings to finance its operations. There is no assurance that we could obtain sufficient financing for our business needs on reasonable terms, or at all. The failure to obtain sufficient financing on reasonable terms or at all could materially and adversely affect our financial condition, results of operations and business.

In addition, if any of our employees or customers is suspected of having contracted or has contracted COVID-19 while he or she has worked or stayed in our hotels, we may under certain circumstances be required to quarantine our employees that are affected and the affected areas of our premises. The significant decline in revenues for most hotels also increases the probability that franchisees will be unable to fund working capital and to repay or refinance indebtedness, which may cause our franchisees to declare bankruptcy. Such bankruptcies may result in termination of our franchise agreements and eliminate our anticipated income and cash flows. Moreover, bankrupted franchisees may not have sufficient assets to pay termination fees, other unpaid fees, reimbursements or unpaid loans owed to us.

Our businesses have been significantly impacted by the global outbreak of COVID-19 and began to experience operating losses and negative operating cash flows in the first quarter of 2020. We plan to close down certain of our hotels in 2020 due to the pandemic. Also, we may be required to test our property and equipment, intangible assets or goodwill for impairments due to reduced revenues or negative cash flows. As a result, significant non-cash impairment may be charged to our results of operations. As COVID-19 continues to spread, its overall impact on our business, liquidity and results of operations is unknown at this time. Moreover, COVID-19 may not be eliminated and such outbreak may recur. For example, in June 2020, Beijing experienced a resurgence of COVID-19 infections and had to reinstitute strict travel restrictions to curb the spread of COVID-19. As a result, our occupancy rate in Beijing and its nearby cities and provinces, such as Tianjin and Hebei, was adversely affected. The potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. To the extent COVID-19 adversely affects our business, financial condition and results of operations, it may also heighten some of the other risks described in this “Risk Factors” section.

Our operating results are subject to conditions affecting the lodging industry in general.

Our operating results are subject to conditions typically affecting the lodging industry, which include:

•                  changes and volatility in national, regional and local economic conditions in China, Europe and globally;

•                  competition from other hotels, the attractiveness of our hotels to customers, and our ability to maintain and increase sales to existing customers and attract new customers;

•                  adverse weather conditions, natural disasters or travelers’ fears of exposure to contagious diseases and social unrest;

•                  changes in travel patterns or in the desirability of particular locations;

•                  increases in operating costs and expenses due to inflation and other factors;

•                  local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;

•                  the quality and performance of managers and other employees of our hotels;

•                  the availability and cost of capital to fund construction and renovation of, and make other investments in, our hotels;

•                  seasonality of the lodging business and national or regional special events;

•                  the possibility that leased properties may be subject to challenges as to their compliance with the relevant government regulations; and

•                  maintenance and infringement of our intellectual property.

Changes in any of these conditions could adversely affect our occupancy rates, average daily room rates and revenues generated per available room, or RevPAR, or otherwise adversely affect our results of operations and financial condition.

Our business is sensitive to Chinese, European and global economic conditions. A severe or prolonged downturn in the Chinese, European or global economy could materially and adversely affect our revenues and results of operations.

Our business and operations are primarily based in China as well as in Europe. We depend on domestic business and leisure travel customers in China for a significant majority of our revenues, and we also derive a relatively large portion of our revenues from Europe following our acquisition of Deutsche Hospitality on January 2, 2020. Accordingly, our financial results have been, and we expect will continue to be, affected by developments in the economies and travel industries primarily of China as well as those of Europe.

As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The growth rate of China’s GDP decreased from 2012 to 2016, and from 2018 to 2019. It is uncertain whether the growth of the Chinese economy will continue to slow down in the future. A prolonged slowdown in the Chinese economy could erode consumer confidence which could result in changes to consumer spending patterns for travel and lodging-related products and services. China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate is based on several current or emerging factors including: (i) overinvestment by the government and businesses and excessive credit offered by banks; (ii) a rudimentary monetary policy; (iii) excessive privileges to state-owned enterprises at the expense of private enterprises; (iv) the increases in labor costs; (v) a decrease in exports due to weaker overseas demand; (vi) failure to boost domestic consumption; and (vii) challenges resulting from international and geopolitical situations, especially the US-China trade war and the overall tension between such two nations. The European hotel industry is also significantly affected by European countries’ economic growth. While the European hotel industry demonstrated stable growth from 2015 to 2019, its growth rate is forecast to slow down in 2020 due to the impact of COVID-19.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including sanctions against Russia over the Ukraine crisis since 2014, shadows of international terrorism spread by Islamic State of Iraq and al-Sham, which have been particularly intensified since the Paris terror attacks in November 2015, the impact of the election of Donald Trump as President of the United States and the tax reform that he subsequently signed into law, the trade war between the United States and China, the Syrian airstrike in 2018, the tension between the United States and Iran in 2019, the impact of the United Kingdom leaving the EU and the outbreak of COVID-19. In addition, conflicts between the United States and China have extended to multiple areas, which could place further pressure on China’s economic growth. On June 30, 2020, China passed the Hong Kong National Security Law. In response, the U.S. President Donald Trump signed into law the Hong Kong Autonomy Act and an executive order in July 2020 ending Hong Kong’s special trading status and preferential economic treatment. All of these events have introduced uncertainties to the geopolitical situations and the global economic outlook.

There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s and those of the EU and its member states. There have also been concerns over unrest in the Middle East and Africa, which have resulted in significant market volatility, and over the possibility of a war involving Iran or North Korea.

In addition, there have been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and the tensions between Japan and its neighboring countries. Economic conditions in China and Europe are sensitive to global economic conditions.

It is unclear whether the above challenges will be contained or resolved and what effects they may have. Any prolonged slowdown in the Chinese, European or global economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The lodging industries in China and Europe are competitive, and if we are unable to compete successfully, our financial condition and results of operations may be harmed.

The lodging industries in China and Europe are highly fragmented. As a multi-brand hotel group, we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various independent hotels in each of the markets in which we operate, including Chinese hotel groups such as BTG Homeinns and Jinjiang, as well as international hotel groups such as Marriott, Intercontinental, Accor and OYO. We also face competitions from lodging products offered on platforms such as Airbnb and service apartments. New and existing competitors may offer more competitive rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels and result in a decrease in occupancy rates and average daily room rates of our hotels. Competitors may also outbid us for new leased hotel conversion sites, negotiate better terms for potential manachised or franchised hotels or offer better terms to our existing manachised or franchised hotel owners, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other kinds of hotels, especially given the increase in our hotel room rates to keep pace with inflation. Even if our peers cannot outcompete us, any increasing supply of hospitality assets in the areas we operate could negatively affect our operational and financial results. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

Seasonality of our business and national or regional special events may cause fluctuations in our revenues, cause our Share and/or ADS prices to decline, and adversely affect our profitability

The lodging industry is subject to fluctuations in revenues due to seasonality and national or regional special events. The seasonality of our business may cause fluctuations in our quarterly operating results. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than other quarters of the year. Our hotels in China typically have a lower RevPAR in the fourth quarter, as compared to the second and third quarters, due to reduced travel activities in the winter, though some of our European hotels may recognize higher sales in the fourth quarter as a result of more trade fairs and corporate events. In addition, national or regional special events that attract large numbers of people to travel may also cause fluctuations in our operating results in particular for the hotel locations where those events are held. Therefore, you should not rely on our operating or financial results for prior periods as an indication of our results in any future period. As our revenues may vary from quarter to quarter, our business performance is difficult to predict and our quarterly results could fall below investor expectations, which could cause our Share and/or ADS prices to decline. Furthermore, the ramp-up process of our new hotels can be delayed during the low season, which may negatively affect our revenues and profitability.

Our relatively limited operating history makes it difficult to evaluate our future prospects and results of operations.

Our operations commenced in 2005, when we launched our HanTing Hotel brand. Accordingly, you should consider our future prospects in light of the risks and challenges encountered by a company with a relatively limited operating history. These risks and challenges include:

•                  continuing our growth while trying to achieve and maintain our profitability;

•                  preserving and enhancing our competitive position in the lodging industry in China;

•                  offering innovative products to attract recurring and new customers;

•                  implementing our strategy and modifying it from time to time to respond effectively to competition and changes in customer preferences and needs;

•                  increasing awareness of our brands and products and continuing to develop customer loyalty;

•                  attracting, training, retaining and motivating qualified personnel; and

•                  renewing leases for our leased hotels on commercially viable terms after the initial lease terms expire.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

Our new leased and owned hotels typically incur significant pre-opening expenses during their development stages and generate relatively low revenues during their ramp-up stages or renovations, which may have a significant negative impact on our financial performance.

The operation of each of our leased and owned hotels goes through three stages: development, ramp-up and mature operations. During the development stage, our leased and owned hotels generate no revenue. In addition, we bear the pre-opening expenses for a substantial majority of our leased and owned hotels, which generally range from approximately RMB1.5 million to RMB20.0 million per hotel. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft finishing) and we are not required to pay rent until this renovation is completed. During the ramp-up stage, when the occupancy rate is relatively low, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, these newly opened leased and owned hotels may not achieve profitability during the ramp-up stage. As we continue to expand our leased and owned hotel portfolio, the significant pre-opening expenses incurred during the development stage and the relatively low revenues during the ramp-up stage of our newly opened leased and owned hotels may have a significant negative impact on our financial performance. Moreover, we plan to develop more midscale and upscale leased and owned hotels in the future with relatively higher pre-opening expenses, especially rent, which may lead to a more evident negative impact on our financials. In addition, we must maintain our hotels’ conditions and may upgrade certain of our hotels, which requires renovation and other improvements to our hotels from time to time. Hotels under renovation may need to be closed partially or entirely or otherwise be seriously disrupted due to the renovations, which could adversely affect the hotels’ revenues.

We may not be able to manage our planned growth, which could adversely affect our operating results.

Our hotel group has been growing rapidly since we commenced our business of operating and managing a multi-brand hotel group. We launched our hotel product HanTing Hotel in 2005, our economy hotel brand Hi Inn in 2008 and our midscale hotel brand JI Hotel in 2010. In May 2012, we completed the acquisition of a 51% equity interest in Starway Hotels (Hong Kong) Limited, or Starway HK, and in December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. We have retained the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, an upper midscale hotel brand; Joya Hotel, a new hotel brand targeting the upscale market, in December 2013; and Elan Hotel, a new economy hotel brand, in September 2014. In January 2016, we completed strategic alliance transactions with Accor to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance with Accor. In May 2017, we completed the acquisition of all of the equity interests in Crystal Orange, which operated hotels under the brands of Crystal Orange Hotel and Orange Hotel. In August 2018, we completed the acquisition of a majority stake in Blossom Hotel Management, which was engaged in the business of operating and managing hotels under the brand of Blossom Hill Hotels & Resorts (rebranded as Blossom House in April 2020) in the upscale market in the PRC. We launched Madison Hotel brand and Grand Madison Hotel brand in 2019. In 2020, we merged Grand Madison Hotel brand into Madison Hotel brand. In January 2020, we completed the acquisition of all of the equity interests in Steigenberger Hotels AG. Through such organic growth and acquisitions, we increased the number of our hotels in operation from 26 hotels as of January 1, 2007 to 6,187 hotels as of June 30, 2020.

We intend to continue developing and operating additional hotels in different geographic locations in China and overseas. Such expansions have placed, and will continue placing, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our products and the quality of our services to ensure that our business does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. In order to manage and support our growth, we must continue improving our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Our inability to anticipate the changing demands that expanding operations will impose on our management and information and operational systems, or our failure to quickly adapt our systems and procedures to the new markets, could result in declines of revenues and increases in expenses or otherwise harm our results of operations and financial condition.

In addition, our expansion within existing markets may cannibalize our existing hotels in those markets and, as a result, negatively affect our overall results of operations. While expansion into new geographic markets, especially overseas, and addition of new hotel products for which we have limited operating experience and brand recognition may present operating and marketing challenges that are different from those we currently encounter in our existing markets. Those new markets may have different regulatory requirements, competitive conditions, consumer preferences and discretionary spending patterns as compared to our existing markets. As a result, any new hotels we open in those markets may be less successful than hotels in our existing markets. Guests and franchisees in any new market may not be familiar with our brands and we may need more time to build brand awareness in that market through greater investments in advertising and promotional activities than we anticipated. We may find it more difficult in new markets to hire, motivate and retain qualified employees who share our vision, passion and culture. Hotels operated in new markets may also have lower average revenues or higher operating costs than hotels in existing markets. Revenues at hotels operated in new markets may take longer than expected to ramp up and reach expected revenues and profit levels, and may never do so, thereby affecting our overall profitability.

There can be no assurance that any expansion, new hotel products or brands we introduce will be well received by our customers and become profitable in a timely fashion, or at all. If a new product or brand is not well received by our customers and our expansion into new geographic markets is not successful, we may not be able to generate sufficient revenue to offset related costs and expenses, and our overall financial performance and condition may be adversely affected.

Our multi-brand business strategy exposes us to potential risks and its execution may divert management attention and resources from our established brands, and if any of the new hotel brands are not well received by the market, we may not be able to generate sufficient revenue to offset related costs and expenses, and our overall financial performance and condition may be adversely affected.

We launched our hotel brand HanTing Hotel in 2005, our economy hotel brand Hi Inn in 2008 and our midscale hotel brand JI Hotel in 2010. In 2012 we acquired the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, an upper midscale hotel brand; Joya Hotel, a new hotel brand targeting the upscale market, in December 2013; and Elan Hotel, a new economy hotel brand, in September 2014. We acquired Crystal Orange in May 2017, which holds hotels under the brands of Crystal Orange Hotel and Orange Hotel. In August 2018, we completed the acquisition of a majority stake in Blossom Hotel Management which holds hotels under the brand of Blossom Hill Hotels & Resorts (currently Blossom House). We launched the Madison Hotel brand and Grand Madison Hotel brand in 2019. In 2020, Grand Madison Hotel was merged into Madison Hotel brand. In January 2020, we completed the acquisition of Deutsche Hospitality, which operates in Europe, the Middle East, Asia and Africa, with hotels under brands of Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, IntercityHotel, and Zleep Hotels. We are still in the process of developing our various brands, such as the Elan Hotel, Joya Hotel, Manxin Hotel, Starway Hotel, Hi Inn, Crystal Orange Hotel, Orange Hotel, Blossom House, and Madison Hotel brands. In addition to the hotel brands owned by us, we entered into strategic alliance transactions with Accor in January 2016, and are developing Accor ‘s certain hotel brands in PRC, Taiwan and Mongolia under our brand franchise agreements.

We cannot guarantee the size and profitability of the various market segments that each new brand is targeting. The business models of these new brands are not proven and we cannot guarantee that they can generate return comparable to the established brands. The process of developing new brands may divert management attention and resources from our established brands. We may not be able to find competent management staff to lead and manage the execution of the multi-brand business strategy. If we are unable to successfully execute our multi-brand strategy to target various market segments, we may be unable to generate revenues from these market segments in the amounts and by the times we anticipate, or at all, and our business, competitive position, financial condition and prospects may be adversely affected.

We may not be able to successfully identify, secure and develop in a timely fashion additional hotel properties under the lease and ownership model or develop hotel properties on a timely or cost-efficient manner, which may adversely affect our growth strategy and business.

We plan to open more hotels to grow our business. Under our lease and ownership model (other than Deutsche Hospitality) and the lease model of Deutsche Hospitality, we may not be successful in identifying and leasing or acquiring additional hotel properties at desirable locations on commercially reasonable terms or at all. Even if we are able to successfully identify and acquire new hotel properties, those new hotels may not generate the returns we expect. We may also incur costs in connection with evaluating hotel properties and negotiating with property owners, including properties that we are subsequently unable to lease or own. In addition, we may not be able to develop additional hotel properties in a timely fashion due to construction or regulatory delays. If we fail to successfully identify, secure or develop in a timely fashion additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

We develop a substantial portion of our leased and owned hotels directly. Our involvement in the development of properties presents a number of risks, including construction delays or cost overruns, which may result in increased project costs or lost revenue. We may be unable to recover development costs we incur for projects that do not reach completion. Properties that we develop could become less attractive due to market saturation or oversupply, and as a result we may not be able to recover development costs at the expected rate, or at all. Furthermore, we may not have available cash to complete projects that we have commenced, or we may be unable to obtain financing for the development of future properties on favorable terms, or at all. If we are unable to successfully manage our hotel development to minimize these risks, our growth strategies and business prospects may be adversely affected.

We may have disputes with our franchisees and they may early terminate the franchise agreements with us if the franchised hotels’ performance is worse than they expected.

We may have disputes with our franchisees with respect to the performance of the franchise agreements. For example, we have in the past closed certain manachised and franchised hotels as a result of disputes with the franchisees. In 2017, 2018, 2019 and the three months ended March 31, 2020, 21, 72, 84 and 78, respectively, of our manachised and franchised hotels were closed because the operation results failed to meet the franchisees’ expectation, the franchisees failed to cooperate with our branding initiatives or the franchisees failed to pay franchise related fees for a relatively long period, each probably involving a certain degree of disputes between us and the franchisees. The foregoing hotels included our various brands such as HanTing Hotel, Starway Hotel, Hi Inn, Elan Hotel, Ibis Hotel and Mercure Hotel. These hotels closed for the foregoing reasons accounted for an insignificant portion of our net revenues and net profit during the Track Record Period. Some of these hotels were closed because the franchisees were unsatisfied with our measures to avoid competition between the franchisees, including keeping appropriate distances between the manachised and franchised hotels. Some franchisees were not satisfied with the performance of the hotel managers we appointed for our manachised hotels or generally the manachised or franchised hotels’ profitability or growth rates. Some franchisees complained that our loyalty program and other marketing efforts did not bring sufficient customers for their hotels. Our franchisees may also have disputes with us regarding other matters, such as the amount and settlement of fees payable by them and the adequacy of our operational support to them. In addition, our franchise agreements with franchisees typically provide that the franchise agreements could be terminated under certain circumstances. If franchise agreements are terminated early, we lose the franchise fees and related management fees. Furthermore, we may have to pay losses and damages to our guests, and our brand image may be adversely impacted. As a result, our business and results of operations and financial conditions may be adversely affected by early termination of our franchise agreements.

We plan to renew our existing franchise agreements upon expiration. However, we may be unable to retain our franchisees on satisfactory terms, or at all. If a significant number of our existing franchise agreements are terminated early or are not renewed on satisfactory terms upon expiration, our revenue and profit may decrease in the future. If we cannot secure new franchisees to replace those expired or terminated franchises and compensate for the loss of business, our results of operations could be materially and adversely affected.

Acquisitions, financial investment or strategic investment may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition.

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, we invested in Shanghai Founder Service Co., Ltd. and Beijing Qingpu Tourism Culture Development Co., Ltd. in 2015, in AAPC LUB, China Young Professionals Apartment Management Limited, Chengjia (Shanghai) Investment Co., Limited, or Cjia, and CREATER in 2016, and in Blossom Hotel Management, OYO and some securities in the hotel industry in 2017. We completed the acquisition of all of the equity interests in Crystal Orange in May 2017. In January 2018, we announced we have formed a joint venture with TPG Capital Asia. Hitone later also invested in this joint venture. In August 2018, we completed the acquisition of a majority stake in Blossom Hotel Management in steps. From 2017 to 2019, we also acquired shares of Accor and other companies from open market, and invested in certain hotel related funds. In January 2020, we completed the acquisition of all of the equity interests in Steigenberger Hotels AG.

The existing and future acquisitions or investments may expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired or invested companies will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions or investments. In addition, following completion of an acquisition or investment, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of benefits after integration and the actual cost of delivering such benefits may exceed the anticipated cost. Potential risk exposures associated with acquisition or investments, difficulties in business integration, requirements of cost, expenses and management attention may be more severe and unpredictable if international acquisitions and investments are involved. Any difficulties encountered in the acquisition or investment and integration process may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition. In addition, if we purchase shares from the open market, we may experience volatility in our investments as the prices of such shares fluctuate frequently. For example, we incurred unrealized loss from fair value changes of equity securities associated with shares we purchased from the open market in the past. If a financial or strategic investment is unsuccessful, then in addition to the diversion of management attention and resources from our existing business we may lose the value of our investment, which could have a material adverse effect on our financial condition and results of operations.

Our legal right to lease certain properties could be challenged or affected adversely by property owners or other third parties or subject to government regulation.

A substantial part of our business model relies on leases with third parties who either own or lease the properties from the ultimate property owners. We also grant franchises to hotel operators who may or may not own their hotel properties. The land use rights and other property rights with respect to properties we currently lease, manachise or franchise for our existing hotels could be challenged. For example, based on a review of the properties occupied by our Major Subsidiaries and our other selected major hotels (the “Selected Properties”), as of the September 2, 2020, our lessors failed to provide the property ownership certificates and/or the land use rights certificates for approximately 12% of the Selected Properties. While we have performed due diligence to verify the rights of our lessors to lease such properties, including inspecting documentation issued by competent government authorities evidencing these lessors’ land use rights and other property rights with respect to these properties, our rights under those leases could be challenged by other parties including government authorities in China. If the properties are deemed to be illegal constructions or the landlords do not have the rights to lease the properties to us for hotel operations purposes, the landlords (instead of us, as the lessee) may be subject to monetary penalties and the lease agreements may be invalidated. We may therefore be required to relocate our relevant hotels. We also cannot assure you that we can always keep good title of the properties we lease currently or will lease in the future, free and clear of all liens, encumbrances and defects. If the ultimate owner of the property changes after the original owner of such property mortgages such property to any third party, our legal rights under the lease agreement may be affected adversely and we may not rank senior in the right of continuing occupying the property.

Under PRC law, all lease agreements are required to be registered with the local housing bureau. While the majority of our standard lease agreements require the lessors to make such registrations, many of our leases have not been registered as required, which may expose both our lessors and us to potential monetary fines ranging from RMB 1,000 to RMB 10,000 for each non-registration. Some of our rights under the unregistered leases may also be subordinated to the rights of other interested third parties. In addition, in some instances where the immediate lessors (or we) are not the ultimate owners of hotel properties, no consents or permits have been obtained from the owners, the primary lease holders or competent government authorities, as applicable, for the subleases of the hotel properties to certain of our hotels, which could potentially invalidate our leases or lead to the renegotiation of such leases that result in terms less favorable to us or even relocation of our relevant hotels. As of September 2, 2020, no more than 6% of the Selected Properties had this issue. Some of the properties we lease from third parties were also subject to mortgages at the time the leases were signed. Where consent to the lease has not been obtained from the mortgage holder in such circumstances, the lease may not be binding on the transferee of the property if the mortgage holder forecloses on the mortgage and transfers the property. Moreover, the property ownership or leasehold in connection with our manachised and franchised hotels could be subject to similar third-party challenges.

In Germany our hotels are operated on the legal basis of lease, management or franchise agreements. Some agreements for hotels located in Germany are concluded subject to conditions precedent or require a consent by a third party, such as authorities in case of local measurement areas (for example, re-development) or ground owners in case of a hereditary building right. There are no indications that these requirements have not been fulfilled; however, if not met, failure to meet these requirements could potentially invalidate the respective agreements or lead to the renegotiation of these agreements which could result in less favorable terms. In addition, some of our leases, management or franchise agreements contain break rights and rescission rights entitling the landlords to terminate the agreements on a certain date or upon the occurrence of certain events. Further, in case of a fixed lease period of more than one year, German law provides for a written-form requirement regarding material terms of leases and therefore excludes an ordinary termination right prior to the lapse of the lease period. However, in case of a written-form defect, the lease agreement is not considered void but will be deemed to have an unlimited lease period with an ordinary termination right by law. Some of our leases may have a written-form defect, which effectively leads to a statutory termination right with a notice period. Similar issues, except for the written-form defect, may occur in connection with our managed and franchised hotels.

Any challenge to our legal rights to the properties used for our hotel operations, if successful, could impair the development or operations of our hotels in such properties. We are also subject to the risk of potential disputes with property owners or third parties who otherwise have rights to or interests in our hotel properties. Such disputes, whether resolved in our favor or not, may divert management’s attention, harm our reputation or otherwise disrupt our business.

Any failure to comply with land- and property-related PRC laws and regulations may negatively affect our ability to operate our hotels and we may suffer significant losses as a result.

Our lessors are required to comply with various land- and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, before any properties located on state-owned land in China with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from competent government authorities. In addition, properties used for hotel operations and the underlying land should be approved for commercial use purposes by competent government authorities. Some of the lessors of our executed lease agreements have not obtained the required governmental approvals, including approvals of the properties for commercial use purposes. As of September 2, 2020, for approximately 33% of the Selected Properties the landlords had not obtained the governmental approvals for the properties to be used for commercial use purposes. Such failure may subject the lessors to monetary fines or other penalties and may lead to the invalidation or termination of our leases and relocation of our relevant hotels, and therefore may adversely affect our results of operations. While some lessors have agreed to indemnify us against our losses resulting from their failure to obtain the required approvals, we cannot assure you that we will be able to successfully enforce such indemnification obligations against our lessors or that such indemnification can cover losses from all the property defects. As a result, we may suffer significant losses resulting from our lessors’ failure to obtain required approvals to the extent that we are not fully indemnified by our lessors.

Our success could be adversely affected by the performance of our manachised and franchised hotels and defaults or wrongdoings of our franchisees may affect our reputation, which would adversely affect our results of operations.

Our success could be adversely affected by the performance of our manachised and franchised hotels, over which we have less control compared to our leased and owned hotels. As of June 30, 2020, we manachised and franchised approximately 87.7% of our hotels, and we plan to further increase the number of manachised and franchised hotels to increase our national presence in China and our overseas markets. Our franchisees for both our manachised and franchised hotels may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our manachised and franchised hotel operations may be diminished by factors beyond our control.

Our franchisees may not successfully operate hotels in a manner consistent with our standards and requirements. Our manachised and franchised hotels are also operated under our brand names. Misuses of our brands by any of our franchisees could adversely affect our business reputation and brand image. In addition, like any operators in service-oriented industries, we are subject to customer complaints and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting our results of operations. We may also have to incur additional costs in placating any customers or salvaging our reputation. For example, in the three months ended March 31, 2020, we closed 42 manachised and franchised hotels that did not comply with our brand and operating standards.

If any of our franchisees defaults or commits wrongdoing, such franchisee may not be in a position to sufficiently compensate us for losses which we have suffered as a result of such defaults or wrongdoings. While we ultimately can take action to terminate our franchisees that do not comply with the terms of our franchise agreements or commit wrongdoing, we may not be able to identify problems and make timely responses and, as a result, our image and reputation may suffer, which may have a material adverse effect on our results of operations.

Failure to comply with data protection laws or maintain the integrity of internal or customer data could result in harm to our reputation or subject us to costs, liabilities, fines or lawsuits.

Our business involves collecting and retaining large volumes of internal and customer data, including personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC regulatory and enforcement regime regarding privacy and data security is evolving. The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and to become effective on January 1, 2021), the General Rules on the Civil Law (effective since October 1, 2017) and the Tort Law (effective since July 1, 2010) provide main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could cause us to incur substantial compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to civil litigations brought by relevant individuals; administrative penalties, including fines, suspension of business, website closure, and revocation of prerequisite licenses; and our reputation and results of operations could be materially and adversely affected. As we further expand our operations into international markets, we will be subject to additional laws and regulations in other jurisdictions where our hotels, guests, employees and other participants are located. The laws, rules and regulations of those jurisdictions may be more comprehensive and detailed, and may impose requirements and penalties which are more stringent than, or even conflict with, those in China. In addition, these laws, rules and regulations may restrict the transfer of data across jurisdictions, which could impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our business activities and expansion plans. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources, costs and our management attention.

After the acquisition of Deutsche Hospitality, the European Union has become an important region for our data protection compliance. European data protection laws, in particular the Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (GDPR) (complemented by the German Federal Data Protection Act) include strict rules on the processing of personal data, including the transfer of data from the European Union to China. Under the GDPR, any personal data may be used only if there is a legal justification (which could be a consent or an express statutory justification set out in the GDPR or other applicable EU laws), and the use must be restricted to legitimate purposes. Deutsche Hospitality has taken various technical and organizational measures, which are regularly reviewed and updated, to stay compliant, including appointment of a data protection officer and a special data protection working group, regulation of data processes, risk management assessment, preparation of relevant documentation and training. We also put high emphasis on proper dealing with data subject rights requests, i.e. the requests of customers, employees and other natural persons regarding our use of their data. We, including Deutsche Hospitality, take GDPR requirements and, in particular, data subject rights requests very seriously. However, we cannot guarantee that we are fully compliant in this complex area where many items are still unclear.

While we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. For instance, in August 2018, online reports alleged that we had become the subject of a potential information leak and a proposed class action complaint was filed against us and our management, which was voluntarily dismissed by the plaintiffs in February 2019. We may face similar litigations in the future. Any of such proceedings may harm our reputation and adversely affect our business and results of operations. Besides proceedings, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

The laws and regulations applicable to security and privacy are becoming increasingly important globally. Complying with any additional or new regulatory requirements on a jurisdiction-by-jurisdiction basis would impose significant burdens and costs on our operations. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits.

Failure to protect our trade names and trademarks as well as other intellectual property rights could have a negative impact on our brands and adversely affect our business.

The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our products. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, we consider our proprietary information systems and operational system to be key components of our competitive advantage and our growth strategy. As of June 30, 2020, we had received copyright registration certificates for 120 software programs developed by us and 13 patents for certain of our proprietary information systems.  However, none of our other proprietary information systems have been patented, copyrighted or otherwise registered as our intellectual property.

Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brands, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in the PRC and other jurisdictions is evolving and could involve substantial risks to us. In particular, the laws and enforcement procedures in the PRC are uncertain and do not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States and other developed countries. If we are unable to adequately protect our brands, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

We may also be subject to claims for infringement, invalidity, or indemnification relating to third parties’ intellectual property rights. Regardless of their merits, such third party claims may be time-consuming and costly to defend, divert management attention and resources, or require us to enter into licensing agreements, which may not be available on commercially reasonable terms, or at all.

If we are not able to retain, hire and train qualified managerial and other employees, our business may be materially and adversely affected.

Our managerial and other employees manage our hotels and interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services as well as our established brands and reputation. In general, employee turnover, especially in lower-level positions, is relatively high in the lodging industry. As a result, it is important for us to retain as well as attract qualified managerial and other employees who are experienced in lodging or other consumer-service industries. There is a limited supply of such qualified individuals in cities where we have operations and other cities into which we intend to expand. In addition, we need to hire qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our hotels in various geographic locations. We must also provide training to our managerial and other employees so that they have up-to-date knowledge of various aspects of our hotel operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease, which in turn, may have a material and adverse effect on our business.

Our current employment practices may be adversely impacted under the applicable labor law.

The PRC National People’s Congress promulgated the Labor Contract Law of the PRC (the “Labor Contract Law”) in 2008, and amended it on December 28, 2012. The Labor Contract Law imposes requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of fixed-term employment contracts. Because the PRC governmental authorities have introduced various new labor-related regulations since the effectiveness of the labor contract law, and the interpretation and implementation of these regulations are still evolving, our employment practices could violate the Labor Contract Law and related regulations and could be subject to related penalties, fines or legal fees. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected. In addition, a significant number of our employees are dispatched from third-party human resources companies, which are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. According to a new regulation on labor dispatch, which was promulgated in December 2013 to implement the provisions of the labor contract law, a company is permitted to use dispatched employees for only up to 10% of its labor force after February 29, 2016. To comply with the labor dispatch regulation, we have reduced the percentage of dispatched employees since December 2013 by using service outsourcing arrangements. Under the service outsourcing arrangement, we have entered into service outsourcing agreements with a service outsourcing firm and relevant employees are deemed as employees of this service outsourcing firm. However, since the current labor dispatch regulation does not clearly define the distinction of labor dispatch and service outsourcing, our service outsourcing arrangements may be considered as labor dispatch by the relevant PRC government.

In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with our employees in the employment contracts or confidentiality agreements, we have to compensate our employees on a monthly basis during the term of the restriction period after the termination or ending of the employment contract, which may cause extra expenses to us.

In Germany, our business is subject to various labor-related statutory regulations. For example, there are restrictions regarding the assignment and use of temporary agency workers under the German Temporary Agency Work Act (Arbeitnehmerüberlassungsgesetz) which was substantially amended with effect from April 1, 2017. As the interpretation of the amended regulations is still evolving and we are liable for non-compliant assignments of temporary-agency workers, even if the root cause of the non-compliance lies with the temporary-work agency engaged by us, we could be subject to related fines. If we are subject to severe fines or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

In addition, our employment practices in other jurisdictions are also subject to changes in applicable labor law. If we are found to have violated any other applicable labor law requirements, we may be subject to fines or other penalties, which could in turn negatively affect our reputation and results of operations, and disputes with our employees could interrupt our business operations.

Failure to retain our management team could harm our business.

We place substantial reliance on the experience and the institutional knowledge of members of our current management team. Mr. Qi Ji, our founder, executive chairman and chief executive officer, Mr. Hui Jin, our president, Ms. Xinxin Liu, our chief digital officer, Mr. Teo Nee Chuan, our chief financial officer, and other members of the management team are particularly important to our future success due to their substantial experiences in lodging and other consumer-service industries. Finding suitable replacements for Mr. Qi Ji, Mr. Hui Jin, Ms. Xinxin Liu, Mr. Teo Nee Chuan and other members of our management team could be difficult, and competition for such personnel of similar experience is intense. The loss of the services of one or more members of our management team due to their departures or otherwise could hinder our ability to effectively manage our business and implement our growth strategies.

We are subject to various laws and regulations, including franchise, hotel industry, construction, hygiene, health and safety environmental and advertising laws and regulations that may subject us to liability.

Our business is subject to various compliance and operational requirements under PRC laws. For example, we are required to complete the filing and submit annual reports with, the PRC Ministry of Commerce, or the MOC, to engage in the hotel franchising business. In addition, each of our hotels in China is required to obtain a special industry license from and complete fire prevention safety inspection/commitment with the local public security bureau, to have hotel operations included in the business scope of its business license, to obtain hygiene permits and environmental impact assessment approvals, and to comply with license requirements and laws and regulations with respect to construction permits, zoning, fire prevention, public area hygiene, food safety, public safety and environmental protection. We are also subject to advertising and other laws and regulations. If we fail to comply with any applicable construction, hygiene, health and safety, environmental and advertising laws and regulations related to our business, we may be subject to potentially significant monetary damages and fines or the suspension of our operations or development activities. Furthermore, new regulations could also require us to retrofit or modify our hotels or incur other significant expenses.

New zoning plans or regulations applicable to a specific location may cause us to relocate our hotel(s) in that location, or require additional approvals and licenses that may not be granted to us promptly or at all, which may adversely affect our operating results. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances in our development activities, or to otherwise operate in compliance with environmental laws could also subject us to potentially significant monetary damages and fines or the suspension of our hotel development activities or hotel operations, which could materially adversely affect our financial condition and results of operations. Some of our hotels are not in full compliance with all of the applicable requirements. Such failure to comply with applicable construction permit, environmental, health and safety laws and regulations related to our business and hotel operation may subject us to potentially significant monetary damages and fines or the suspension of operations and development activities of our Company or related hotels. We could be subject to any challenges or other actions with respect to such noncompliance.

Owners of our manachised and franchised hotels are subject to these same permit and safety requirements. Although our franchise agreements require these owners to obtain and maintain all required permits or licenses, we have limited control over these owners. Any failure to obtain and maintain the required permits or licenses by any operator of a manachised or franchised hotel may require us to delay opening of the manachised or franchised hotel or to forgo or terminate our franchise agreement, which could harm our brand, result in lost revenues and subject us to potential indirect liability.

Our businesses in Europe and other jurisdictions are subject to similar requirements and the business activities have to comply with various compliance and operational requirements, including inter alia regulations for customer and data protection, as well as regulations with respect to health, safety and fire protection and hygiene requirements. Compliance with these regulations and adaptions to new regulations could potentially disturb our business and lead to additional expenses.

We could suffer impairment losses for our intangible assets.

We had net intangible assets of RMB1,644 million, RMB1,834 million, RMB1,662 million and RMB5,854 million (US$827 million) as of December 31, 2017, 2018 and 2019 and March 31, 2020, respectively. Our intangible assets consist primarily of brand names, master brand agreements, non-compete agreements, franchise agreements and favorable leases acquired in business combinations before the adoption of ASC Topic 842, Leases (“ASC 842”) on January 1, 2019, and our purchased software.

Brand names and master brand agreements are considered to have indefinite lives. We test indefinite life intangible assets at least annually for impairment, and more frequently if events or changes in circumstances indicate that they might be impaired. Our other intangible assets are considered to be finite life intangible assets. We evaluate finite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets, an impairment charge could result.

Due to the COVID-19 outbreak worldwide, we suffered an operating loss for the first quarter of 2020. As the situation is not totally under control and future impacts of the COVID-19 pandemic are highly uncertain, we performed an impairment test regarding all the indefinite life intangible assets as of March 31, 2020 but did not recognize any impairment loss for intangible assets as a result. Neither did we recognize impairment loss for intangible assets in 2017, 2018 or 2019. However, the extent, magnitude and duration of COVID-19 may change the assumptions and estimates used in the indefinite life intangible assets valuation, which could result in future impairment charges. There can be no assurance that future reviews of intangible assets will not result in significant impairment charges. Although it does not affect cash flow, an impairment charge will have the effect of decreasing our earnings, assets and shareholders’ equity.

We may suffer impairment losses for our goodwill.

We have acquired businesses from time to time, which have resulted in the recognition of goodwill on our financial statements. We had goodwill of RMB2,265 million, RMB2,630 million, RMB2,657 million and RMB5,339 million (US$754 million) as of December 31, 2017, 2018 and 2019 and March 31, 2020, respectively. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Factors that could lead to impairment of goodwill include significant adverse changes in the business climate, unanticipated changes in the competitive environment, adverse legal or regulatory actions or developments, changes in clients’ perception and the reputation of our brands, changes in interest rates, unfavorable changes in our stock price and market capitalization, and deterioration in our financial condition.

We did not recognize any goodwill impairment in 2017, 2018 or 2019. Given the impact of COVID-19 on the hotel industry, we concluded that indicators of impairment existed as of March 31, 2020. However, we updated previous assumptions based on the current economic environment and concluded that the goodwill was not impaired as of March 31, 2020, as the fair values of our two reporting units were not less than their carrying values based on our management’s projection of revenues, gross margin, operating costs and cash flows considering planned business and operational strategies over a long-term planning horizon of eight to 10 years along with a terminal value calculated based on discounted cash flows. However, as the extent, magnitude and duration of COVID-19 is still uncertain, we may need to change our assumption, which could result in future impairment charges.

If we acquire new businesses in the future, we may also record additional goodwill. The possible impairment of goodwill could negatively impact our future earnings and, as a result, the market price of our common stock could decline.

Inability to generate sufficient future taxable profits or adverse changes to tax laws or regulatory requirements could have a negative impact on the recoverability of our deferred tax assets.

We had deferred tax assets of RMB759 million (US$107 million) as of March 31, 2020. The deferred tax assets can be utilized only if, and to the extent that, our operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration of the carry forwards.

Our ability to generate taxable income is subject to general economic and financial conditions, duration of COVID-19, competitive landscape, legislative and regulatory development and other factors that are beyond our control. If we generate lower taxable income than the amount we have assumed in determining our deferred tax assets, then the value of deferred tax assets will be reduced. In addition, assumptions regarding the future recoverability of deferred tax assets depend on our management’s estimates of future taxable income in accordance with the tax laws applicable to our subsidiaries in the countries in which they operate. If our management determines that the carrying amount of any of our deferred tax assets may not be recoverable pursuant to such prevailing tax laws, the recoverable amount of such deferred tax assets may be impaired.

Changes in fair value of our long-term investments may cause potential impairment, which will affect our financial condition and results of operations.

During the Track Record Period, our investments included equity-method investments, equity investments with readily determinable fair values, equity investments without readily determinable fair values and available-for-sale debt securities. In 2019, we reclassified certain equity investments that we purchased from the open market from long-term investments to short-term investments. As a result, our long-term investments decreased from RMB6,152 million as of December 31, 2018 to RMB1,929 million as of December 31, 2019 and RMB1,920 million (US$271 million) as of March 31, 2020.

Our long-term investments may expose us to potential risks, including risks associated with unforeseen or hidden liabilities, reduced expectations of future cash flows and risks that invested companies will not achieve anticipated performance levels. In addition, we may experience volatility for shares we purchase from the open market as their prices fluctuate frequently.

For our equity-method investments, our pro rata share of income (loss) from the investments is recognized in our consolidated statements of comprehensive income. Dividends received reduce the carrying amount of the investments. For our investments with readily determinable fair values, we estimate our investments at fair value using price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The market condition has, from time to time, experienced price fluctuations that are subject to uncertainty and beyond our control. Our investments in equity securities without readily determinable fair values are measured at cost minus impairment adjusted by observable price changes in orderly transactions for an identical or similar investment of the same issuer. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. We recorded impairment related to long-term investments of nil, nil, RMB10 million and RMB92 million in 2017, 2018 and 2019 and the three months ended March 31, 2020, respectively. We would continue experience changes in fair value of our long-term investments, which may cause potential impairment and affect our financial condition and results of operations.

The adoption of ASC Topic 842 Leases could have negative impacted on our financial position.

After our adoption of ASC 842 on January 1, 2019, we have classified each of our leases at the inception date as either a capital lease or an operating lease. We recognize a lease liability for future fixed lease payments and variable lease payments that depend on an index or a rate, initially measured using the index or rate as of the commencement date. We also recognize a right-of-use asset representing the right to use the underlying asset for the lease term. As such, ASC 842 resulted in us having less current assets and more current liabilities, representing a worse liquidity position. For example, our net current assets decreased from RMB1,005 million as of December 31, 2018 to RMB969 million as of December 31, 2019, primarily due to the reclassification of our prepaid rent into right-of-use assets (non-current) and recognition of short-term lease obligations in operating lease liabilities (current), following our adoption of ASC 842. In addition, our right-of-use assets could be subject to impairment. For instance, we recognized an impairment loss of RMB10 million related to our right-of-use assets in the three months ended March 31, 2020.

Since we recognize lease payment obligations as liabilities on our balance sheet following the adoption of ASC 842, we have more liabilities compared to before. This resulted in a substantial increase in our gearing ratio (total liabilities divided by total equity) from 2.8 as of December 31, 2018 to 6.1 as of December 31, 2019. If we borrow loans that have financial covenants with a reference to the gearing ratio as defined above, increases in our leased hotels or other leases could trigger a breach of the financial covenants and accordingly our costs to monitor compliance with the financial covenants could increase.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels.

Our business could be materially and adversely affected by the outbreak of swine influenza, avian influenza, severe acute respiratory syndrome, COVID-19 or other epidemics. In recent years, there have reports on the occurrences of avian influenza in various parts of China, including hundreds of confirmed human deaths. Since COVID-19 was reported in China in December 2019, the whole world has suffered from the impact of COVID-19. Any prolonged recurrence of such contagious disease or other adverse public health developments in China may have a material and adverse effect on our operations. For example, if any of our employees or customers are suspected of having contracted any contagious disease while he or she has worked or stayed in our hotels, we may under certain circumstances be required to quarantine our employees that are affected and the affected areas of our premises. Any contraction by our employees or customers could also affect the safety reputation of the relevant hotels, which in turn could undermine customers’ willingness to stay in such hotels.

Losses caused by epidemics, adverse weather conditions, natural disasters and other catastrophes, including earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China and Europe. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenues from the hotel. In that event, we might nevertheless remain obligated for any financial commitments related to the hotel.

Similarly, war (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected and our reputation may be harmed.

We had net current liabilities as of March 31 and June 30, 2020 and net cash used in operating activities in the three months ended March 31, 2020 and may continue to do so.

We had net current liabilities of RMB6,878 million (US$971 million) and RMB5,985 million (US$847 million) (unaudited) as of March 31 and June 30, 2020, respectively, and we recorded net cash used in operating activities of RMB1,346 million (US$190 million) in the three months ended March 31, 2020. These net current liability positions and operating cash outflow were primarily because we experienced declines in revenues in the first few months of this year due to the outbreak of COVID-19 since January 2020. If COVID-19 continues to spread or recur, our business and results of operations may be adversely affected and, as a result, we may continue to report net current liabilities and operating cash outflows. A net current liability position exposes us to liquidity risk. Our future liquidity and ability to make additional capital investments necessary for our operations and business expansion will depend primarily on our ability to maintain sufficient cash generated from operating activities. However, there can be no assurance that we will realize operating cash inflows in future given the uncertainties around COVID-19’s spread. Operating cash outflows may reduce our financial flexibility, result in us breaching financial covenants, and affect our ability to obtain additional funding, which will also in turn deteriorate our financial results.

We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business or reputation. Such litigation and other proceedings may include administrative penalties and actions relating to intellectual property, commercial arrangements, leased properties, share transfer, employment, non-competition and labor law, fiduciary duties, personal injury, death, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. For example, as of September 2, 2020, we had some pending legal, administrative and arbitration proceedings, including property and equipment lease terminations and disputes, management agreement disputes, business acquisition and investment related disputes, construction contract disputes, insurance claim disputes and share transfer agreement disputes. Moreover, in the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third-party patents or other third-party intellectual property rights.

We generally are not liable for the willful actions of our franchisees and property owners; however, there is no assurance that we would be insulated from liability from those actions in all cases.

RISKS RELATED TO DOING BUSINESS IN CHINA

We are subject to many of the economic and political risks associated with emerging markets due to our operations in China. Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

With global presence, we conduct a substantial portion of our business and operations in China, the world’s largest emerging market. As the lodging industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to fluctuation in GDP, unfavorable or unpredictable treatment in relation to tax matters, possible expropriation of private assets, regulatory proceedings, inflation, currency fluctuation, the absence of, or unexpected changes in, regulations and unforeseeable operational risks, the amount and degree of government involvement and influence on the level of development, growth rate, control of foreign exchange, restrictions affecting our ability to make cross-border transfer of funds and allocation of resources. The economies of emerging markets are also typically more vulnerable to market downturns and economic slowdowns elsewhere in the world. While the PRC economy has experienced significant growth in the past four decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our results of operations and financial condition may be adversely affected by government control over capital investments or changes in environmental, health, labor or tax regulations that are applicable to us.

As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the global financial crisis and sovereign debt crisis in Europe. Stimulus measures designed to help China weather the global financial crisis may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and hotel operating expenses, may increase as a result of higher inflation. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Certain measures adopted by the PRC government, such as changes of the People’s Bank of China’s statutory deposit reserve ratio and lending guideline imposed on commercial banks, may restrict loans to certain industries. The State Administration of Foreign Exchange, or “SAFE,” and the relevant Chinese banks where our operating subsidiaries or variable interest entities (“VIEs”) in China opened bank accounts may adopt restrictions on the cross-border payment obligations and dividends repatriation made by these subsidiaries or VIEs by way of “window guidance” measures. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

Rapid urbanization and changes in zoning and urban planning in China may cause our leased and owned hotels to be demolished, removed or otherwise affected and our franchise agreements to terminate.

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. For example, in 2019, we were obligated to demolish one leased hotel due to local government zoning requirements, respectively. In addition, as of June 30, 2020, we were notified by local government authorities that we may have to demolish seven additional leased hotels due to local zoning requirements. Our franchise agreements typically provide that if the manachised or franchised hotels are demolished, the franchise agreements will terminate. Historically, certain of our manachised hotels were demolished due to local government zoning requirements. Similar demolitions, termination of franchise agreements or interruptions of our hotel operations due to zoning or other local regulations could occur in the future. Any such further demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar, Euro, Hong Kong dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies.

A significant portion of our revenues, expenses and financial assets are denominated in RMB. Our reporting currency is Renminbi. The functional currencies of the entities within Deutsche Hospitality include Euro and other currencies such as Swiss Franc. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents and loans denominated in U.S. dollars and Euro, and our investment in equity securities of Accor denominated in Euro. We rely substantially on dividends paid to us by our operating subsidiaries in China and Europe. Any significant depreciation of the Renminbi or Euro against the U.S. dollar may have a material adverse effect on our revenues, and the value of our ADSs and Shares, when translated into U.S. dollars. If we decide to convert our Renminbi or Euro into U.S. dollars or Hong Kong dollars for the purpose of making payments for dividends on our Shares or for other business purposes, depreciation of the Renminbi or Euro against the U.S. dollar or Hong Kong dollar would reduce the U.S. dollar or Hong Kong dollar amount available to us. On the other hand, to the extent that we need to convert U.S. dollars or Hong Kong dollars into Renminbi or Euro for our operations, appreciation of the Renminbi or Euro against the U.S. dollar or Hong Kong dollar would have an adverse effect on the Renminbi or Euro amount we receive from the conversion. See “Financial Information—Quantitative and Qualitative Financial Risks—Foreign Exchange Risk” for discussions of our exposure to foreign currency risks.

In addition, while our reporting currency is Renminbi, we also have operations in Europe (namely, Deutsche Hospitality) with the functional currencies of Euro and other currencies such as Swiss Franc. When the Renminbi appreciates (or depreciates) against these other functional currencies, such as Euro and Swiss Franc, our revenues from these operations could decrease (or increase) when translated into Renminbi. In summary, fluctuation in the value of the Renminbi in either direction could result in the fluctuation in the value of our Company and the value of your investment.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC laws and regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain percentage of its after-tax earnings each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of March 31, 2020, a total of RMB604 million (US$87 million) was not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from offerings of the ADSs, Shares or other securities to make loans or additional capital contributions to our PRC operating subsidiaries and VIEs.

As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries and VIEs is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of ADSs, Shares or other securities to make loans or additional capital contributions to our PRC operating subsidiaries and VIEs, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations. For example, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement Under the Capital Accounts, or Circular 16, on June 9, 2016. Under Circular 16, registered capital of a foreign-invested company settled in RMB converted from foreign currencies shall be subject to certain limitations prescribed under Circular 16. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans.

Furthermore, any offshore funds that we use to finance our PRC entities, including the net proceeds from the offering of the ADSs, Shares or other securities, are subject to the foreign investment regulations and foreign exchange regulations in the PRC. We may make loans to our PRC entities, but they are subject to approval by or registration with relevant governmental authorities in the PRC. Furthermore, the application of the proceeds under the ADSs, Shares or other securities is subject to the foreign exchange regulations in the PRC. We may also decide to finance our entities by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment, capital contributions to our PRC operating subsidiaries and VIEs is no longer subject to the approval of the PRC Ministry of Commerce or its local branches. Instead, if we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be filed and registered with relevant government authorities, including the MOFCOM or its local counterparts, SAMR through the Enterprise Registration System and the National Enterprise Credit Information Publicity System, and SAFE. However, we cannot assure you that the regulations will always remain favorable to us. If the regulations are revised in the future or we fail to complete such registration or obtain such approvals on time, our ability to use the proceeds of the ADSs, Shares or other securities and to capitalize our operations in PRC may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities and our ability to further grant shares or share options to, and to adopt additional share incentive plans for, our directors and employees may be restricted if we or the participants of our share incentive plans fail to comply with PRC regulations relating to employee shares or share options granted by offshore special purpose companies or offshore listed companies to PRC participants.

In February 2012, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company, or Circular 7, which requires PRC individual participants of stock incentive plans to register with the SAFE and to comply with a series of other requirements.

We are an offshore listed company and as a result we and the participants of our share incentive plans who are PRC citizens or non-PRC citizens residing in China successively for at least one year, or, collectively, the PRC participants, are subject to Circular 7. While we completed the foreign exchange registration procedures and complied with other requirements according to Circular 7 in June 2012 and April 2019, respectively, we cannot provide any assurance that we or the PRC participants of our share incentive plans have complied or will comply with the requirements imposed by Circular 7. If we or the PRC participants of our share incentive plans fail to comply with Circular 7, we or the PRC participants of our share incentive plans may be subject to fines or other legal sanctions imposed by SAFE or other PRC government authorities and our ability to further grant shares or share options under our share incentive plans to, and to adopt additional share incentive plans for, our directors and employees may be restricted. Such events could adversely affect our business operations.

It is unclear whether we will be considered as a PRC resident enterprise under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC resident enterprise status, if we are not treated as a PRC resident enterprise, dividends paid to us by our PRC subsidiaries will be subject to PRC withholding tax; if we are treated as a PRC resident enterprise, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or Shares that are non-PRC resident investors may be subject to PRC withholding tax on dividends on and gains realized on their transfer of our ADSs or Shares.

On March 16, 2007, the PRC National People’s Congress passed the Enterprise Income Tax Law, and the PRC State Council subsequently issued the Implementation Regulations of the Enterprise Income Tax Law (the “Implementation Regulations”). The Enterprise Income Tax Law (last amended on December 29, 2018) and its Implementation Regulations (amended on April 23 2019), collectively the “EIT Law,” provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered resident enterprises and are therefore subject to the PRC enterprise income tax at a uniform rate of 25% with respect to their income sourced from both within and outside of China. The Implementation Regulations define the term “de facto management body” as a management body that exercises substantial and overall control and management over the production and operations, personnel, accounting and properties of an enterprise.

On April 22, 2009, the State Taxation Administration (the “STA”) (previously known as State Administration of Taxation, or the “SAT”) issued the Notice on Issues Regarding the Determination of Chinese-Controlled Enterprise Registered Offshore as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the Circular 82 was amended by SAT amended on January 29, 2014 by the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions, and has been partially abolished on December 29, 2017 by the SAT pursuant to Decision of the State Administration of Taxation on Issuing the Catalogues of Tax Departmental Rules and Tax Regulatory Documents Which Are Invalidated and the Administrative Measures on the Corporate Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial) issued on July 27, 2011, and amended on April 17 2015, June 15, 2018, and partially abolished on June 28, 2016 providing clarification for resident status determination and competent tax authorities. However, the above-mentioned tax circulars apply only to offshore enterprises controlled by PRC enterprises, not those invested in or controlled by PRC individuals, like our Company. Currently, there are no further detailed rules or precedents applicable to us regarding the procedures and specific criteria for determining “de facto management body” for a company like us. It is still unclear if the PRC tax authorities would determine that we should be classified as a PRC resident enterprise.

Although we have not been notified that we are treated as a PRC resident enterprise, we cannot assure you that we will not be treated as a resident enterprise under the EIT Law, any aforesaid circulars or any amended regulations in the future. If we are treated as a PRC resident enterprise for PRC enterprise income tax purposes, among other things, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income. Furthermore, if we are treated as a PRC resident enterprise, payments of dividend by us may be regarded as derived from sources within the PRC and therefore we may be obligated to withhold PRC income tax at 10% on payments of dividend on the ADSs or Shares to non-PRC resident enterprise investors. In the case of non-PRC resident individual investors, the individual income tax may be withheld at a rate of 20%.

In addition, if we are treated as a PRC resident enterprise, any gain realized on the transfer of the ADSs and/or Shares by non-PRC resident investors may be regarded as derived from sources within the PRC and accordingly may be subject to a 10% PRC income tax in the case of non-PRC resident enterprises or 20% in the case of non-PRC resident individuals. The PRC income tax on dividends and/or gains may be reduced or exempted under applicable tax treaties between the PRC and the ADS holder ‘s home country.

RISKS RELATED TO OUR ADSs, SHARES AND THE LISTING

As a company applying for listing under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

As we are applying for listing under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes and content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Our articles of association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. For example, Rule 19C.07(7) of the Hong Kong Listing Rules provides that the minimum stake required to convene an extraordinary general meeting and add resolutions to a meeting agenda must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of a Qualifying Issuer, but our articles of association do not provide such a provision. We will put forth a resolution at or before our next annual general meeting to be held after the Listing to revise our articles of association to comply with Rule 19C.07(7) of the Hong Kong Listing Rules. The next annual general meeting after the Listing is expected to be held in the fourth quarter of this year.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our ADSs and Shares over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring of incremental compliance costs.

The trading price for our ADSs has been and may continue to be volatile and the trading price of the Shares may be volatile, which could result in substantial losses to holders of our ADSs and/or Shares.

The trading price for our ADSs has been volatile and has ranged from a low of US$25.01 to a high of US$41.5 on the NASDAQ Global Select Market in the six months ended June 30, 2020. The trading price for our Shares may also be volatile. The trading prices for our ADSs and Shares are subject to wide fluctuations in response to various factors, including the following:

•                  actual or anticipated fluctuations in our quarterly operating results;

•                  changes in financial estimates by securities research analysts;

•                  conditions in the travel and lodging industries;

•                  changes in the economic performance or market valuations of other lodging companies;

•                  announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•                  addition or departure of key personnel;

•                  fluctuations of exchange rates among the RMB, U.S. dollar, Euro, Hong Kong dollar and other foreign currencies;

•                  potential litigation or administrative investigations;

•                  release of lock-up or other transfer restrictions on our outstanding ADSs or Shares or sales of additional ADSs or Shares;

•                  political or market instability or disruptions, and actual or perceived social unrest in the United States, Hong Kong or other jurisdictions; and

•                  general economic or political conditions primarily in China, as well as in Europe.

In addition, the market prices for companies with operations in China in particular have experienced volatility that might have been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States or Hong Kong have experienced significant volatility, including, in some cases, substantial declines in the market prices of their securities. The performance of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States or Hong Kong, which consequently may impact the performance of our ADSs and Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

The global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large declines in share prices in the United States, mainland China, Hong Kong and other jurisdictions at various times since 2008. These broad market and industry fluctuations may adversely affect the prices of our ADSs and Shares, regardless of our operating performance.

The volatility resulting from any of the above factors may affect the price at which you could sell the ADSs or Shares.

We may need additional capital, and the sale of additional ADSs, Shares or other equity securities could result in additional dilution to our shareholders and the incurrence of additional indebtedness could increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flow from operations, and funds available from borrowings under our bank facilities (including the undrawn bank facilities currently available to us and bank facilities we plan to obtain in 2020) will be sufficient to meet our anticipated working capital cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions, strategic acquisitions or other future developments, including expansion through leased and owned hotels and any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our ADSs or Shares could dilute the interests of our shareholders and ADS holders and adversely impact the trading prices of our ADSs and Shares. As of June 30, 2020, we had approximately 165.8 million Shares outstanding held as ADSs, options to purchase 34,068 Shares (of which 34,068 were exercisable as of that date) and approximately 9.5 million nonvested restricted stocks outstanding. The conversion of some or all of our convertible senior notes due 2022 and our convertible senior notes due 2026 will dilute the ownership interests of existing shareholders and holders of the ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In addition, due to the global outbreak of COVID-19, our business has been significantly impacted and we experienced operating losses and negative operating cash flows in the first quarter of 2020. If this trend continues, it may trigger breaches of financial covenants of the facility agreement for our syndicated loans. Furthermore, holders of our convertible senior notes due 2022 have the right to require us to repurchase their notes on November 2, 2020. If we are unable to achieve or maintain profitability and meet these financial obligations, the trading prices of our ADSs and Shares may significantly decrease.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our Shares, or ADSs or convertible securities could adversely affect the prices of our ADSs and Shares.

If we or our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our Shares, ADSs or convertible securities, including those issued upon the exercise of our outstanding stock options and conversion of our outstanding convertible notes, the trading prices of our ADSs and Shares could fall. Any sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. Shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions contained in Rule 144, Rule 701 and Regulation S under the Securities Act and the applicable lock-up agreements. If any existing shareholders sell a substantial amount of ADSs and/or Shares after the expiration of the lock-up period, the prevailing trading prices for our ADSs and Shares could be adversely affected. In addition, certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs and/or Shares to decline.

Furthermore, we will be required to issue ADSs to holders of our convertible senior notes due 2022 upon their conversion of the notes. These ADS issuances’ dilutive effect on our existing shareholders’ interests in our Company may not be fully offset by the existing capped call transactions that we entered into in connection with our convertible senior notes due 2022. In addition, we have not entered into any hedging transactions to reduce the dilution to our existing shareholders upon the holders’ conversion of our convertible senior notes due 2026. As a result, the prevailing trading prices of our ADSs and Shares could be adversely affected by conversions of these notes.

As our founder and co-founders collectively hold a controlling interest in us, they have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.

As of September 2, 2020, our founder, Mr. Qi Ji, who is also our executive chairman and our chief executive officer, and our co-founders, Ms. Tong Tong Zhao and Mr. John Jiong Wu, in total beneficially own approximately 36.1% of our outstanding Shares on an as-converted basis. The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the prices of our ADSs and Shares. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs and/or Shares.

Holders of our ADSs may not receive dividends or other distributions on our Shares and may not receive any value for them, if it is illegal or impractical to make them available to these holders.

The depositary of the ADSs has agreed that if it or the custodian receives any cash dividends or other distributions on our Shares or other deposited securities underlying the ADSs, it will pay them to the holders of ADSs after deducting its fees and expenses pursuant to the deposit agreement. The holders of ADSs will receive these distributions in proportion to the number of Shares their ADSs represent. However, the depositary or the custodian is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not practicable to distribute certain property. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Shares, rights or anything else to holders of ADSs. This means that the holders of ADSs may not receive distributions we make on our Shares or any value for them if it is illegal or impractical for us to make them available to these holders. These restrictions may cause a material decline in the value of the ADSs.

ADS holders may not have the same voting rights as the holders of our Shares and generally have fewer rights than our Shareholders, and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our Shareholders and may only exercise voting and other shareholder rights with respect to the underlying Shares in accordance with the provisions of the deposit agreement. Except as described in the deposit agreement, holders of our ADSs may not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. ADS holders may not receive voting materials in time to instruct the depositary to vote, and it is possible that they may not have the opportunity to exercise a right to vote and/or may lack recourse if the ADSs are not voted as you requested.

Except in limited circumstances, the depositary will give us a discretionary proxy to vote our Shares underlying the ADSs if holders of these ADSs do not give voting instructions to the depositary, which could adversely affect the interests of holders of Shares and/or the ADSs.

Under the deposit agreement, the depositary will give us a discretionary proxy to vote the Shares underlying the ADSs at shareholders’ meetings if holders of these ADSs do not give voting instructions to the depositary, unless:

•                        we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                        we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                        a matter to be voted on at the meeting may adversely affect the rights of shareholders; or

•                        voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if holders of ADSs fail to give voting instructions to the depositary, they cannot prevent our Shares underlying their ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence our management. Holders of our Shares are not subject to this discretionary proxy.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited. The ability of U.S. or Hong Kong authorities to bring actions against us or our management may also be limited.

We are incorporated in the Cayman Islands, and conduct a substantial portion of our business and operations through our subsidiaries in China, the world’s largest emerging market. With the acquisition of Deutsche Hospitality in January 2020, we also operate some of our business in Germany, among other jurisdictions. Most of our officers reside outside the United States and Hong Kong and some or all of the assets of those persons are located outside of the United States and Hong Kong. It may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands, China, Hong Kong or Germany in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind outside the Cayman Islands, China, Hong Kong or Germany, the laws of the Cayman Islands, China, Hong Kong and Germany may render you unable to effect service of process upon, or to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong, China or Germany. A judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with China or if judgments of the PRC courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. However, China does not have treaties providing for the reciprocal enforcement of judgments of courts with Japan, the United Kingdom, the United States and most other Western countries. There are also uncertainties as to the enforceability in Germany of civil liabilities based on the U.S. federal and state securities laws or Hong Kong laws, either in an original action or in an action to enforce a judgment obtained in U.S. courts or Hong Kong courts (as the case may be). Germany currently does not have a treaty with the U.S. or Hong Kong providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. German courts usually deny the recognition and enforcement of punitive damages as incompatible with the fundamental principles of German law. In addition, due to jurisdictional limitations, matters of comity and various other factors, the SEC, Department of Justice and other U.S. authorities may be limited in their ability to take enforcement actions, including in instances of fraud, against us or our directors and officers in China. In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, are generally uncommon in China.

Our corporate affairs are governed by our Articles of Association and by the Cayman Companies Law and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States and Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and Hong Kong, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States or the courts of Hong Kong. Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States or in Hong Kong.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may increase difficulties you may face in protecting your interests.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Shares and ADSs.

Upon the Listing, we will be subject to Hong Kong and NASDAQ listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and the NASDAQ Global Select Market have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Shares and/or ADSs may not be the same, even allowing for currency differences and the ADS ratio. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the Shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of the Shares after the Global Offering.

Exchange between our Shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on the NASDAQ Global Select Market. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Shares may deposit Shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the Shares underlying the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Shares are deposited with the depositary in exchange for ADSs, or vice versa, the liquidity and trading prices of our Shares on the Hong Kong Stock Exchange and our ADSs on the NASDAQ Global Select Market may be adversely affected.

The time required for the exchange between Shares and ADSs may be longer than expected and investors may not be able to settle or effect any sale of their securities during this period, and the exchange of Shares into ADSs involves costs.

There is no direct trading or settlement route between the NASDAQ Global Select Market and the Hong Kong Stock Exchange on which our ADSs and the Shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of Shares in exchange of ADSs or the withdrawal of Shares underlying the ADSs.  Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Shares, the release of Shares upon cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

We are exposed to risks associated with the potential spin-off of one or more of our businesses

We are exposed to risks associated with the potential spin-off of one or more of our businesses. We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements in paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to spin off a subsidiary entity and list it on the Hong Kong Stock Exchange within three years of the Listing. While we do not have any specific plans with respect to the timing or details of any potential spin-off listing on the Hong Kong Stock Exchange as at the date of this current report on Form 6-K, we continue to explore the ongoing financing requirements for our various businesses and might consider a spin-off listing on the Hong Kong Stock Exchange for one or more of those businesses within the three year period subsequent to the Listing. As of September 2, 2020, we have not identified any target for a potential spin-off; as a result, we do not have any information relating to the identity of any spin-off target or any other details of any spin off and accordingly, there is no material omission of any information relating to any possible spinoff in this current report on Form 6-K. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render the Company, excluding the businesses to be spun off, incapable of fulfilling either the eligibility or suitability requirements under Rules 19C.02 and 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the Company’s listing (calculated cumulatively if more than one entity is spun-off). We cannot assure you that any spin-off will ultimately be consummated, whether within the three-year period after the Listing or otherwise, and any such spin-off will be subject to market conditions at the time and approval by the Listing Committee.  In  the event that we proceed with a spin-off, the Company’s interest in the entity to be spunoff (and its corresponding contribution to the financial results of our Group) will be reduced accordingly.

RISKS RELATED TO THE GLOBAL OFFERING

An active trading market for the Shares on the Hong Kong Stock Exchange might not develop or be sustained, their trading prices might fluctuate significantly and the effectiveness of the liquidity arrangements might be limited.

Following the completion of the Global Offering, we cannot assure you that an active trading market for our Shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or liquidity for our ADSs on the NASDAQ Global Select Market might not be indicative of those of our Shares on the Hong Kong Stock Exchange following the completion of the Global Offering, even allowing for currency differences and the ADS ratio. If an active trading market of our Shares on the Hong Kong Stock Exchange does not develop or is not sustained after the Global Offering, the market price and liquidity of our Shares could be materially and adversely affected.

In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other ‘s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai and Shenzhen markets. Stock Connect allows mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading. Without Stock Connect, mainland Chinese investors would not otherwise have a direct and established means of engaging in Southbound Trading. However, it is unclear whether and when the Shares of our Company, with a secondary listing in Hong Kong upon the Listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Shares for trading through Stock Connect will affect mainland Chinese investors’ ability to trade our Shares and therefore may limit the liquidity of the trading of our Shares on the Hong Kong Stock Exchange.

We may be subject to securities litigation, which is expensive and could divert management attention.

Companies that have experienced volatility in the volume and market prices of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

Our management has broad discretion over the use of proceeds from this offering, and may spend the proceeds in ways with which you may disagree or that may not be profitable.

Our management will have significant discretion in applying the net proceeds that we receive from this offering. Although we expect to use the net proceeds from this offering for the purposes described in “Use of Proceeds,” our board of directors retains significant discretion with respect to the use of proceeds and may spend the proceeds in ways with which you may disagree or that may not be profitable. If an unforeseen event occurs or business conditions change, we may use these proceeds differently than as described in “Use of Proceeds.” The proceeds from this offering may be used in a manner that does not generate favorable returns. In addition, if we use the proceeds for future acquisitions or investments, there can be no assurance that we would successfully integrate any such acquisition into our operations and/or that the entity acquired or the investment made would perform as expected.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, the market prices and trading volume for our ADSs and/or Shares could decline.

The trading market for the ADSs and/or Shares relies in part on the research and reports that equity research analysts publish about us or our business. We do not control these analysts. If research analysts do not maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs and/or Shares or publishes inaccurate or unfavorable research about our business, the market price for the ADSs and/or Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs and/or Shares to decline significantly.

Since there will be a gap of several days between pricing and trading of our Shares on the Hong Kong Stock Exchange, the price of our ADSs traded on the NASDAQ Global Select Market may fall during this period and could result in a fall in the price of our Shares to be traded on the Hong Kong Stock Exchange.

The pricing of the Offer Shares will be determined on the Price Determination Date. However, Shares will not commence trading on the Hong Kong Stock Exchange until they are delivered, which is expected to be several Hong Kong business days after the Price Determination Date. As a result, investors may not be able to sell or otherwise deal in our Shares during that period. Accordingly, holders of our Shares are subject to the risk that the trading price of our Shares could fall when trading commences as a result of adverse market conditions or other adverse developments that could occur between the Price Determination Date and the time trading begins. In particular, as our ADSs will continue to be traded on the NASDAQ Global Select Market and their price can be volatile, any fall in the price of our ADSs may result in a fall in the price of our Shares to be traded on the Hong Kong Stock Exchange.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs following our initial public offering in Hong Kong and listing of our Shares on the Hong Kong Stock Exchange.

In connection with our initial public offering of Shares in Hong Kong, or the Hong Kong IPO, we will establish a branch register of members in Hong Kong, or the Hong Kong share register. Our Shares that are traded on the Hong Kong Stock Exchange, including those to be issued in the Hong Kong IPO and those that may be converted from ADSs, will be registered on the Hong Kong share register, and the trading of these Shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate ADS-Share conversion and trading between the NASDAQ Global Select Market and the Hong Kong Stock Exchange, we also intend to move a portion of the issued Shares from our Cayman share register to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their Shares, including Shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered Shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our ADSs or Shares may be affected.

Purchasers of our Shares in the Global Offering will experience immediate dilution and may experience further dilution if we issue additional Shares in the future.

The initial Public Offer Price of our Shares is higher than the net tangible assets per Share of the outstanding Shares issued to our existing shareholders immediately prior to the Global Offering. Therefore, purchasers of our Shares in the Global Offering will experience an immediate dilution in terms of the pro forma net tangible asset value. In addition, we may consider offering and issuing additional Shares or equity-related securities in the future to raise additional funds, finance acquisitions or for other purposes. Purchasers of our Shares may experience further dilution in terms of the net tangible asset value per Share if we issue additional Shares in the future at a price that is lower than the net tangible asset value per Share.

INFORMATION ABOUT THE LISTING

The following section sets forth new information relating to the Global Offering and Listing, including information concerning stamp duty, the establishment of a Hong Kong Share Registrar and the conversion between our ADSs listed on Nasdaq and our Shares proposed to be listed on the Main Board of the Hong Kong Stock Exchange.

Register of Members and Stamp Duty

Our principal register of members will be maintained by our principal registrar, Conyers Trust Company (Cayman) Limited, in the Cayman Islands and our Hong Kong register of members will be maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited in Hong Kong.

Dealings in the Shares registered on our Hong Kong register of members will be subject to Hong Kong stamp duty. For further details of Hong Kong stamp duty, please seek professional tax advice. To facilitate ADS-Share conversion and trading between the NASDAQ and the Hong Kong Stock Exchange, we also intend to move a portion of our issued Shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered Shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter.

Dealing and Settlement of Shares in Hong Kong

Our Shares will trade on the Hong Kong Stock Exchange in board lots of 50 Shares. Dealings in our Shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our Shares on the Hong Kong Stock Exchange include:

•                  Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

•                  SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•                  trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•                  transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•                  ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

•                  stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

•                  brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

•                  the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her Shares in his or her stock account or in his or her designated CCASS participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his or her broker or custodian before the settlement date.

Conversion between Shares Trading in Hong Kong and ADSs

In connection with the Hong Kong Public Offering, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by our principal share registrar, Conyers Trust Company (Cayman) Limited.

All Shares offered in the Hong Kong Public Offering will be registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Shares registered on the Hong Kong share register will be able to convert these shares into ADSs, and vice versa.

In connection with the Hong Kong Public Offering, and to facilitate fungibility and conversion between ADSs and Shares and trading between NASDAQ and the Hong Kong Stock Exchange, we intend to move a portion of our issued Shares from our principal register of members maintained in the Cayman Islands to our Hong Kong share register.

Our ADSs

Our ADSs are traded on Nasdaq. Dealings in our ADSs on Nasdaq are conducted in U.S. Dollars.

ADSs may be held either:

•                  directly, by having a certificated ADS, or an ADR, registered in the holder’s name, or by holding in the direct registration system, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto; or

•                  indirectly, through the holder’s broker or other financial institution.

The depositary for our ADSs is Citibank, N.A., whose office is located at 388 Greenwich Street, New York, New York 10013, United States of America.

Converting Shares Trading in Hong Kong into ADSs

An investor who holds Shares registered in Hong Kong and who intends to convert them to ADSs to trade on Nasdaq must deposit or have his or her broker deposit the Shares with the depositary’s Hong Kong custodian, Citibank, N.A., Hong Kong, or the custodian, in exchange for ADSs.

A deposit of Shares trading in Hong Kong in exchange for ADSs involves the following procedures:

•                  If Shares have been deposited with CCASS, the investor must transfer Shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed conversion form to the depositary via his or her broker.

•                  If Shares are held outside CCASS, the investor must arrange to deposit, his or her Shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a request for conversion form to the custodian and after duly completing and signing such conversion form, deliver such conversion form to the custodian.

•                  Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated.

For Shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For Shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Converting ADSs to Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his/her ADSs into Shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Shares from our ADS program and cause his or her broker or other financial institution to trade such Shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker should follow the broker ‘s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying Shares from the depositary’s account with the custodian within the CCASS system to the investor ‘s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

•                  To withdraw Shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.

•                  Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver Shares underlying the canceled ADSs to the CCASS account designated by an investor.

•                  If an investor prefers to receive Shares outside CCASS, he or she must receive Shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Shares in their own names with the Hong Kong share registrar.

For Shares to be received in CCASS, under normal circumstances, the above steps generally require two business days. For Shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of Shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Shares on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary issues ADSs or permits withdrawal of Shares, the depositary may require:

•                  production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•                  compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including, but not limited to, presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar are closed or at any time if the depositary or we determine it advisable to do so.

All costs attributable to the transfer of Shares to effect a withdrawal from or deposit of Shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Shares and ADSs must pay up to US$5.00 per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Shares into, or withdrawal of Shares from, our ADS program.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information relating to selected aspects of our strategic cooperation and other developments to reflect changes subsequent to the filing of our 2019 Form 20-F.

STRATEGIC ALLIANCE WITH ACCOR

Accor is a world-leading augmented hospitality group which owns and leases, manages and franchises more than 5,000 hotels, resorts and residences across 110 countries under a portfolio of brands, spanning from luxury to economy. It is governed by a board of directors comprising 11 directors including our director, Mr. Sébastien BAZIN. Accor is listed on both the London Stock Exchange and Euronext Paris and is a constituent of the CAC 40 index in Euronext Paris.

Since December 2014, we have joined forces with Accor in the Pan-China region to develop Accor brand hotels and formed an extensive and long-term alliance with Accor. As at September 2, 2020, Accor (through its subsidiary AAPC Hong Kong Limited (“AAPC”)) beneficially owned approximately 5.2% of our total outstanding Shares and as at June 30, 2020, we owned approximately 2.9% of Accor. Our collaborations include:

•                  certain of our wholly-owned subsidiaries engaged in the business of owning, leasing, franchising, operating and managing hotels under Accor brands in the midscale and economy market in the PRC, Taiwan and Mongolia;

•                  AAPC LUB, a Hong Kong subsidiary of Accor of which we own approximately 28%, engages in the business of owning, leasing, franchising, operating and managing hotels under Accor brands (x) in the luxury and upscale market in Hong Kong, Macau, Taiwan, the PRC and Mongolia, and (y) in the midscale and economy market in Hong Kong and Macau and, pursuant to certain arrangements for specified brands, the PRC, Mongolia and Taiwan;

•                  Accor granted to us exclusive franchise rights in respect of “Mercure Hotel,” “Ibis Hotel” and “Ibis Styles Hotel” in the PRC, Taiwan and Mongolia, and non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel Hotel” in the PRC, Taiwan and Mongolia (AAPC LUB being the only other entity with non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel Hotel” in the same territories); all hotels under these brands will continue to be managed under Accor ‘s brand standards and have all benefits of Accor ‘s international distribution and loyalty platforms, and will also participate in our loyalty and distribution platforms and benefit from our on-the-ground support subject to exceptions;

•                  we granted a subsidiary of Accor, AAPC, a right to, subject to certain conditions and qualifications, designate one director to our board of directors;

•                  we and Accor entered into an amended and restated non-competition agreement that sets out certain business restrictions on us and Accor, and imposes certain lockup and standstill restrictions on Accor with respect to our equity securities, including:

•                  Restrictive covenants applicable to us: we will not operate, license, manage or franchise and/or own and/or purchase any rights in or to, in each case, any brands of a competitor of Accor in PRC, Mongolia, Hong Kong, Macau and Taiwan (“Target Territories”) in a hotel business; or grant or sell a significant interest to any competitor of Accor;

•                  Restrictive covenants of Accor: Accor will not, and shall procure that no members of its group will, directly or indirectly, acquire or hold equity securities that would result in Accor, directly or indirectly, owning a significant interest in any of our competitors;

•                  Creation of new hotel brand: if Accor launches any new brand in the Target Territories positioned by Accor to target (i) the midscale and economy market segments, or (ii) the luxury and upscale market segments (“Newly Created Hotel Brand”), then Accor shall procure that the relevant member of its group offer a right of first refusal to, (x) in the case of a brand targeting the midscale and economy market segments, us, an exclusive franchise for such Newly Created Hotel Brand within the PRC, Taiwan and Mongolia; or (y) in the case of a brand targeting the luxury and upscale market segments, AAPC LUB, an exclusive franchise for such Newly Created Hotel Brand within the Target Territories; and

•                  a deed of voting and ROFR entered into between, among others, AAPC, Mr. Qi Ji and our Company (the “Deed of Voting and ROFR”)pursuant to which, among other things, (x) AAPC has a right of first refusal in respect of transfers of our securities by Mr. Qi Ji or his affiliates, which AAPC has not exercised, and (y) we and Mr. Qi Ji agreed to procure the appointment of a designee of Accor to our board of directors, subject to certain conditions. At any general meeting of our Company, Mr. Qi Ji is required to, among other things, nominate AAPC’s designee to be a member of our Board and vote in favour of any Shareholders’ resolution to appoint AAPC’s designee to our Board.

We and Accor have been operating independently of each other and each of us has been listed on the NASDAQ (in the case of the Company), and the London Stock Exchange and Euronext Paris (in the case of Accor), for more than 10 years. We believe we are capable of carrying on our business independently of, and at arm’s length from the business of Accor.

MAJOR ACQUISITIONS

As a complement to our organic growth, we have accumulated extensive experience in mergers and acquisitions as well as post-acquisition integration. Since 2012, we have successfully completed the following major acquisitions:

Acquisition of Starway HK

In May 2012, we completed the acquisition of a 51% equity interest in Starway HK, and in December 2013, we acquired the remaining 49% equity interest in Starway HK from C-Travel International Limited, a subsidiary of Trip.com. We currently own the Starway Hotel brand. For further details of Starway HK, please refer to the section headed “Business—Our Brands” and “Business—Our Competitive Strengths and Strategies.”

Acquisition of Crystal Orange

On February 25, 2017, we acquired from several Independent Third Parties all of the equity interests in Crystal Orange, which holds hotels under the brands Crystal Orange Hotel and Orange Hotel for a consideration of RMB3,765,000,000. The consideration was determined after arm’s length negotiations between the parties, primarily based on discounted cash flow valuation method. The acquisition was legally completed and the consideration was settled on May 25, 2017. For further details of Crystal Orange, please refer to the section headed “Business—Our Brands” and “Business—Our Competitive Strengths and Strategies.”

Acquisition of Blossom Hotel Management

Between 2017 and 2019, we subscribed for and acquired from several Independent Third Parties in steps a total of approximately 99.33% equity interest in Blossom Hotel Management, which was engaged in the business of operating and managing hotels under Blossom Hill Hotels & Resorts (currently Blossom House) brand in the upscale market in the PRC, for an aggregate consideration of approximately RMB632,875,000.  The consideration was determined after arm’s length negotiations between the parties, primarily based on the valuation method using enterprise value to EBITDA ratio. The last acquisition was legally completed and settled on September 12, 2019.

As of September 2, 2020, we owned an aggregate of 99.33% equity interest in Blossom Hotel Management. Blossom House is our upscale lifestyle and resort band targeting affluent travelers. Most of Blossom House’s hotels are located near typical scenic spots. For further details of Blossom House, please refer to the section headed “Business—Our Brands” and “Business—Our Competitive Strengths and Strategies.”

Acquisition of Deutsche Hospitality

On November 4, 2019, the Company entered into a share purchase agreement to acquire 100% of the equity interest in Steigenberger Hotels AG, a company established under the laws of Germany, from an Independent Third Party for a consideration of approximately EUR720 million. The consideration was determined after arm’s length negotiations between the parties, primarily based on discounted cash flow valuation method. The acquisition was legally completed and settled on January 2, 2020. As of June 30, 2020, Deutsche Hospitality had 116 hotels operating under five separate hotel brands, primarily in Europe. For further details of Deutsche Hospitality, please refer to the section headed “Business—Our Brands,” “Business—Our Competitive Strengths and Strategies” and “Business—Technology Infrastructure and Digitalization.”

Save as disclosed above, we did not conduct any major acquisitions, disposals or mergers during the Track Record Period.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research and other sources from independent suppliers.

OVERVIEW OF THE GLOBAL HOTEL INDUSTRY

Global Hotel Industry

Global hotel industry is fragmented. Hotel chains accounted for approximately 41.1% of the number of hotel rooms in 2019. In particular, the hotel chain penetration rates in China and Europe are lower than the world average. The total number of hotels and hotel rooms in the world increased at CAGRs of 1.4% and 1.5%, respectively, from 2015 to 2019, primarily due to a sound macro environment and growth in the tourism market. The global hotel supply is forecast to largely stay stagnant due to the impact of  COVID-19. After witnessing a decline in 2020, the total number of hotels in the world is expected to recover to 883.8 thousand by 2024. Chain hotels are expected to further gain market shares as a number of independent hotels are likely to exit the industry during the pandemic. The charts below set forth the breakdowns of number of hotels and number of hotel rooms by hotel chains and independent hotels, as well as the hotel chain penetration rate of relevant hotel markets for the periods indicated:

Number of Hotels Breakdown by Hotel Chains and Independent Hotels
(Global), 2015-2024E

Number of Hotel Rooms Breakdown by Hotel Chains and Independent Hotels
(Global), 2015-2024E

Source:  Frost & Sullivan Report

Note:                  Hotel chain penetration rate is calculated based on the number of hotel rooms. Hotel chain penetration rate equals to number of rooms of hotel chains divided by the total number of hotel rooms and multiplied by 100%

COVID-19 has had adverse impact on the demand for both business and leisure travel, and has in turn reduced the demand in the hotel industry. On the one hand, due to the pandemic, many firms have cancelled long-planned conferences, trade shows, business meetings, and imposed restrictions on personal and business travel during the epidemic period. Employees and other stakeholders are asked to work from home and conduct videoconferencing instead of meeting in person. On the other hand, as COVID-19 quickly escalated into a global pandemic, many countries have implemented restrictions for non-essential travel such as leisure trips. Frost & Sullivan estimates that once the pandemic is under effective control, demand for business activities and business trips will resume along with the lifting of travel restrictions and the economic recovery and development. In addition, as tourism is a major economic engine for many countries, the pick-up of leisure travel is expected to take place gradually from increased domestic leisure travel and then to the gradual recovery of international leisure travel. Although there are still uncertainties in the development and control of the COVID-19 pandemic, the pent-up demand for business and leisure travel is expected to eventually be released along with the resuming economic activities and individual demand for leisure and entertainment, which are also expected to help restore the demand for the hotel industry in the long run.

OVERVIEW OF CHINA’S HOTEL INDUSTRY

Moderating Growth in Hotel Supply and Increasing Hotel Chain Penetration Rate

China’s hotel industry is still highly fragmented and is made up of a large number of independent hotels and a few hotel chains. As of December 31, 2019, hotel chains accounted for only 24.9% of the hotel rooms in China, much lower than the global average of approximately 41.1%. In particular, China’s hotel industry in cities of tier three or below presents ample growth opportunities for hotel chains, with relatively low hotel chain penetration rate of approximately 21.1% in 2019. While the number of total hotel rooms is expected to grow at a moderate CAGR of 3.7% from 2020 to 2024, chain-affiliated room supply will increase at a significantly higher CAGR of 10.5% for the same period. Thus, the hotel chain penetration rate in China is expected to further increase to 35.2% in 2024. The charts below set forth the breakdowns by hotel chains and independent hotels for the numbers of hotels and hotel rooms in China, respectively, for the periods indicated:

Number of Hotels Breakdown by Hotel Chains and Independent Hotels
(China), 2015-2024E

Number of Hotel Rooms Breakdown by Hotel Chains and Independent Hotels
(China), 2015-2024E

Source:  Frost & Sullivan Report

Hotels are typically classified into three segments in terms of price range: economy, midscale (including midscale and upper midscale) and upscale. By December 31, 2019, the hotel chain penetration rates of midscale and economy hotel segments were only 16.0% and 25.2%, respectively, which were much lower than that of the upscale hotel segment, suggesting great potential for hotel chain penetration and the resulting market consolidation opportunities. The charts below set forth the number of hotel rooms of each segment and a breakdown of hotel rooms by hotel chains and independent hotels as well as the hotel chain penetration rate of each hotel segment in China in 2019:

Number of Hotel Rooms Breakdown by Hotel Segment,
(Hotel Chains vs. Independent Hotels), (China), 2019

Notes:

1.              Economy hotels mainly refer to establishments that offer a limited number of on-site hotel amenities and often only offer basic accommodations with little to no services. In China, the ADR of economy hotels ranges from US$20 to US$30 in 2019.

2.              Midscale hotels mainly refer to the three- and four-star rated hotels according to China National Star Rating System, which is rated by China Tourism Hotel Association (the “CNSRS”), as well as the hotels with similar positioning and quality. In China, the ADR of midscale hotels ranges from US$40 to US$70 in 2019.

3.              Upscale hotels mainly refer to five star-rated hotels according to the CNSRS, as well as hotels with similar positioning and quality. In China, the ADR of upscale hotels ranges from US$80 to US$150 in 2019.

Source: Frost & Sullivan Report

Economy hotels constitute the largest segment of hotel chains in China, taking up approximately 79% of the hotels and 53% of the hotel rooms of China’s hotel chains in 2019. Driven by hotel chains’ shifting focus to capture the consumption upgrade, the midscale segment demonstrated significant growth at a CAGR of 34.3% from 2015 to 2019 in terms of number of hotel rooms. The charts below set forth the breakdowns by hotel level of the number of hotel chains and number of hotel chain rooms in China for the periods indicated:

Number of Hotel Chains Breakdown by Hotel Segment (China), 2015-2024E

Number of Hotel Chain Rooms Breakdown by Hotel Segment (China), 2015-2024E

Source:  Frost & Sullivan Report

Market Size of Hotel Chains

The total turnover of hotel chains in China increased from RMB245.2 billion in 2015 to RMB439.5 billion in 2019, representing a CAGR of 15.7%. The number of hotel rooms and RevPAR also increased during the same period. The turnover of hotel chains in China is forecast to plummet in 2020, with a year-on-year decline of 34.7% in 2020, mainly due to the COVID-19 outbreak. China’s hotel industry has been recovering gradually from the second quarter of 2020 following the government’s effective measures to contain the spread of the pandemic and the recovery of the tourism industry and consumer confidence. The turnover of hotel chains in China is expected to reach RMB710.6 billion in 2024, representing a CAGR of 25.4% from 2020 to 2024. The chart below sets forth the total turnover of hotel chains in China for the periods indicated:

Total Turnover of Hotel Chains (China), 2015-2024E

Source:  Frost & Sullivan Report

Note: Other revenue of hotel refers to hotel venue rental revenue, among others.

Value Chain of the Hotel Industry

In general, there are two typical business models, namely, asset-heavy and asset-light models. Under the asset-heavy model, brand operators operate hotels on leased or owned properties. Under the asset-light model, brand operators provide brand licenses and support to franchisees, and collect fees in return. Generally, hotel groups start with the asset heavy model for better quality control, and then further roll out their network rapidly under the asset-light model.

The upstream of the hotel industry consists of commercial property developers and owners who provide operation sites for hotel operators, as well as suppliers of facilities, equipment and essential materials for daily operations. End-customers of hotel services are the downstream consumers of hotel industry, generally including individual guests for business and tourism trips as well as corporate customers attending Meetings, Incentives, Conferences and Exhibitions (MICE).

End-customers nowadays can make direct hotel booking through hotel websites, applications, corporate accounts, direct phone calls and onsite “walk-in.” Besides, indirect hotel booking channels such as online travel agency (“OTA”) platforms and other intermediaries are also the common customer acquisition channels.

Market Drivers, Trends and Opportunities in China’s Hotel Industry

Market Drivers

The following are the key growth drivers in China’s hotel industry.

•                  Economic development and increasing household wealth. According to the International Monetary Fund, the Chinese economy is forecast to keep growing with nominal GDP increasing at a CAGR of 9.0% from 2020 to 2024. Due to China’s continuous economic growth and urbanization, the average income level of Chinese households has increased steadily in recent years, with a corresponding increase in their purchasing power. China’s per capita annual disposable income is expected to increase to RMB44.9 thousand in 2024, representing a CAGR of 8.9% from 2020 to 2024. The economic growth has triggered rising demand for business travel and leisure, which in turn boosted the hotel industry.

•                  Rising demand for quality products and personalized experiences. With increasing travel spending, more consumers are seeking quality accommodations beyond the basic need of affordable prices and convenience locations. As a result, China’s hotel industry has experienced a structural change with growth in midscale and upscale room supply outperforming that of economy. Midscale hotel brands are becoming more popular as more guests look for greater value-for-money options. Demand for personalized experiences generates diversified lodging needs and scenes of consumption, supporting the competitive advantages of the multi-brand strategy.

•                  Better mobility and ongoing urbanization. China’s transportation industry has experienced solid development along with China’s economic growth. Construction and utilization of major transportation infrastructure such as railways, highways and airports have recorded steady growth in China. Due to the rapid economic development of China and the influx of migrants from rural areas, China is undergoing rapid urbanization, and the urbanization rate is expected to reach 67.3% in 2024, representing a 6.1 percentage points increase from 2020. With the development of city clusters and transportation infrastructure, the consumers’ mobility has been greatly improved, driving the demand for travel and hotel accommodation.

Market Trends and Opportunities

The following are the key trends and opportunities in China’s hotel industry.

•                  Industry consolidation and increasing hotel chain penetration rate. Currently, China’s hotel industry still has a relatively low hotel chain penetration rate. A trend of industry consolidation is likely to emerge as hotel chains expand their scale of operation through mergers and acquisitions. In addition, increasing numbers of independent hotel operators will likely choose to join hotel chains, through franchise or manachise arrangements, to enjoy greater customer traffic, brand reputation and risk resilience benefits that hotel chains offer. As a result, the number of small-scale independent hotel operators will decline. Accordingly, the hotel chain penetration rate in China’s hotel industry is anticipated to further increase.

•                  Increasingly digitalized hotel operation. Technology-empowered hotel operation has become an emerging trend and has been gradually adopted by leading hotel groups in China in recent years. New technologies such as artificial intelligence and cloud computing can collect and analyze customers’ preferences and help hotel operators enhance guests’ experiences and attract revisits. Other new technologies such as self-check-in/-check-out system, AI-assistant-embedded hotel mobile apps and smart robots adopted by some leading hotel groups substantially improve their consumer experiences. Due to the demonstrable benefits experienced by those leading hotel groups, technology-empowered hotel operation is likely to be widely adopted throughout the industry.

•                  More emphasis on loyalty program and direct sales. More and more leading hotel chains are developing their own loyalty programs nowadays, which are considered as one of the most important hotel management tools to enhance hotel brand recognition and drive direct sales. In addition, loyalty programs enable hotel operators to establish their own user database with detailed and amplified profiles of customers, allowing hotel operators to analyze customers’ preferences, interests and spending behavior. Insights into customers provided by loyalty programs also make data-driven optimization of hotel operation more feasible and reliable.

Impact of COVID-19 on China’s hotel industry

COVID-19 represents one of the most significant challenges that the hotel industry has ever faced. Since COVID-19 was reported in January 2020, it has quickly escalated into a global pandemic, discouraging global business and leisure travel and negatively impacting the MICE tourism segment. The severe slowdown in domestic and global economic activities—especially in the travel and hospitality industries—makes the timing and extent of sustainable recovery uncertain.

The following are the major phenomena and changes brought by COVID-19 to China’s hotel industry.

•                  Hotel chains tend to be more resilient than independent hotels. Hotel chains have better brand recognition and more capital resources, and thus are more resilient during the pandemic. The number of independent hotels is forecast to drop by 12.9% in 2020 compared with 2019, while the number of chained hotels is forecast to increase by 5.2%.

•                  Rising demands on hygiene and safety measures. COVID-19 has reinforced guests’ awareness of and demand for safety and hygiene when choosing hotel brands. Leading hotel chains, which have better brand images, more stringent daily procedures for sanitation, and quicker response to guests’ needs, are better positioned to gain trust from guests. In return, their occupancy rates tend to rebound faster.

•                  Accelerated application of innovated technology in hotel industry. In response to the demand for social distance, hotels with more advanced technologies (such as deployment of smart robot services and non-contact check-in/check-out services) have been increasingly appealing to guests and thus tend to recover more quickly from COVID-19.

OVERVIEW OF THE EUROPEAN HOTEL INDUSTRY

The hotel industry in Europe grew steadily from 2015 to 2019, with the numbers of hotel chains and hotel rooms increasing at CAGRs of 3.8% and 2.8%, respectively, during the same period. Although COVID-19 pandemic may negatively affect the hotel pipeline in 2020, the hotel supply in Europe is forecast to increasing further in the following years. The numbers of hotel chains and hotel rooms in Europe are expected to increase at CAGRs of 3.6% and 1.3%, respectively, from 2020 to 2024.

Together with the increasing RevPAR and hotel supply, the turnover of hotel chains in Europe increased at a CAGR of 6.2% from 2015 to 2019. Due to the global outbreak of COVID-19, the hotel market in Europe is expected to suffer a downturn in 2020, with an estimated decline of approximately 43% in 2020. The same market is likely to recover starting from 2021 and reach US$174.2 billion in 2024. The turnover of hotel chains in Europe is expected to reach US$174.2 billion in 2024, representing a CAGR of 17.1% from 2020 to 2024. The charts below set forth the number of chained hotels and rooms in Europe and the total turnover of hotel chains in Europe for the periods indicated:

Number of Chained Hotels and Rooms (Europe), 2015-2024E

Total Turnover of Hotel Chains (Europe), 2015-2024E

Source:  Frost & Sullivan Report

Note: Other revenue of hotel refers to hotel venue rental revenue, among others.

Market Drivers in Europe’s Hotel Industry

The following are the key growth drivers in the European hotel industry.

•                  Economic Recovery. Economic growth is closely related to tourism and the hotel industry. Although its growth is expected to decline in 2020 due to the global outbreak of COVID-19, the European economy is forecast to recover from the bottom beginning in 2021 and achieve a positive growth in the long-term along with the effective pandemic control. The nominal GDP of Europe is expected to increase from approximately US$21.4 trillion in 2020 to approximately US$25.0 trillion in 2024, representing a CAGR of approximately 4.0% during the same period. The gradual economic recovery is expected to further improve the income level in Europe and drive the demand for and spending on business trips and tourism, thereby further driving the hotel industry in Europe.

•                  Upcoming Recovery of the Travel Industry in Europe. According to the World Tourism Organization (UNWTO), Europe is one of the major tourism destinations in the world and attracted approximately over half of the world’s tourists in 2019. Looking forward, along with the forecast effective control of COVID-19 and the recent measures adopted by European countries to restart tourism, the travel industry in Europe is expected to gradually recover from the COVID-19 outbreak and demonstrate sustained growth in the long run. Solid economic growth and upcoming recovery of the travel industry in Europe are expected to further drive the demand for and development of the European hotel industry.

•                  Growth Potential for Hotel Chain Penetration in Europe. The European hotel market is relatively fragmented with a relatively low hotel chain penetration rate of approximately 38.6% in 2019, as compared with the global average level of approximately 41.1%, indicating strong growth potential for hotel chains in the Europe. In addition, a large number of independent hotels in Europe are likely to be closed down due to insufficient capital and slumping demand as a result of the global outbreak of COVID-19, suggesting opportunities for hotel chains in Europe to achieve further market consolidation.

COMPETITIVE LANDSCAPE OF GLOBAL AND CHINA’S HOTEL INDUSTRY

Global and China Market Participants

The hotel rooms of the top ten hotel groups globally accounted for approximately 43.2% of the total hotel rooms of all hotel chains globally, while the hotel rooms of top ten hotel groups in China accounted for approximately 66.1% of the total hotel rooms of all hotel chains in China. We had 536,876 hotel rooms as of December 31, 2019 and as such were China’s second largest hotel group and the world’s ninth largest in terms of number of hotel rooms as of December 31, 2019. The tables below set forth the top ten hotel groups in terms of room number globally and in China, respectively:

Source:  Frost & Sullivan Report

Note:                  (1) Number of hotel rooms refers to hotel rooms of hotel chains; (2) Established in 1927 in the U.S., Company A is a listed company. (3) Established in 2013 in India, Company B is a non-listed company. (4) Established in 1919 in the U.S., Company C is a listed company. (5) Established in 2003 in UK, Company D is a listed company. (6) Established in 1993 in Shanghai China, Company E is a listed company. (7) Established in 1974 in the U.S., Company F is a listed company. (8) Established in 1967 in France, Company G is a listed company. (9) Established in 1939 in the U.S., Company H is a listed company. (10) Established in 1999 in Beijing, China, Company I is a listed company. (11) Established in 2004 in Shanghai China, Company J is a listed company. (12) Established in 2006 in Guangzhou, Guangdong Province, China, Company K is a non-listed company. (13) Established in 2010 in Qingdao, Shandong Province, China, Company L is a non-listed company.

Cost Analysis of China’s Hotel Industry

Increasing hotel operation costs have become one of the major challenges to hotel operators. Rental fee for hotel facilities and labor costs are the major costs for hotel operators. The average rental rate in first-and second-tier cities in China grew at CAGRs of 4.2% and 6.4%, respectively, from 2015 to 2019. Along with the economic growth and improving living standard, the labor costs in China also grew at a stable pace in recent years. The average annual salary of service personnel in China’s hotel and catering industry recorded a CAGR of 5.1% from 2015 to 2019. The charts below set forth the average rental rate and the average salary of service personnel in the hotel and catering industry in China for the periods indicated:

Average Rental Rate for Commercial Properties (China), 2015-2019	Average Salary of Service Personnel in Hotel and Catering Industry (China), 2015-2019

Source:  Frost & Sullivan Report

Entry Barriers

New market entrants to the hotel industry will encounter a number of barriers, especially along with their expansion in scale, including those relating to:

•                  Brand awareness. Brand awareness influences customers’ choice of hotels as customers prefer an established and reputable brand for better staying experience. A brand’s recognition is highly dependent on the quality of services and amenities, location, transportation accessibility, marketing strategies, and pricing, among others. New entrants to the hotel industry with little or no track record need to take time and costs to build up brand awareness, which sets up a high entry barrier.

•                  Loyalty program. Guests are in general strongly attracted by a loyalty program’s benefits when selecting hotels to stay in. At the same time, loyalty programs also play an increasingly important role for hotel groups to drive direct sales and personalize guest experiences. New entrants to the hotel industry need to spend substantial time and capital to accumulate a large number of members and differentiate their loyalty programs.

•                  Technology and R&D capabilities. Technology infrastructure, such as a centralized reservation system, is designed to improve the operational efficiency and profitability of a hotel. Large-scale participants in the hotel industry can achieve economies of scale that are difficult for independent hotel operators to match. As significant investments and strong R&D capabilities are required, robust and scalable technology infrastructure sets a high barrier for new entrants to the hotel industry.

•                  Hotel network and industry know-how. New participants operating under the asset-heavy model require substantial upfront capital investments in facilities, renovation, procurement and recruitment. Expanding hotel network in an asset-light approach requires years of know-how and compelling value propositions to franchisees. Small-sized or independent hotels tend to lack sustainable financing resources and operational experience and would therefore find it difficult to gain market shares while delivering consistent quality and lodging experiences to their customers.

Customer Survey

From June 2020 to July 2020, we commissioned Frost & Sullivan to conduct street interceptions and face to face interviews with approximately 1,800 participants across 16 cities in China (covering all tiers of cities) to better understand the hotel preferences and hotel market from a consumer ‘s perspective. Sets forth below are selected results of the consumer survey conducted by Frost & Sullivan.

Brand Awareness

•                  HanTing Hotel of Huazhu Group ranked first in terms of top of mind brand awareness among all hotel brands in China

•                  HanTing Hotel of Huazhu Group ranked first in terms of top of mind brand awareness among economy hotel brands in China

•                  JI Hotel of Huazhu Group ranked first in terms of top of mind brand awareness among midscale hotel brands in China

Customer Satisfaction and Brand Loyalty

•                  HanTing Hotel of Huazhu Group ranked first as respondents’ most satisfying economy hotel brand in China

•                  JI Hotel of Huazhu Group ranked first as respondents’ most satisfying midscale hotel brand in China

SOURCE OF INFORMATION, KEY BASES AND ASSUMPTIONS

We engaged Frost & Sullivan, an independent market research consultant, to conduct an analysis of, and to prepare the Frost & Sullivan Report about the hotel industries in China, Europe and globally for use in the prospectus in connection with the Hong Kong Public Offering, for which we paid a fee of RMB700,000. In preparing the Frost & Sullivan Report, Frost & Sullivan has conducted detailed primary research which involved in-depth discussions with leading industry participants and industry experts and conducted secondary research which involved reviewing company reports, independent research reports and data based on Frost & Sullivan’s own database. Frost & Sullivan’s forecasting methodology integrates several forecasting techniques with its internal analytics of critical market elements that it investigated in connection with its market research work. These elements include expert opinion, integration of market drivers and restraints and integration of market challenges. In preparing its report, Frost & Sullivan assumed that (i) the COVID-19 pandemic is likely to impose short-term impact on the economies and hotel industries of China, Europe and globally, (ii) although the global economy, especially the economy of Europe, is expected to decline in 2020 due to the impact of COVID-19, the global economy, including China and Europe, is likely to gradually recover from the bottom beginning in 2021, (iii) the social, economic and political environment in China, Europe and globally is likely to remain stable from 2020 to 2024, and (iv) market drivers are likely to further drive the development of China’s hotel industry. Except as otherwise noted, all of the data and forecasts contained in this section are derived from the Frost & Sullivan Report.

OUR BUSINESS

The following section sets forth updated and supplemental information relating to selected aspects of our business and operations to reflect changes subsequent to the filing of our 2019 Form 20-F as well as a current description of our strengths.

OVERVIEW

We are a leading, fast-growing multi-brand hotel group in China with international operations. As of the end of 2019, we were China’s second largest hotel group and the world’s ninth largest, both in terms of number of hotel rooms operated, according to Frost & Sullivan. Our hotels are operated under three different models: leased and owned, franchised, and franchised hotels that we operate under management contracts, which we refer to as “manachised.” We expanded our hotel network from 3,746 hotels as of December 31, 2017 to 5,618 hotels as of December 31, 2019, representing a CAGR of 22.5%. The net increase of 1,872 hotels over this period was the largest among all publicly listed hotel groups globally, according to Frost & Sullivan. As of June 30, 2020, we had 6,187 hotels in operation, including 758 leased and owned hotels and 5,429 manachised and franchised hotels, with an aggregate of 599,235 hotel rooms. As of the same date, we were developing an additional 2,375 hotels, including 54 leased and owned hotels and 2,321 manachised and franchised hotels.

Brands are the bedrock of our success. In over a decade, we grew from an economy hotel chain to a multi-brand hotel group covering the full spectrum of market segments. Leveraging our consumer insights and our capability to deliver innovative and trend-setting products, we now operate a portfolio of over 20 distinct hotel brands.  As an example of our success in brand-building, our mainstay HanTing Hotel brand has become a household name in China, synonymous with a comfortable stay and an affordable price. HanTing Hotel had the largest number of hotels among all economy hotel brands of publicly listed hotel groups globally as of December 31, 2019, according to Frost & Sullivan. Our JI Hotel, another established brand, ranked first among all midscale hotel brands in China in terms of top-of-mind brand awareness, according to the F&S Survey. Since launching Joya Hotel, our first upscale brand, in 2013, we have further expanded into the upscale market. We have also enlarged our portfolio with international midscale to upscale brands through our strategic alliance with Accor in 2016 and acquisition of Deutsche Hospitality in January 2020. By expanding our brand portfolio, we now offer not only products targeting business travelers, but also brands catering to emerging market trends and customer needs—from weekend getaways to life-enriching experiences. Our lifestyle and resort brand, Blossom House, is particularly popular among leisure travelers.

The table below presents our major hotel brands by category as of the date of this current report on Form 6-K.

Notes:

(1)                 Number of hotels in operation as of June 30, 2020: HanTing Hotel (2,638), Ni Hao Hotel (0), Hi Inn (464), Elan Hotel (838), Ibis Hotel (187), JI Hotel (926), Orange Hotel (265), Starway Hotel (392), Crystal Orange Hotel (99), IntercityHotel (42), Manxin Hotel (53), Mercure Hotel (80), Madison Hotel (18), Joya Hotel (9), Blossom House (25), Steigenberger Hotels & Resorts (50), and MAXX by Steigenberger (5).

(2)                 Number of hotels in the pipeline as of June 30, 2020: HanTing Hotel (523), Ni Hao Hotel (17), Hi Inn (102), Elan Hotel (417), Ibis Hotel (64), JI Hotel (478), Orange Hotel (180), Starway Hotel (288), Crystal Orange Hotel (57), IntercityHotel (19), Manxin Hotel (34), Mercure Hotel (76), Madison Hotel (23), Joya Hotel (3), Blossom House (24), Steigenberger Hotels & Resorts (8), and MAXX by Steigenberger (1).

(3)                 We enjoy exclusive franchise rights in respect of Accor ‘s Mercure Hotel, Ibis Hotel and Ibis Styles Hotel brands and non-exclusive franchise rights in respect of its Grand Mercure and Novotel Hotel brands in certain regions. In addition, we have exclusive rights to operate, manage, franchise and license hotels under the Jaz in the City brand in certain regions.

We have developed a vast base of loyal and engaged customers under our H Rewards loyalty program. H Rewards covers all of our brands and had approximately 153 million members as of December 31, 2019, making it the largest hotel loyalty program in China, according to Frost & Sullivan. We engage with program members through multiple online and offline touch points to personalize their lodging experiences and foster strong and long-lasting relationships that inspire loyalty to our brands. H Rewards is a powerful distribution platform, enabling us to conduct lower-cost, targeted marketing campaigns and maintain a high percentage of direct sales to customers. In 2019, approximately 76% of our room-nights were sold to customers who were individual or corporate H Rewards members, which was the highest percentage of room-nights sold to loyalty program members among top ten largest hotel groups globally in terms of room number as of December 31, 2019, according to Frost & Sullivan.

We have developed industry-leading, proprietary technology infrastructure that enhances customer experience, increases our operational efficiency, and supports our fast growth. The core of this infrastructure is a comprehensive suite of modularized applications, including a cloud-based property management system and centralized reservation, procurement and revenue management systems. Leveraging our operational experience and technological capabilities, we have built a centralized shared service center and realized the economies of scale made possible through our enormous hotel operations. For example, our RMS is the first and only RMS in China’s hotel industry that can automatically adjust room rates, according to Frost & Sullivan. In the fourth quarter of 2019, approximately 58% of the price adjustments for our hotels in operation for more than 18 months were made automatically by our RMS. We have also undertaken a series of industry-first digitalization initiatives to optimize our hotels’ operational efficiency and cost structure and operate “smart” hotels. Our digital transformation initiative, the “Easy” series, has increased the speed and efficiency of our hotels’ entire business processes, from the moment a reservation is made until a guest checks out. Largely attributable to our advanced technology infrastructure, we have achieved a low staff-to-room ratio (defined as a hotel’s full-time employees divided by the total number of its available rooms) of 0.17 as of December 31, 2019.

Leveraging our strong brand recognition, massive member traffic, and robust technology infrastructure, we have pioneered a business operating system designed to enhance hotel operations across all fronts. Our business operating system is the result of our years of industry know-how, and it includes innovative ideas that are first tested and refined by our leased and owned business. Subsequently, these ideas can be “plugged-and-played” by our franchisees with confidence, thus allowing us to effectively expand our hotel network in an asset-light manner. We added a net 1,872 hotels from December 31, 2017 to December 31, 2019, 99.1% of which were manachised and franchised hotels. Apart from receiving franchise fees for these hotels, we also share our technology infrastructure and our vast customers base with our franchisees. As a result, our manachised and franchised hotels enjoyed a high take rate (meaning the ratio of net revenue recognized in hotel turnover) of 12.2% in 2019. In addition to extending our expertise to our manachised and franchised hotels, we can also monetize our core competencies by offering standardized and tailored SaaS and IT solutions to other hotel operators, real estate companies and service apartment providers. We believe that our distinct approach to hospitality has helped us establish a highly differentiated business model that balances scale, quality and returns.

We have recorded outstanding financial performance in recent years. Our net revenue grew from RMB8,229 million in 2017 to RMB10,063 million in 2018, and further to RMB11,212 million in 2019.  We had net income attributable to our company of RMB1,228 million, RMB716 million and RMB1,769 million in 2017, 2018 and 2019, respectively. Our adjusted EBITDA (non-GAAP) amounted to RMB2,379 million, RMB3,269 million and RMB3,349 million, and our net cash provided by operating activities amounted to RMB2,453 million, RMB3,049 million and RMB3,293 million in these respective periods.

Beginning from the first quarter of 2020, we have been negatively impacted by COVID-19. However, we have experienced recovery outperforming the industry since March 2020. As of June 30, 2020, approximately 96% of legacy Huazhu’s hotels (excluding hotels under governmental requisition) had resumed operations with an occupancy rate of approximately 83% in early June 2020, while approximately 79% of legacy DH’s hotels had resumed operations with an occupancy rate of approximately 29% as of June 30, 2020. We believe that our core competencies and proven business model well-position us to increase our share in the expanding global lodging industry and continue to deliver encouraging financial performance.

OUR COMPETITIVE STRENGTHS AND STRATEGIES

Competitive Strengths

We believe that the following competitive strengths have contributed significantly to our success and differentiate us from our competitors:

A World Leading and Fast-Expanding Hotel Group, Well-Positioned for Continuing Rapid Growth

As of the end of 2019, we were China’s second largest hotel group and the world’s ninth largest, both in terms of number of hotel rooms operated, according to Frost & Sullivan. As of June 30, 2020, we had 6,071 hotels in operation under legacy Huazhu (namely, our Group excluding Deutsche Hospitality), which were primarily in China, and 116 hotels under our subsidiary Deutsche Hospitality, primarily in Europe. As of the same date, we had a robust new hotel pipeline of 2,375 hotels, to be located primarily in China.

China’s hotel chains are expected to continue their rapid growth, benefitting from the consolidation opportunities presented by the under-penetration of branded hotels, as well as consumers’ demand for quality, personalized lodging experiences. According to Frost & Sullivan, as of the end of 2019, the hotel chain penetration rate (defined as the percentage of total hotel rooms operated by hotel chains) in China was only 24.9%, significantly lower than the global average of approximately 41.1%, presenting an ample opportunity for industry consolidation. This rate was approximately 21.1% in 2019 for China’s third and lower-tier cities, which presents even greater growth potential. In addition, according to Frost & Sullivan, increasing numbers of independent hotel operators will likely choose to join hotel chains, through franchise or manachise arrangements, to enjoy greater customer traffic, brand reputation and risk resilience benefits that hotel chains offer. Frost & Sullivan expects the hotel chain penetration rate for China’s hotel industry to increase to 35.2% in 2024. Moreover, due to increases in disposable income, Chinese customers are increasingly sophisticated and demand higher service quality and better overall lodging experiences. According to Frost & Sullivan, as a result of this structural change in China’s hotel industry, midscale and upscale hotel chains’ room numbers recorded double-digit growth from 2015 to 2019, with CAGRs of 34.3% and 13.6%, respectively. China’s hotel industry is expected to see concurrent consumption upgrade from the economy segment and consumers in the upscale segment becoming increasingly price-conscious in spending, both of which are expected to drive the continuous growth of the midscale segment. As such, Frost & Sullivan forecasts midscale hotel chains’ room number to grow at a CAGR of 18.9% from 2020 to 2024—the highest among all market segments. Given our market-leading position, vast customer and franchisee bases, and strong operational efficiency, we believe that we are well positioned to capture these favorable trends in the China market.

A Highly Differentiated Development Approach Balancing Scale, Quality and Returns

Our success is rooted in our distinct approach to business development: we build and strengthen our core competencies and refine our products through our leased and owned operations, and efficiently expand our hotel network and elevate our brand awareness through our manachise and franchise models. We believe that this approach has helped us establish a highly differentiated business model that balances scale, quality and returns.

Our manachise and franchise models allow us to benefit from the recurring cash inflows from franchise and service fees with minimal upfront costs and capital expenditures, thus allowing us to expand rapidly in an asset-light manner. We believe that these models also provide us greater flexibility to adapt to evolving market conditions and mitigate the impact of potential business downturns. Our manachised and franchised hotels as a percentage of our total hotels increased from approximately 46% as of the end of 2011 to approximately 88% as of the end of 2019, and their revenue contribution increased from approximately 9% in 2011 to approximately 30% in 2019.

We apply consistent operational and quality standards across all of our hotels to ensure great customer experiences for our guests. We have established Huazhu University to systematically train our workforce with customized courses across all aspects of hotel operations. We provide training for hotel managers, including managers of manachised and franchised hotels, to ensure consistent quality and create a talent pool for our rapid expansion. We also directly manage our manachised hotels through managers that we appoint for those hotels. According to the F&S Survey, clean hotel rooms, well-maintained facilities, strong brand awareness and good location are among the impressions that customers have of our hotels and 95.0% of the survey’s respondents would recommend our hotels to their friends.

We add new hotels to our network through a disciplined and systematic approach, considering factors such as the relevant city’s market size, brand layout and competitive landscape, property conditions and location. This approach has helped to maintain the profitability of our hotels. For example, we achieved a 3.4% average year-on-year growth in 2017, 2018 and 2019 of our same-hotel RevPAR for legacy Huazhu’s hotels in operation for at least 18 months. We also provide timely and effective support to our manachised and franchised hotels, augmenting value propositions to them. According to Frost & Sullivan, the investment payback period for the franchisees of our manachised and franchised hotels was approximately three to five years.

Brand of Choice, Boosting a Massive, Loyal Customer Base

We have developed a full suite of distinct brands, which enables us to continue growing our already large and loyal customer base and capitalize on revenue growth opportunities across all market segments. Our current brands range from our well-established economy brand HanTing Hotel and midscale brand JI Hotel to our upscale brand Blossom House, Steigenberger Hotels & Resorts and Joya Hotel—each of which targets a distinct group of customers. Our hotels in the mid-to-upscale markets as a percentage of our total hotels increased from approximately 3% as of December 31, 2011 to approximately 38% as of March 31, 2020, enabling us to capture the significant growth in these particularly promising market segments. By expanding our brand offerings, we now offer not only hotel brands for business customers, but also brands catering to emerging market trends and customer needs—from weekend getaways to life-enriching experiences.

We believe that our multi-brand strategy provides us with a competitive advantage in capturing a wider range of customers with evolving lodging preferences and needs. The success of our multi-brand strategy is supported by our H Rewards loyalty program’s massive member base, with approximately 153 million members as of the end of 2019. H Rewards allows us to continuously, efficiently and cost-effectively grow our membership base and enhance member loyalty. We engage with program members through multiple online and offline touch points to personalize their lodging experiences and foster strong and long-lasting relationships that inspire loyalty to our brands. We are able to leverage H Rewards’ vast customer base to increase the percentage of sales through our own sales channels rather than through intermediaries, thereby improving our profitability. In 2019, approximately 76% of our room-nights were sold to customers who were individual or corporate H Rewards members.

Robust Technology Infrastructure Built on Data Insights and Industry Know-how

We have consistently been at the forefront of reinventing customer experiences and creating the next generation of smart hotels by applying innovative technologies to our business operations. We have been the indisputable pioneer of China’s hotel industry in terms of technological innovation and business modernization, having independently developed various “industry first” systems that have effectively disrupted the technology landscape of China’s hotel industry, according to Frost & Sullivan. We were the only Chinese hotel group that was a winner of the “2019 CIO 100 Award” by IDG Communications, Inc., demonstrating our capability of using information technology in innovative ways to deliver business value.

We have developed our proprietary and scalable technology infrastructure with modules covering every key aspect of hotel operation, which we deploy across all of our hotels. This robust technology infrastructure has enabled us to continuously expand our hotel network and enhance our operating efficiency and profitability. For example, our RMS is the first and only revenue management system in China that can automatically adjust room rates, according to Frost & Sullivan. In the fourth quarter of 2019, approximately 58% of the price adjustments for our hotels in operation for more than 18 months were made automatically by our RMS.

We have also developed in-house, or through R&D collaborations, a full suite of hotel-level digital transformation initiatives and innovative service offerings in every step of customer interactions, from booking to check-out. For example, our most comprehensive series of digital transformation initiatives, the “Easy” series, have increased the speed and efficiency of our hotels’ entire business processes, from the moment when a reservation is made until a guest checks out.

Our best-in-class technology infrastructure has enabled us to operate hotels at a large scale. Substantially due to the effective support of our technology infrastructure and digital transformation initiatives, we maintained a low staff-to-room ratio of 0.17 as of December 31, 2019. In addition, through these technology capabilities, our hotels have achieved exceptionally high customer satisfaction: according to the F&S Survey, 98.7% of the survey respondents would like to stay at our hotels again.

Proven Track Record of Successful Acquisition and Integration

We have accumulated extensive experience in mergers and acquisitions, including post- acquisition integration. Since 2012, we have successfully completed the acquisitions of four companies—Starway Hotels, Crystal Orange, Blossom Hotel Management and Deutsche Hospitality, and entered into a strategic alliance with Accor S.A. These transactions have not only allowed us to expand our brand portfolio and hotel network efficiently, but also have yielded great synergies derived from our existing platform and resources. For example, we acquired Crystal Orange, a leading design hotel operator in China, in May 2017 and fully integrated its operations within one quarter. By integrating Crystal Orange hotels’ systems with our H Rewards loyalty program, our customer relationship management system (“CRM”) and our centralized reservation system (“CRS”), Crystal Orange hotels could offer its guests a more user-friendly and personalized booking, room selection and payment experience. From March 2017 to August 2017, Crystal Orange hotels’ booking via CRS increased from 1-2% to 18.6%, the average RevPAR of Crystal Orange’s hotels in operation for at least six months increased from RMB319 to RMB395, and Crystal Orange’s staff-to-room ratio decreased from 0.35 to 0.21. In addition, leveraging our business development capabilities and franchisee network, the number of Crystal Orange hotels grew significantly, increasing from 140 as of June 30, 2017 to 350 as of March 31, 2020.

Powerful and Self-Reinforcing Market Position

Our vast branded hotel network enables us to deliver products with compelling value propositions to our guests, increase our customer reach and awareness, and capture enormous numbers of repeat customers. This in turn translates into increased brand value and significantly amplifies our brands’ appeal to potential franchisees. We believe that this virtuous circle has helped entrench our market leading position and establish competition barriers, protecting our sustainable growth.

Our vast network of over 6,000 hotels provides us with significant advantages in economies of scale, which is magnified by our technology infrastructure. For example, our IoT technology- based centralized procurement system (“CPS”) enables us to secure favorable terms from suppliers we use for large quantities and efficiently deploy resources and manage operating costs. Our CRS allows our loyalty program members to make reservations for all our hotels through multiple channels. In 2019, approximately 55.0% of our hotel room-nights were sold through our CRS, which enables us to achieve higher efficiency and profitability compared to hotels that rely heavily on travel intermediaries that charge high commission.

As we have grown in scale, we have gradually centralized certain hotel operational functions, and we now operate a powerful shared service center at the group level. This shared service center substantially centralizes, standardizes, digitalizes and automates human resources, accounting and procurement management processes and IT systems for all of our hotels, further streamlining our hotels’ cost structure.

Visionary and Seasoned Management Team Committed to Innovation

Our management team has extensive experience in the travel and hospitality industries, with expertise in both strategy formulation and execution. Our executive chairman Mr. Qi Ji re-assumed his role as our chief executive officer in November 2019. Mr. Ji was a co-founder of both Trip.com Group Limited, or Trip.com (previously known as Ctrip), one of China’s largest online travel services providers, and Home Inns & Hotels Management Inc., or Home Inns, another leading hotel group in China. These two companies are industry leaders, with proven track records and leadership positions. From Trip.com, to Home Inns to our Company, Mr. Ji is a firm believer in technology and innovation with an engineering background, and has demonstrated his commitment to bringing innovations to China’s hotel and travel industry.

We have a senior management team who shares our value and has impressive backgrounds and extensive experience in lodging or related industries. Mr. Hui Jin was a member of our founding team and, since joining us in 2005, has served as director of our development department and our vice president, executive vice president and president, and is primarily responsible for overseeing our China business. Our chief digital officer Ms. Xinxin Liu joined us in 2012 from Alcatel-Lucent Shanghai Bell as their head of IT, and is mainly responsible for our sales, loyalty program and information technology platform. Our chief financial officer Mr. Teo Nee Chuan joined us in 2015 and has more than 20 years of financial and accounting experience in multinational companies

Strategies

Our objective is to become a world-leading hotel group. We expect to achieve our objective by pursuing the following strategies:

Rapid Expansion of Quality Hotel Network

Building upon the success of our asset-light manachise and franchise models, we expect to further expand our network to over 10,000 hotels in the mid-term. We plan to solidify our competitive strengths by opening more hotels in the highly fragmented and underpenetrated market in China’s lower tier cities, where we believe that the strength of our brands will find a market, both from customers’ and franchisees’ perspectives. We believe that our operational efficiency will add tremendous value to the brand operators. We also expect to rapidly expand the reach of our relatively new brands, as they become more established after years of refinement and operational efficiency optimization.

We believe that our self-reinforcing network effect, created by our vast hotel network, will not only serve as an entry barrier to competitors, but also forge our win-win relationships with all of our stakeholders, including our customers, franchisees and business partners, which in turn will accelerate our expansion. While continuing our rapid expansion, we will maintain our high standards for franchisee selection and consistently maintain strict quality control over our manachised and franchised hotels to ensure that our expansion is achieved without sacrificing quality or brand image.

Strengthening Multi-brand Portfolio

We have developed a full suite of distinct brands across all market segments. In the economy and midscale segments, we will continue product upgrades and innovations to strengthen our competitive advantages. We will continue reinforcing the recognition and trust in our core economy and midscale brands by expanding in China’s underpenetrated markets and providing our customers with consistently high quality services at affordable prices.

We will also expand our brand portfolio’s presence in the upper midscale and upscale as well as the leisure and resort markets to capture evolving customer needs and broaden our customer base. We plan to continue cultivating our own brands or acquire established brands that we believe will enrich our portfolio. For example, we plan to promote Deutsche Hospitality’s iconic brands, such as Steigenberger Hotels & Resorts and IntercityHotel, to our Chinese customers. Through our H Rewards program, we will continuously engage with our valued customers to uncover new opportunities to personalize their experiences and foster strong and long-lasting relationships.

Bolstering Multi-channel Direct Sales

Strong direct sales capabilities have been pivotal to the growth and resilience of our business. We employ multi-channel strategies to drive our direct sales efforts, spanning from offline sales through our group-level key accounts (“KA”) team, regional sales teams and hotel-level sales staff to our online sales platform H Rewards.

Through our KA team, we have covered hundreds of top corporate clients, to many of whom we have provided customized, digital services including direct booking and settlement solutions. We plan to invest more resources in key accounts coverage to further expand our corporate client base and deepen our relationships with them.

Through regional sales teams, we have approached regional or local corporate clients by targeted sales and marketing activities, and channeled the traffic into our hotels. These teams were especially valuable to the resilience of our business while travel was restricted due to the COVID-19 outbreak, as they generated continuous sales contribution from local communities and enterprises. We will continue expanding our regional direct sales teams to enhance our local sales coverage.

More importantly, our hotel-level staff recruit members into our H Rewards loyalty program, which provides guests the best prices and exclusive benefits. As of March 31, 2020, approximately 90% of our hotels had designated hotel staff responsible for covering the customers within certain distance. We plan to continue training and encouraging our hotel staff to promote sales of our hotel rooms.

Through H Rewards, we keep direct, digital engagement with our members and strengthen their stickiness to our network. Going forward, we will continue enhancing revenue contributions from our H Rewards loyalty program by incentivising our offline sales staff to convert customers into our H Rewards members.

Rollout of Global Technology Platform

We are committed to continuous upgrade of our technology infrastructure and improvements of our digitalization innovations, thereby driving the enhanced performance of our hotels as well as our global expansion. In particular, we plan to invest in advanced technologies, such as big data analytics, AI and machine learning. We will also promote our digital transformation initiatives to a greater number of our hotels to optimize their operational efficiency.

As the first part of Deutsche Hospitality’s integration, we identified Deutsche Hospitality’s existing IT infrastructure as “traditional, outsourced, single-hotel based,” which is common among European hotel operators. We have developed a 500-day road map to build ONE integrated digital platform for Deutsche Hospitality, which is aimed to strengthen the scalability, improve the operational efficiency and enhance customer experiences across our hotel network. The system will be our step-stone for future expansion and consolidation in the global market.

Global Expansion

Travel is global, so is the hotel business. The increasing outbound flow of Chinese travelers has provided us with great opportunities to bring our established brands abroad, especially China’s adjacent geographical markets. We opened our first international hotel—JI Hotel in Singapore in October 2019.

In addition to organic growth, our Deutsche Hospitality acquisition provides us with an excellent platform to replicate our success in China to the fragmented but high-consumption European markets. We plan to combine Deutsche Hospitality’s rich heritage and reputable brands with our operational excellence honed through our efficient China operations and accordingly enhance our competitive position and help us drive the European hotel industry’s consolidation. We also plan to make selective acquisitions in other global markets where our operational efficiency will create significant synergies.

OUR HOTEL NETWORK

We operate hotels under lease and ownership, manachise and franchise models. Under the lease and ownership model, we directly operate hotels located primarily on leased properties, as well as on owned properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we collect fees from franchisees but do not appoint on-site hotel managers. We have adopted a disciplined return-driven development model aimed at achieving high growth and profitability and applied consistent operational and quality standards across all of our hotels.

Our hotel network has grown rapidly. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of March 31, 2020(1)	As of June 30, 2020(2)
Leased and owned hotels	756	758
Manachised hotels	4,820	5,087
Franchised hotels	377	342
Total	5,953	6,187

(1)                                 Include 67 leased hotels, 27 manachised hotels and 21 franchised hotels operated by Deutsche Hospitality.

(2)           Include 68 leased hotels, 27 manachised hotels and 21 franchised hotels operated by Deutsche Hospitality.

As of March 31, 2020, our hotel network covered 5,953 hotels spanning 444 cities in 32 provinces and municipalities across the greater China region (including Taiwan) and 15 other countries, and we also had a pipeline of hotels in these countries and regions. As of March 31, 2020, we had an additional 2,375 leased and owned as well as manachised and franchised hotels under development.

The following table sets forth a summary of all of our hotels by geographic region as of March 31, 2020.

	Leased and Owned Hotels(2)	Manachised Hotels(3)	Franchised Hotels(3)	Leased and Owned Hotels Under Development(4)	Manachised and Franchised Hotels Under Development(4)
Greater China:
Shanghai, Beijing, Guangzhou, Shenzhen and Hangzhou	243	1,151	104	15	393
Others (including Taiwan)	445	3,641	253	20	1,906
Subtotal	688	4,792	357	35	2,299

Outside Greater China:
Europe	67	14	12	28	4
Other countries	1	14	8	—	9
Subtotal	68	28	20	28	13
Total	756	4,820	377	63	2,312

(1)                                 The data in this table include hotels under governmental requisition and hotels temporarily closed following the outbreak of COVID-19. As of March 31, 2020, we had 374 hotels under governmental requisition in China, as well as 454 hotels temporarily closed (including 85 hotels of Deutsche Hospitality, which we acquired in January 2020).

(2)                                 Include 67 leased hotels operated by Deutsche Hospitality and 689 leased and owned hotels operated by the rest of our Group.

(3)                                 Include 48 manachised and franchised hotels operated by Deutsche Hospitality and 5,149 manachised and franchised hotels operated by the rest of our Group.

(4)                                 Include hotels for which we have entered into binding leases, purchase agreements of land use right or property, or franchise agreements but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.

(5)                                 For our hotels in operation, include 439 cities across 30 provinces (including Taiwan); for our hotels under development, include 330 cities across 30 provinces (including Taiwan).

(6)                                 For our hotels in operation, include Tunisia, Egypt, the UAE, Oman, Saudi Arabia, Singapore and Mongolia; for our hotels under development, include Qatar, Cape Verde, Thailand, Oman, the UAE, Egypt and India.

The following table sets forth the status of our hotels under development as of March 31, 2020.

	Pre-conversion Period(1)	Conversion Period(2)	Total
Leased and owned hotels	34	29	63
Manachised and franchised hotels	767	1,545	2,312
Total	801	1,574	2,375

(1)                                 Includes hotels for which we have entered into binding leases or franchise agreements but of which the property has not been delivered by the respective lessors or property owners, as the case may be. The inactive projects are excluded from this list according to management judgment.

(2)                                 Includes hotels for which we have commenced conversion activities but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.

Among the 63 leased and owned hotels under development as of March 31, 2020, we had 34 leased and owned hotels during the pre-conversion period, for which we have entered into binding leases but of which the property has not been delivered by the respective lessors, and we had 29 leased and owned hotels during the conversion period, for which we have commenced conversion activities but that have not yet commenced operations. The anticipated completion dates for these leased and owned hotels during the conversion period range from April 2020 to October 2020. Total budgeted development costs for these leased and owned hotels during conversion period, which primarily include construction costs for leasehold improvement and the furniture and equipment for hotel operation, were RMB1,064 million (US$150 million), of which RMB473 million (US$67 million) was incurred as of March 31, 2020. The average development costs per square meter for completed leased and owned hotels in the three months ended March 31, 2020 were approximately RMB3,000 (US$424). The franchisees are responsible for development costs for our manachised hotels and franchised hotels.

The following table sets forth the changes in the number of our hotels for the periods indicated:

	Year ended December 31,			Three months ended March 31,
	2017	2018	2019	2020
				Legacy Huazhu(1)	Legacy DH(2)
Leased and owned hotels at the beginning of the period	624	671	699	688	66
Add:	86	53	43	10	3
Less:	(39)	(25)	(54)	(9)	(2)
At the end of the period	671	699	688	689	67
Manachised and franchised hotels at the beginning of the period	2,645	3,075	3,531	4,930	53
Add:	579	670	1,672	286	2
Less:	(149)	(214)	(273)	(67)	(7)
At the end of the period	3,075	3,531	4,930	5,149	48

(1)                                 Legacy Huazhu in this current report on Form 6-K refers to our Group excluding our newly acquired Deutsche Hospitality.

(2)                                 Legacy DH in this current report on Form 6-K refers to Deutsche Hospitality.

The reasons for hotel closures typically include property-related matters (such as rezoning and expiry of leases), hotel operation quality or results not meeting our requirements, and other commercial reasons.

In addition to hotels permanently closed as presented in the table above, due to the impact of COVID-19, we also had a large number of hotels in China temporarily closed in the first quarter of 2020. The number of these temporarily-closed hotels declined from the peak of over 2,000 hotels in February 2020 to 369 hotels as of March 31, 2020 (out of a total of 5,838 hotels as of the same date), all of which were in China. As of June 30, approximately 96% of legacy Huazhu’s hotels (excluding hotels under governmental requisition) had resumed operations. During the first quarter of 2020, Chinese governmental authorities also requisitioned accumulatively 610 of our hotels in various locations for the accommodation of medical support workers and for quarantine purposes in relation to COVID-19. As of June 30, 2020, we still had 139 hotels under governmental requisition in China, compared to 374 hotels as of March 31, 2020. As COVID-19 spreads globally, the hotel operations of Deutsche Hospitality in Europe have also been adversely affected since early March 2020. Local governments in Europe imposed travel restrictions and lockdowns to contain the spread of COVID-19, and as a result, a number of our Deutsche Hospitality hotels were temporarily closed. As of June 30, 2020, 24 of the 116 hotels of Deutsche Hospitality were temporarily closed, compared to 85 hotels out of its 115 hotels as of March 31, 2020.

Leased and owned hotels

As of March 31, 2020, we had 749 leased hotels and 7 owned hotels, accounting for approximately 12.6% and 0.1%, respectively, of our hotels in operation. As of June 30, 2020, we had 751 leased hotels and 7 owned hotels, accounting for approximately 12.1% and 0.1%, respectively, of our hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Our leased hotels are located on leased properties. The terms of our leases typically range from ten to 30 years. We generally enjoy an initial two- to six-month rent-free period. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed. We generally pay fixed rent on a monthly, quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 3% to 5% increase on rent every three to five years or, for Deutsche Hospitality’s hotels, generally annual adjustments based on consumer price index levels. Our leases usually allow extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions. To mitigate the impact of COVID-19, we have been negotiating with landlords to reduce or delay our rental payment.

31 of our leases expired in 2019, among which 13 were renewed, three were converted to manachised and franchised hotels and 15 were terminated. As of March 31, 2020, 37 of our leases were expected to expire in 2020. Among these 37 leases, four had been renewed, four had been or were expected to be converted to manachised and franchised hotels, five had been or were expected to be terminated and the rest were subject to negotiation as of June 30, 2020.

Number of Leases
2020	37
2021	41
2022	68
2023	57
2024	63
2025-2027	183
2028-2030	147
2031 and onward	214
Total	810

Manachised and Franchised Hotels

As of March 31, 2020, we had 4,820 manachised hotels and 377 franchised hotels, accounting for approximately 81.0% and 6.3%, respectively, of our hotels in operation. As of June 30, 2020, we had 5,087 manachised hotels and 342 franchised hotels, accounting for approximately 82.2% and 5.5%, respectively, of our hotels in operation. Our franchisees lease or own their hotel properties and are responsible for the costs of developing and operating the manachised or franchised hotels, including constructing and renovating the hotels according to our standards, and all of the hotel operating expenses. We impose the same standards on all of our manachised and franchised hotels to ensure product quality and consistency across our hotel network. Our franchisees are not allowed to sub-franchise hotels under our brands to any third party. We collect fees from the franchisees of our manachised and franchised hotels and do not bear any loss incurred or otherwise share any profit realized by our franchisees. We believe that the manachise and franchise models have enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

Manachised hotels

We manage our manachised hotels and impose the same standards on all manachised hotels as our other hotels to ensure product quality and consistency across our hotel network. For our manachised hotels under legacy Huazhu, our manachise agreements typically have the following terms:

Scope of service: We authorize a manchised hotel to use our relevant brand name, logo and relevant trademarks. The franchisee is responsible for the hotel’s construction, renovation and maintenance. We provide guidance to the franchisee on the construction or renovation of the hotel and require the hotel to meet our standards before approving it to commence operations. We appoint and train hotel managers who are responsible for hiring hotel staff and managing daily operations of our manachised hotels. We also provide our franchisees with services such as central reservation, sales and marketing support, technology support, quality assurance inspections and other operational support and information.

Fees collected: we generally charge our franchisees an upfront franchise fee typically ranging between RMB80,000 and RMB500,000 per hotel, as well as a monthly franchise fee of approximately 3% to 6.5% of the gross revenues generated by each manachised hotel. In addition, we collect from franchisees a reservation fee (typically 8% of the room rates, subject to a cap equal to 3.5% of the hotel’s gross revenue) for using our central reservation system and a membership registration fee (typically ranging from RMB15 to RMB135 per member depending on the membership level) for customers who join our H Rewards (previously known as HUAZHU Rewards) loyalty program at the manachised hotels. We also charge system maintenance and support fees and other IT service fees from our franchisees for sharing our technology infrastructure with our manachised hotels. For example, we charge our franchisees typically RMB2,500-RMB3,500 per month for sharing our “Easy” series digital system with a manachised hotel. Furthermore, we employ and appoint hotel managers for the manachised hotels and charge the franchisees a monthly management service fee depending on the brand and city tier of the manachised hotel; for example, this fee typically ranges from RMB8,000 to RMB20,000 for our economy brand manachised hotels..

Term of service: our franchise and management agreements for our manachised hotels typically run for an initial term of eight to ten years, and may be extended upon mutual agreement between us and the franchisee three months prior to the expiration of the franchise and management agreements.

Termination: we typically have the right to early terminate the franchise and management agreements immediately, if the franchisee commences operations without our approval, goes bankrupt, suspends operation for a specified period, interferes in our appointed manager’s management of the hotel, or violates applicable laws and regulations that result in harm to our brand, among others. We are also entitled to terminate these agreements in case of material breaches of the agreements by the franchisee, if the franchisee fails to rectify within a grace period. In all of these circumstances, we can keep the franchise fee and franchise deposit collected and claim liquidated damages from the franchisee.

For our manachised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a management fee consisting of a base fee of 0.5% to 3.5% of the hotel’s turnover and an incentive fee of 6% to 10% of the hotel’s adjusted gross operating profit. Deutsche Hospitality participates in the distribution of the manachised hotel’s profit after the franchisee’s guaranteed return in rare cases, and charges a marketing fee of 1.0% to 5.0% of the turnover for a few manachised hotels. General manager compensation of a manachised hotel, including salaries, social security contribution, and various benefits and bonuses, is borne by the manachised hotel. For some manachised hotels outside Germany, Deutsche Hospitality further charges a license fee of approximately 0.5% to 1% of the hotel’s turnover. The term of service for our manachised hotels under Deutsche Hospitality is typically 15 to 20 years. We are gradually adapting the terms of Deutsche Hospitality’s franchise and management agreements to be similar to those of our other manachised hotels.

Franchised hotels

We do not appoint hotel managers for our franchised hotels and do not manage their daily operations. We apply the same standards to our franchised hotels as our other hotels. For our franchised hotels under legacy Huazhu, the terms of the franchise agreements are subject to negotiation with individual hotel owners, while they generally have the following terms:

Scope of service: the services that we provide to franchised hotels are similar to those we provide to manachised hotels, except that we do not appoint managers and do not provide management services to the franchised hotels.

Franchise fee: we charge our franchised hotels fees on generally the same terms as our manachised hotels, except that we do not appoint hotel managers to our franchised hotels and thus do not charge these hotels a monthly management service fee.

Term of service: our franchise agreements for our franchised hotels typically run for an initial term of eight to ten years, and may be extended upon mutual agreement between us and the franchisee three months prior to the expiration of the franchise agreements.

Termination: our rights to terminate the franchise agreements for our franchised hotels are similar to those for our manachised hotels.

For our franchised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a franchise fee of approximately 0.5% to 4.0% of the hotel’s gross room revenue or turnover. Some hotels outside Germany are charged a fixed franchise fee ranging from EUR4,000 to EUR100,000 per year. Most franchised hotels are also charged a central service fee (or marketing fee in older contracts) of approximately 0.5% to 2.5% of the hotel’s gross room revenue or turnover and a license fee of 1.0% to 5.0% of the hotel’s turnover. The term of service for our franchised hotels under Deutsche Hospitality is typically 10 to 15 years. We are gradually adapting the terms of Deutsche Hospitality’s franchise agreements to be similar to those of our other franchised hotels.

OUR BRANDS

As of the date of this current report on Form 6-K, we have hotels in operation or under development under the following brands, which are designed to target distinct groups of customers:

•                  Economy hotel brands: HanTing Hotel, Ni Hao Hotel, Hi Inn, Elan Hotel, Zleep Hotels and Ibis Hotel;

•                  Midscale hotel brands: JI Hotel, Orange Hotel, Starway Hotel and Ibis Styles Hotel;

•                  Upper midscale hotel brands: Crystal Orange Hotel, IntercityHotel, Manxin Hotel, Mercure Hotel, Madison Hotel and Novotel Hotel; and

•                  Upscale hotel brands: Joya Hotel, Blossom House, Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City and Grand Mercure.

In addition to our own brands, we have also entered into brand franchise agreements with Accor and enjoyed exclusive franchise rights in respect of Mercure Hotel, Ibis Hotel and Ibis Styles Hotel in the PRC, Taiwan and Mongolia and non-exclusive franchise rights in respect of Grand Mercure and Novotel Hotel in the PRC, Taiwan and Mongolia. Through our acquisition of Deutsche Hospitality, we have also obtained exclusive rights to construct, operate, manage, franchise and license hotels under the Jaz in the City brand in China, South East Asia, Japan, South Korea and Europe subject to certain exceptions, and non-exclusive rights to operate, manage, franchise and license certain hotels under the Jaz in the City brand in certain other countries and regions, such as Tunisia, Cape Verde, the UAE and Egypt.

We believe that our multi-brand strategy provides us with a competitive advantage to open more hotels in attractive markets, capture a wider range of customers with evolving lodging preferences and needs, and achieve greater economies of scale through shared platforms.

Economy Hotel Brands

HanTing Hotel

Launched in 2005, HanTing Hotel is our economy hotel product with the value proposition of “Quality, Convenience and Value.” HanTing Hotels also includes hotels we previously marketed under the name of Hanting Premium Hotels. These hotels are typically located in areas close to major business and commercial districts. The HanTing Hotel targets knowledge workers and value- and quality-conscious travelers. These hotels are equipped with complimentary wireless Internet access and laser printers, and a cafe serving breakfast and simple meals. As of June 30, 2020, we had 2,638 HanTing Hotels in operation and an additional 523 HanTing Hotels under development.

Ni Hao Hotel

Ni Hao Hotel is our economy hotel product targeting young customers. By digitalizing and standardizing independent hotels, it helps improve their operational efficiency while maintaining their individual features. Ni Hao Hotels provide clean and comfortable lodging experiences to the guests at affordable prices. As of June 30, 2020, we had 17 Ni Hao Hotels under development and did not have any Ni Hao Hotel in operation.

Hi Inn

Launched in late 2008 and originally marketed under the name of HanTing Hi Inn, Hi Inns target rational and price-conscious travelers. These hotels offer compact rooms with comfortable beds and shower facilities and complimentary wireless Internet access throughout the premises. These hotels provide basic and clean accommodations. As of June 30, 2020, we had 464 Hi Inns in operation and an additional 102 Hi Inns under development.

Elan Hotel

In September 2014, we launched Elan Hotel. Elan Hotel is our economy hotel product committed to improving the operating efficiency of individual micro, small- and medium-sized economy hotels. With the continuing upgrades of accommodations and services, these hotels provide high quality experience for young customers. As of June 30, 2020, we had 838 Elan Hotels in operation and an additional 417 Elan Hotels under development.

Ibis Hotel

Ibis Hotel is an economy hotel brand that is recognized across the world for its quality, reliability and commitment to the environment. It created the revolutionary bedding concept Sweet Bed by Ibis Hotel, and features welcoming, designer common areas and ibis kitchen, the modern food and beverage offer. As of June 30, 2020, we had 187 Ibis Hotels in operation and an additional 64 Ibis Hotels under development.

Zleep Hotels

Zleep Hotels, our economy hotel brand, is a well-known and successful hotel brand in Scandinavia offering service and design at a great rate. As of June 30, 2020, we had 13 Zleep Hotels in operation and an additional nine Zleep Hotels under development. Midscale Hotel Brands

JI Hotel

JI Hotel is a midscale brand that we launched in 2010, typically located in city centers or central business districts. These hotels target travelers who seek a quality experience in hotel stays. JI Hotels offer rooms with quality comparable to three- to four-star rated hotels, but are priced at competitive rates. In addition, these hotels offer complimentary wireless Internet access throughout the premises, spacious lobbies with laser printers, computers, free drinks, and a cafe serving breakfast and simple meals. As of June 30, 2020, we had 926 JI Hotels in operation and an additional 478 JI Hotels under development.

Orange Hotel

Orange Hotel, previously marketed under two brand names: Orange Hotel and Orange Select Hotel, is our midscale hotel brand. These hotels are mini versions of our Crystal Orange Hotels with advanced sound-proof design. As of June 30, 2020, we had 265 Orange Hotels in operation and an additional 180 Orange Hotels under development.

Starway Hotel

Starway Hotel, our midscale brand, varies in the hotels’ designs and targets middle class travelers who seek a spacious room, reasonable price and guaranteed quality. Starway Hotels offer rooms with quality comparable to three- to four-star rated hotels, but are priced at competitive rates. In addition, these hotels typically offer complimentary Internet access throughout the premises, spacious lobbies and meeting areas with complimentary tea and coffee. As of June 30, 2020, we had 392 Starway Hotels in operation and an additional 288 Starway Hotels under development.

Ibis Styles Hotel

Ibis Styles Hotel is a midscale brand that offers comfortable, designer hotels typically located in city centers or close to activity centers. The brand’s distinctive all-inclusive package includes the room, all-you-can-eat breakfast buffet and broadband Internet connection, plus a host of little extras. As of June 30, 2020, we had 60 Ibis Styles Hotels in operation and an additional 30 Ibis Styles Hotels under development.

Upper Midscale Hotel Brands

Crystal Orange Hotel

Crystal Orange Hotel is our upper midscale hotel brand featuring boutique design hotels. These hotels are equipped with advanced, four-star standard facilities, including free high-speed wireless internet access, intelligent lighting system, wireless speakers and sound-proof design. As of June 30, 2020, we had 99 Crystal Orange Hotels in operation and an additional 57 Crystal Orange Hotels under development.

IntercityHotel

IntercityHotel is our upper midscale urban hotel brand targeting business travelers. The hotels of IntercityHotel are usually located within walking distance of train stations or airports. As of June 30, 2020, we had 42 IntercityHotels in operation and an additional 19 IntercityHotels under development.

Manxin Hotel

Manxin Hotel was launched as an upper midscale brand of resorts in October 2013, and was previously branded as Manxin Hotel & Resorts. Nowadays Manxin Hotel has become a brand with city hotels and resorts. These hotels are typically located in city centers or business districts and holiday resort areas. Manxin Hotels offer high quality rooms, intelligent service system, rich breakfast, lunch, afternoon tea, dinner and even coffee and drinks. Moreover, Manxin Hotel is aimed at bringing the guests a distinct experience by presenting amazing space design and offering attractive activities. Live Lively is Manxin Hotel’s proposition. As of June 30, 2020, we had 53 Manxin Hotels in operation and an additional 34 Manxin Hotels under development.

Mercure Hotel

Mercure Hotel is an upper midscale hotel brand that combines the strength of an international network with a strong quality commitment with the warm experiences of hotels that are rooted in their local community, targeting business and leisure travelers around the world. These hotels are typically located in city centers, by the sea or in the mountains. As of June 30, 2020, we had 80 Mercure Hotels in operation and an additional 76 Mercure Hotels under development.

Madison Hotel

We launched our new upper midscale hotel brands Madison Hotel and Grand Madison Hotel in 2019, which are committed to offering guests a classic lodging experience. In 2020, we merged the Grand Madison Hotel brand into the Madison Hotel brand. These hotels target business and leisure guests with high lodging standards and desire to understand more of the cities they are traveling in, and offer comfortable accommodations, functional furnishings and facilities, and high-quality services. As of June 30, 2020, we had 18 Madison Hotels in operation, and an additional 23 Madison Hotels under development.

Novotel Hotel

Novotel Hotel is an upper midscale brand that provides a multi-service offering for both business and leisure guests, with spacious, modular rooms, 24/7 catering offers with balanced meals, meeting rooms, attentive and proactive staff, kid areas, multi-purpose lobbies and fitness centers. These hotels are typically located at the heart of major international cities, business districts and tourist destinations. As of June 30, 2020, we had 11 Novotel Hotels in operation and an additional 11 Novotel Hotels under development.

Upscale Hotel Brands

Joya Hotel

In December 2013, we launched our upscale brand Joya Hotel. These hotels are typically located in areas close to major business and commercial districts in first- and second-tier cities and target affluent travelers and corporate events. Joya Hotel is designed for guests to enjoy all-inclusive services, including complimentary breakfast, afternoon tea, healthy snacks, mini bar free drinks, gym, automatic massage cabins and other premium services. The rooms are equipped with high-speed fiber access, full wireless coverage and Bluetooth speakers. As of June 30, 2020, we had nine Joya Hotels in operation and an additional three Joya Hotels under development.

Blossom House

Blossom House, previously branded Blossom Hill Hotels & Resorts, is our upscale lifestyle and resort band targeting affluent travelers. Most of Blossom House hotels are located near typical scenic spots. As of June 30, 2020, we have 25 Blossom House hotels in operation and an additional 24 Blossom House hotels under development.

Steigenberger Hotels & Resorts

Steigenberger Hotels & Resorts is our upscale lifestyle and resort brand targeting affluent travelers. The Steigenberger Hotels & Resorts hotels are typically located in historic traditional buildings and lively city residences, and offer health and beauty oases set at the very heart of nature. As of June 30, 2020, we had 50 Steigenberger Hotels & Resorts in operation and an additional eight Steigenberger Hotels & Resorts under development.

MAXX by Steigenberger

MAXX by Steigenberger, our upscale conversion hotel brand, is a new, charismatic concept and focuses on creating a warm, feel-good atmosphere in all destinations. As of June 30, 2020, we had five MAXX by Steigenberger hotels in operation and one MAXX by Steigenberger hotel under development.

Jaz in the City

Jaz in the City is our upscale lifestyle brand. Jaz in the City branded hotels reflect metropolitan lifestyle and draw upon the local music and cultural scene. As of June 30, 2020, we have two Jaz in the City hotels in operation and an additional two Jaz in the City hotels under development.

Grand Mercure

Grand Mercure is a brand that offers an upscale network of hotels and apartments that combine local culture with world-class services. With hotels that are uniquely adapted to each market, the brand helps guests “discover a new authentic.” As of June 30, 2020, we had six Grand Mercure Hotels in operation and an additional eight Grand Mercure Hotels under development.

The following table sets forth a summary of the number of hotels for all of our hotel brands by geographic region as of June 30, 2020.

	Hotels in operation			Hotels under development
	Greater China (including Taiwan)	Europe	Other countries	Greater China (including Taiwan)	Europe	Other countries
Economy hotels	4,127	13	—	1,123	9	—
HanTing Hotel	2,638	—	—	523	—	—
Hi Inn	464	—	—	102	—	—
Ni Hao Hotel	—	—	—	17	—	—
Elan Hotel	838	—	—	434	—	—
Ibis Hotel	187	—	—	64	—	—
Zleep Hotel	—	13	—	—	9	—
Midscale and upscale hotels	1,943	81	23	1212	22	9
Ibis Styles Hotel	59	—	1	30	—	—
Starway Hotel	392	—	—	288	—	—
JI Hotel	925	—	1	478	—	—
Orange Hotel	265	—	—	180	—	—
Crystal Orange Hotel	99	—	—	57	—	—
Manxin Hotel	53	—	—	34	—	—
Madison Hotel	18	—	—	23	—	—
Mercure Hotel	80	—	—	76	—	—
Novotel Hotel	11	—	—	11	—	—
Joya Hotel	9	—	—	3	—	—
Blossom House	25	—	—	24	—	—
Grand Mercure Hotel	6	—	—	8	—	—
Steigenberger Hotels & Resorts	—	35	15	—	3	5
IntercityHotel	1	38	3	—	17	2
Maxx by Steigenberger	—	5	—	—	1	—
Jaz in the City	—	2	—	—	1	1
Other partner hotels(1)	—	1	3	—	—	1
Total	6,070	94	23	2,335	31	9

(1)           Refer to hotels that Deutsche Hospitality manages for third parties not under our hotel brands.

HOTEL DEVELOPMENT

We mainly use the manachise and franchise models to expand our network in a less capital-intensive manner. We also lease the properties of the hotels we operate. Other than the properties we acquired as part of our strategic alliance with Accor in 2016, and from our acquisition of Blossom Hotel Management, we typically do not acquire properties ourselves, as owning properties is generally much more capital intensive. We have adopted a systematic process with respect to the planning and execution of new development projects. Our development department analyzes economic data by city, field visit reports and market intelligence information to identify target locations in each city and form a three-year development plan for new hotels on a regular basis. The plan is subsequently reviewed and approved by our investment committee. Once a property is identified in the targeted location, staff in our development department analyzes the business terms and formulates a proposal for the project. In the case of a lease opportunity, the investment committee evaluates each proposed project based on several factors, including the length of the investment payback period, the rate of return on the investment, the amount of net cash flow projected during the operating period and the impact on our existing hotels in the vicinity. When evaluating potential manachising and franchising opportunities, the investment committee considers the attractiveness of the location as well as additional factors such as quality of the prospective franchisee and product consistency with our standards. Our investment committee weighs each investment proposal carefully to ensure that we can effectively expand our coverage while concurrently improving our profitability.

The following is a description of our hotel development process.

Leased and owned hotels

We seek properties that are in central or highly accessible locations in economically more developed cities in order to maximize the room rates that we can charge. In addition, we typically seek properties that will accommodate 80 to 300 hotel rooms.

After identifying a proposed site, we conduct thorough due diligence and typically negotiate leases concurrently with the lessors. All leases and development plans are subject to the final approval of our investment committee. Once a lease agreement has been executed, we then engage independent design firms and construction companies to begin work on leasehold improvement. Our construction management team works closely with these firms on planning and architectural design. Our contracts with construction companies typically contain warranties for quality and requirements for timely completion of construction. Contractors or suppliers are typically required to compensate us in the event of delays or poor work quality. A majority of the construction materials and supplies used in the construction of our new hotels are purchased by us through a centralized procurement system.

Manachised and franchised hotels

We open manachised and franchised hotels to expand our geographical coverage or to further penetrate in our existing markets. Manachised and franchised hotels provide us valuable operating information in assessing the attractiveness of new markets, and supplement our coverage in areas where the potential franchisees can have access to attractive locations by leveraging their own assets and local network. As is the case with leased and owned hotels, we generally look to establish manachised and franchised hotels near popular commercial and office districts that tend to generate stronger demand for hotel accommodations. Manachised and franchised hotels must also meet specified criteria in connection with the infrastructure of the building, such as adequate water, electricity and sewage systems.

We typically source potential franchisees through word-of-mouth referrals, applications submitted via our website and industry conferences. We have a department responsible for franchisee sourcing. Once a candidate is spotted, the proposal will be reviewed and reported level by level, and needs to be final approved by a committee at group level. Three months before termination of the franchisee agreement, we will re-assess the franchisee and determine whether he/she is qualified for agreement renewal. Some of our franchisees operate several of our manachised and franchised hotels. In general, we seek franchisees who share our values and management philosophies.

We typically supervise the franchisees in designing and renovating their properties pursuant to the same standards required for our leased and owned hotels, and provide assistance as required. We also provide technical expertise and recommend pre-selected qualified suppliers to our franchisees. In addition, we appoint or train hotel managers and help train other hotel staff for our manachised hotels to ensure that high quality and consistent services are provided throughout all our hotels.

HOTEL MANAGEMENT

Our management team has accumulated significant experience with respect to the operation of hotels. Building on this experience, our management team has developed a robust operational platform for our nationwide operations, implemented a rigorous budgeting process, and utilized our real-time information systems to monitor our hotel performance. We believe these systems are critical in maximizing our revenues and profitability. The following are some of the key components of our hotel management infrastructure:

Budgeting. Our budget and analysis team prepares a detailed annual cost and revenue budget for each of our leased and owned hotels, and an annual revenue budget for each of our manachised and franchised hotels. The hotel budget is prepared based on, among other things, the historical operating performance of each hotel, the performance of comparable hotels and local market conditions. We may adjust the budget upon the occurrence of unexpected events that significantly affect a specific hotel’s operating performance. In addition, our compensation scheme for managers in each hotel is directly linked to its performance against the annual budget.

Pricing. The room rates of our leased and owned hotels as well as manachised hotels are determined using a centralized RMS. We adjust room rates regularly based on seasonality and market demand. We also adjust room rates for certain events, such as the China Import and Export Fair held twice a year in Guangzhou and the World Expo in Shanghai in 2010. Room rates for our franchised hotels are determined by the franchisees based on local market conditions.

Monitoring. Through our cloud-based property management system, we are able to monitor each hotel’s occupancy status, average daily room rates, RevPAR and other operating data on a real-time basis. Real-time hotel operating information allows us to adjust our sales efforts and other resources to rapidly capitalize on changes in the market and to maximize operating efficiency.

Centralized cash management. Our leased and owned hotels deposit cash into our central account several times a week. We also generally centralize all payments for expenditures. Our manachised and franchised hotels manage their cash separately.

Centralized procurement. We have implemented a centralized procurement system to cope with our large procurement requirements. Given the scale of our hotel network and our centralized procurement system, we have the purchasing power to secure favorable terms from suppliers for all of our hotels.

Quality assurance. We have formed detailed brand standards on hotel facilities and interior decoration for us and our franchisees to follow. We have also developed an operating manual to which our staff closely adhere to ensure the consistency and quality of our customer experience. We conduct periodic internal quality checks of our hotels to ensure that our operating policies and procedures are followed. We also engage “mystery guests” from time to time to ensure that we are providing consistent quality services. Furthermore, we actively solicit customer feedback by conducting outbound e-mail surveys and monitor comments posted on our website and third-party websites.

Training. We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our HuaZhu University, previously known as HanTing College, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a three-week intensive training program, covering topics such as our corporate culture, team management, sales and marketing, customer service, hotel operation standards and financial and human resource management. A substantial number of our hotel managers have received training completion certificates. Our HuaZhu University has prepared a new-hire training package to standardize the training for hotel-based staff across our hotel group. In addition, we provide our corporate staff with various training programs, such as managerial skills, office software skills and corporate culture. In 2019, our hotel-based staff and corporate staff on average received approximately 60 and 48 hours of training, respectively.

TECHNOLOGY INFRASTRUCTURE AND DIGITALIZATION

We have successfully developed and implemented an advanced proprietary and scalable group-level technology infrastructure, as well as a complete suite of hotel-level digital transformation initiatives. They cover our hotel operations by leveraging advanced technologies such as algorithms, big data analytics, data mining, AI, machine learning and IoT. These facilities enable us to improve the efficiency of our operations, make timely decisions and enhance our profitability.

Following our acquisition of Deutsche Hospitality, we rolled out a 500-day IT integration plan to empower the digitalization of Deutsche Hospitality and will ultimately deploy our in-house developed applications to Deutsche Hospitality to improve its operational efficiency and enrich its customer experiences. As part of the integration plan, we also extended our H Rewards loyalty program to Deutsche Hospitality’s hotels in July 2020.

The following discusses certain key aspects of our technology infrastructure as well as our digitalization initiatives:

Technology Infrastructure

Customer relationship management system (CRM). Our integrated CRM system maintains information of our H Rewards members, including their reservation and consumption history and pattern, points accumulated and redeemed, and prepayment and balance. By closely tracking and monitoring member information and behavior, we are able to better serve the members of our loyalty program and offer targeted promotions to enhance customer loyalty. The CRM system also allows us to monitor the performance of our corporate client sales representatives.

Central reservation system (CRS). We have an around-the-clock, real-time central reservation system available 24 hours a day, seven days a week. Our central reservation system allows reservations through multiple channels including our website, mobile apps, call center, third-party travel agents and online reservation partners. The real-time inventory management capability of the system improves the efficiency of reservations, enhances customer satisfaction and maximizes our profitability. In 2019, 55.0% of our room-nights were sold through our CRS. Such a high percentage of booking through our CRS not only enables us to achieve higher efficiency and profitability compared to hotels that rely heavily on travel intermediaries, but also allows us to earn a CRS usage fee from, and maintain better control over, our manachised and franchised hotels.

Centralized revenue management system (RMS). Our RMS is the first and only in-house developed, large scale, fully automated RMS in China’s hotel industry, according to Frost & Sullivan. Powered by in-house developed algorithms and AI, our RMS automatically adjusts room rates of all hotels within our hotel network (including directly operated hotels, manachised hotels and franchised hotels) in a centralized manner at the group level or the business unit level, based on the historical operating performance of each hotel, our competitors’ room rates and local market conditions within minutes, effectively optimizing the hotel’s average daily room rates and occupancy levels. We believe our centralized pricing system enhances our ability to adjust room rates in a timely fashion with a goal of optimizing average daily room rates and occupancy levels across our network.

Centralized procurement system (CPS). Leveraging Internet of Things (“IoT”) technology, our CPS is one of the first and is the largest centralized procurement systems in China’s lodging industry in terms of total purchase in 2019, according to Frost & Sullivan. Our CPS has enabled us to efficiently manage our operating costs, especially with respect to supplies used in large quantities, and allows all hotels across our network to make bulk purchases of over 15,000 SKUs of hotel supplies from over 600 suppliers at the same time. The total purchase made through this platform in 2019 was approximately RMB4 billion.

Digitalization Initiatives

Cloud-based property management system (Cloud-PMS). A property management system, or PMS, is a hotel management software suite that hotel managers and front desk staff use to manage every hotel’s daily business operations. Our Cloud-PMS is a cloud-based, hotel-level application that is empowered by, and seamlessly integrated with, our centralized technology infrastructure (which is comprised of our RMS and other group-level modules). Unlike onsite-PMSs which require significant upfront hardware investment and are costly and time-consuming to upgrade, our cloud-based PMS is highly scalable and enables the simultaneous launch of new services across all of our hotels. This system enables each hotel within our network to efficiently and cost-effectively manage its room inventory, reservations and pricing on its own on a real-time basis through an Internet browser, which in turn optimizes each hotel’s occupancy rate, average daily room rates and revenues generated per available room, or RevPAR. The system is designed to enable us to enhance our profitability and compete more effectively by integrating with our CRS and CRM. We believe our Cloud-PMS has enabled our management to more effectively assess the performance of our hotels on a timely basis and to efficiently allocate resources and effectively identify specific market and sales targets.

“Easy” series. We have implemented an “Easy” series digital system to improve our hotel’s operating efficiency. For example, our “Easy House Keeping” digital system, which is the first of its kind in the industry according to Frost & Sullivan, streamlines and digitizes various hotel housekeeping processes, including room cleaning, room status update and maintenance, which in turn reduces the time between check-out and check-in of a hotel room, increasing hotel room turnover efficiency. This system features an in-house developed, designated mobile application which automatically assigns cleaning or maintenance staff to a room that requires cleaning or repairs. In addition, our “Easy Invoicing” digital system greatly simplifies the check-out process for business travelers.

Self-check-in/out kiosks. Our user-friendly, patented self-check-in/out kiosks, featuring advanced technologies such as facial recognition, offer a completely automated replacement of the standard check-in/out services. As of June 30, 2020, over 2,200 of our hotels had been equipped with self-check-in/out kiosks, which is the largest in China, according to Frost & Sullivan.

Digital payment initiatives. We currently offer a variety of convenient digital payment options for our hotel guests, including online credit card payment, Alipay, WeChat Pay and Apple Pay. In 2019, 55.0% of our room-nights were paid using online payment.

Smart robots. We are one of the first hotel groups in China that have achieved large-scale deployment of smart robots, according to Frost & Sullivan. As of June 30, 2020, over 330 of the our hotels were equipped with smart robots. These AI-powered smart robots, which we co-developed with a third-party technology company, can travel the entire hotel to make deliveries of snacks, toiletries and other hotel amenities, greet guests and lead them to their rooms, improving both the hotel’s operating efficiency and guest experience.

AI assistant. Our intelligent AI assistant, which we co-developed with a well-known third-party intelligent speech and AI service provider, is the first AI assistant in China’s hotel industry. Embedded in our mobile apps, our intelligent AI assistant can engage in conversation with hotel guests and answer their queries, thereby enhancing guest experience.

Smart rooms. A number of other smart features of our hotel rooms also help enhance the quality of guests’ stay. For example, one of our AI initiatives, “Hello Huazhu,” also enables voice control of room facilities such as lights, TV, air-conditioning and window shades.

Complimentary Wi-Fi. We were one of the first in China to offer complimentary Wi-Fi to all hotel guests in 2013, according to Frost & Sullivan. This initiative has greatly contributed to the growth of our customer base and has become mainstream in the industry.

Leveraging China’s largest membership base, robust technology infrastructure and digital transformation capabilities across the entire customer lifecycle, we are able to provide our group- and hotel-level capabilities covering every key aspect of hotel operation to every new hotel in our network, and even third parties, in an efficient and cost-effective manner. In 2017, we launched our self-developed SaaS and IT offerings, H-WORLD, which can be sold as standardized or tailored SaaS and IT solutions catering to industry participants’ varying property management needs and requirements. These solutions provide other hotel groups, real estate companies and service apartment providers with core property operating capabilities efficiently and cost-effectively at both the group (such as CRM and CRS systems) and hotel (such as self-check-in/out) levels. We are the first and only hotel group worldwide that offers self-developed SaaS and IT solutions to other industry participants, according to Frost & Sullivan. To date, we have primarily offered tailored IT solutions to other hotel groups in China. As of June 30, 2020, H-WORLD had over 120 corporate customers.

PRIVACY AND DATA SECURITY

We place a strong emphasis on data security. We have established an information security committee, which focuses on ensuring the security of customer data and preventing data leakage by formulating policies and procedures and providing us with data protection related guidance. We also have a dedicated information security center equipped with personnel specialized in data security, compliance and risk management. This center is involved in key aspects of our business operations and provides other departments with professional data security and risk management services.

We have in place extensive policies, processes, network architecture, and software to protect customer data. Our major systems, including those regarding property management, customer relationship management, as well as our website and mobile apps, have passed the Level III information security protection assessment conducted by the China National Accreditation Service for Conformity Assessment. Our payment system has passed the payment card industry (“PCI”) data security standard (“DSS”) requirements and security assessment procedures assessment. In addition, we collaborate with renowned consulting companies to strengthen the infrastructure of our information technologies and systems and to ensure compliance with data protection laws and regulations in the EU and China, such as the EU’s GDPR (as complemented by the German Federal Data Protection Act).

We collect personal information of our guests customarily required for their hotel booking, check-ins and check-outs, including their names, ID numbers, mobile phone numbers and email addresses. All of the guests’ personal information is classified as the most confidential data in our data security system. We have implemented stringent protocols to keep these data strictly confidential. We generally prohibit the storage of these data on movable devices and, if storage on a movable device is necessary, we encrypt the data and require the designated staff to personally safeguard the device and remove the data from the device after the use. Access to these data must be for justifiable business purposes, requires approval from the data security officer of our information security center, head of the department where the data is generated, responsible officer of the data, and head of the department requesting for access to the data, and will be recorded in our system. Printing and copying of these data can only be done to the extent necessary and by the data’s responsible officer, and copies of the data must be returned to the department providing the data for destruction after the authorized use. Where the data are asked for by persons who are not our employees, (i) a guest’s own data will be provided to such guest and other than this, no data will be provided to any other individual, (ii) relevant data will be provided to a company that we have business cooperation with to the extent that such data disclosure has been consented to by the customers in advance, and only minimum necessary data will be provided to such company in accordance with applicable laws and regulations, and (iii) relevant data will be provided to competent governmental authorities to the extent required by them in accordance with applicable laws, regulations and procedures and after we confirm the authorization and the relevant officials’ identities and report to the relevant governmental authorities. Our manachised and franchised hotels use our operation systems to collect the guests’ data, and the data are then stored on our servers alone. Only authorized staff of our manachised and franchised hotels can read and record the data, and our systems keep records of their access to the data. We have also implemented measures restricting data access and prohibiting data exporting for those hotels. In addition, our information security center has issued an information security manual and staff information security guidelines for our staff and staff of our manachised and franchised hotels to follow.

We have a dedicated team of professionals who conduct regular security testing on our systems and address system errors and bugs; and a dedicated maintenance team for the maintenance of our systems, servers and databases. We also collaborate with renowned information security companies regarding 24/7 system monitoring, emergency response, and other expert consultation, to further strengthen our data security.

SALES AND MARKETING

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2019, approximately 85% of our room-nights were sold through our own sales channels and the remaining 15% of our room-nights through intermediaries.

We use our RMS and Cloud-PMS system to conduct pricing management for all of our hotels except for our franchised hotels. We review our hotel pricing regularly and adjust room rates as needed based on local market conditions and the specific location of each hotel, focusing mainly on three factors: (i) optimum occupancy rate of the hotel and our other hotels nearby, (ii) seasonal demand for the hotel and (iii) event-driven demand for the hotel.

A key component of our marketing efforts is the H Rewards, our loyalty program, which covers all of our brands. We believe the H Rewards loyalty program allows us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. As of December 31, 2019, our H Rewards had more than 153 million members, which was the largest hotel loyalty program in China according to Frost & Sullivan. In 2019, approximately 76% of our room-nights were sold to our H Rewards members, the highest percentage of room-nights sold to loyalty program members among top ten largest hotel groups globally in terms of room number as of December 31, 2019, according to Frost & Sullivan. Leveraging our technology infrastructure, we are able to optimize our internal operations at various levels to better serve our H Rewards members. As a result, our hotels have achieved exceptionally high customer satisfaction: according to the F&S Survey, 98.7% of the respondents would like to stay at our hotels again and 95.0% of the respondents would recommend our hotels to their friends.

We provide our H Rewards members and the general public with convenient, friendly and updated services through our Internet service system consisting of our website (www.huazhu.com), our mobile website (m.huazhu.com), our mobile apps for smart phones running iOS, Android or other systems, and our WeChat mini program. The system provides information and search services for our hotels, such as location, amenities and pricing, reservation services, online payment and online room selection functions, membership registration and management and member community services. H Rewards’ mobile application had approximately 53 million accumulated downloads as of June 30, 2020. As of December 31, 2019, H Rewards’ WeChat mini program had approximately 26 million users.

Members of the H Rewards are provided with discounts on room rates, free breakfasts (for gold and platinum members), more convenient check-out procedures and other benefits. H Rewards members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels. These points can be used to offset the room charges in our hotels, buy products in Hua Zhu mall, book transportations and tickets through our platform or be redeemed for various coupons. H Rewards is the first loyalty program in China that is able to offer its members convenient online selection of any hotel room of any floor from any hotel within its network, and is one of the first loyalty programs in China that offers its members the flexibility to pay for their rooms with a combination of cash and H Rewards points, according to Frost & Sullivan. Our members can top-up their individual account. We also have joint promotional programs with leading financial institutions and airlines to recruit new members for our loyalty program.

Our H Rewards loyalty program is capable of processing a massive amount of member behavioral data from various online and offline data sources in a short period of time and presenting a 360 degree profile for each member. H Rewards was the first loyalty program in China’s lodging industry to use the semantic technology to analyze member feedbacks across various online channels, according to Frost & Sullivan. It enables us to optimize our internal operations to offer personalized services and targeted promotions to meet the varying preferences and needs of H Rewards members and in turn further enhance our members’ loyalty.

The H Rewards includes five levels of membership: star, silver, rose gold, gold and platinum. Star membership is the entry level and can be obtained from online registration for free. We charge RMB49 as the one-time membership fee for the silver membership. The one-time membership fee for the gold membership is RMB120 to RMB219, based on the member’s existing level of membership. Individual members, who are employees of our corporate members and have lower membership level than their corporate membership card, can update their membership level to their corporate membership card level by binding their respective corporate membership cards. Rose gold membership is also available for employees of the corporate members of the H Rewards and can be obtained by binding their respective corporate membership cards. Memberships can be upgraded to the next level or renewed upon the satisfaction of certain conditions. H Rewards was previously known as HanTing Club and HuaZhu Club. As part of our plan of integrating Deutsche Hospitality, we also extended our H Rewards loyalty program to Deutsche Hospitality’s hotels in July 2020.

We have also established dedicated corporate-customer development teams, including our KA team and regional sales teams, covering various provinces and regions in China and have established business-to-business technology based direct system connections with many corporate customers, enabling the connection of the customers’ office automation systems with our central reservation system.

In addition, our marketing activities also include internet advertising, press and sponsored activities held jointly with our corporate partners and advertisements in travel and business magazines.

RESEARCH AND DEVELOPMENT

Our technology innovation and business modernization is driven by our significant investment in research and development (“R&D”) activities and personnel over the years.

We had an R&D team of 407 personnel as of March, 31 2020. Among these personnel, approximately 77.6% have a bachelor’s degree or above, and approximately 66.6% have at least five years’ of experience in the IT and technology industry. We also engage a small number of outsourced R&D personnel to supplement our R&D efforts on an as needed basis.

As our R&D efforts continue, our R&D expenses (including primarily staff costs, as well as capital expenditures related to purchase of IT equipment and software) increased from RMB79.8 million in 2017 to RMB101.4 million in 2018 and further to RMB174.2 million in 2019. Our R&D expenses were RMB6.9 million (US$1.0 million) in the three months ended March 31, 2020.

INTELLECTUAL PROPERTY

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights. In particular, we protect our intellectual properties, including trademarks for our brand names, primarily through the following measures: (i) we timely apply for registration of trademarks we use and a broad range of defensive trademarks for each of our brands in jurisdictions where we operate as well as in other targeted markets, (ii) we engage intellectual property service agencies to monitor third-party trademark applications and timely challenge their applications that could adversely affect our trademarks, and (iii) we continuously monitor third parties’ infringements of our intellectual property rights, including our brand names and trademarks, and file claims with market regulation authorities and bring intellectual property infringement lawsuits to protect our rights.

As of June 30, 2020, we registered 834 trademarks and logos with the China Trademark Office. The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. As of June 30, 2020, an additional 223 trademark applications were under review by the authorities. As of the same date, we also registered 758 trademarks and filed 272 trademark applications outside China. As of June 30, 2020, we received 13 patents; another 7 patents were applied and under review by relevant PRC authority. We also received copyright registration certificates for 120 software programs developed by us as of June 30, 2020. In addition, we registered 795 national and international top-level domain names, including www.huazhu.com, as of June 30, 2020. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others.

PROPERTIES

Our headquarters are located in Shanghai, China and occupy nearly 20,000 square meters of office space, about 1,500 square meters of which is owned by us and the rest is leased.

Property Valuation

D&P China (HK) Limited, an independent property valuer, has valued ten of our owned properties as at June 30, 2020. No single owned or leased property interest of our Group (which all form part of non-property activities) has a carrying amount of 15% or above of our total assets as of March 31, 2020. The carrying amount of the value of the most valuable single property interest is approximately RMB680 million, accounting for 1.1% of our total assets as of March 31, 2020.

Owned Properties

As of June 30, 2020, we owned a total of ten properties, with eight properties (including one property under construction) for hotel operations, and two properties (including one property under construction) for headquarters. The gross floor area of owned properties range from 1,572 square meters to 84,115 square meters. All our owned properties are located in the PRC.

Leased Properties

As of June 30, 2020, we had leased a total of 782 properties, with 758 properties for hotel operations and 24 properties for other uses, such as headquarters and office premises. The gross floor area of our leased properties range from approximately 15 square meters to 50,612 square meters. A small portion of these properties have been subleased to third parties mainly for ancillary services (such as convenient stores, retail shops, spa and wellness centers, and restaurants). Our leased properties are located primarily in Austria, Belgium, Germany, Hong Kong, Japan, Netherlands, the PRC, Singapore, Switzerland, Taiwan, Tunisia and United Arab Emirates.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

In the ordinary course of our business, we, our directors, management and employees may be subject to periodic legal or administrative proceedings. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, our directors, management and employees, we do not believe that any currently pending legal or administrative proceeding to which we, our directors, management or employees are a party will have a material adverse effect on our business or reputation.

In October 2018, a proposed class action complaint was filed with the United States District Court in the Central District of California against us and our management alleging violations of the U.S. securities laws in relation to a possible data breach in August 2018. This case was voluntarily dismissed by the plaintiffs on February 27, 2019.

As of September 2, 2020, we had some pending legal, administrative and arbitration proceedings, including property and equipment lease terminations and disputes, management agreement disputes, business acquisition and investment related disputes, construction contract disputes, insurance claim disputes and share transfer agreement disputes. As of March 31, 2020, our accrued contingencies that remained was RMB20 million (US$3 million).

CUSTOMERS AND SUPPLIERS

Our customers are primarily franchisees, corporate customers and guests at our hotels. For each of the years ended December 31, 2017, 2018 and 2019 and the three months ended March 31, 2020, our five largest customers in aggregate accounted for less than 30% of our net revenues.

Our suppliers are primarily lessors and vendors that provide hotel supplies such as food and beverages and bath products. For each of the years ended December 31, 2017, 2018 and 2019 and the three months ended March 31, 2020, our top five suppliers in aggregate accounted for less than 30% of our purchases.

EMPLOYEES

We had 13,525, 15,699, 18,352 and 27,174 employees as of December 31, 2017, 2018 and 2019 and March 31, 2020, respectively. As of March 31, 2020, a vast majority of our employees were based in the PRC, with the rest in Europe and other jurisdictions.

The following table sets out the breakdown of our full-time employees by function as of March 31, 2020:

Functions	Number of Employees
Hotel Management and Administration	6,985
Sales and Marketing	1,008
Hotel Services Staff	18,045
Information, Engineering and Technology	695
Finance and Audit	441
Total	27,174

We recruit staff according to our business needs through various methods, including using headhunters for senior management positions. We recruit our hotel managers externally, as well as foster and promote our staff to become hotel managers. In addition to on-the-job training, such as offered by our Huazhu University, we also provide our employees with internal mobility opportunities to work for other brands or in other cities. In accordance with PRC laws, we make social security and housing fund contributions for our employees in China. We also provide performance-based remuneration, bonus, share-based compensation, and other benefits to our employees. Some of our employees are represented by unions, with a variety of collective bargaining agreements in place. Generally, we consider the relationships between us and the unions that represent our employees to be respectful. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

HEALTH, OCCUPATIONAL SAFETY AND ENVIRONMENTAL IMPACT

Our operations are subject to regulation and periodic monitoring by local work safety authorities. If we fail to comply with present or future laws and regulations, we would be subject to fines, suspension of business or cessation of operations. As such, we emphasize occupational health and safety and have established work safety policies and procedures to ensure that our operations are in compliance with applicable safety laws and regulations. During the Track Record Period and up to September 2, 2020, none of our employees had been involved in any major workplace accident in the course of their employment, and we had not been subject to any material disciplinary actions with respect to labor protection issues. We are committed to reducing our environmental footprint through various energy saving initiatives. For example, some of our hotels use LED lights and are equipped with eco-friendly air source heat pump systems and solar energy systems. We also encourage customers staying for more than one night to reuse towels and bed sheets. In addition, we have established an online energy consumption management system to timely and accurately track our hotels’ energy consumption, including electricity, water and gas consumption. This system helps us monitor the consumption level and cost per room-night and detect abnormal energy usage patterns. By analyzing data collected by this system, we are able to come up with energy-saving solutions and improve the overall energy efficiency of our hotels. In order to improve product performance and reduce environmental impact, we have also been upgrading the disposable items used in our hotels (such as slippers, toothbrushes, combs and paper cups) to environmentally friendly ones.

We believe that our operations do not produce material industrial waste and have a relatively limited impact on the environment compared to companies that directly engage in production. During the Track Record Period and up to September 2, 2020, we were not subject to any administrative penalty for violating the applicable PRC or other environmental laws and regulations that are material to our Group.

COMPLIANCE WITH LAWS AND REGULATIONS

We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training to our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility. Our legal advisors are not aware of any non-compliance incidents of our major subsidiaries during the Track Record Period and up to September 2, 2020 that would, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations. As of September 2, 2020, our Major Subsidiaries had obtained all material licenses, approvals and permits necessary from competent regulatory authorities for our business operations in the jurisdictions in which we operate. We renew all such permits and licenses from time to time to comply with the relevant laws and regulations. As of September 2, 2020, we were not aware of any facts that will prevent us from renewing permits or licenses material to our Group.

RISK MANAGEMENT AND INTERNAL CONTROLS

We have adopted risk management and internal control policies and procedures designed to provide reasonable assurance for achieving our business objectives, including efficient operations, reliable financial reporting and compliance with applicable laws and regulations. Highlights of our risk management and internal control system include the following:

Board of Directors, Audit Committee and Internal Audit. Our board of directors and audit committee are responsible for our overall risk management and internal controls. We also maintain an internal control and internal audit department, which is responsible for reviewing the effectiveness of our internal controls and submits internal audit reports to our board of directors and audit committee annually. Our internal audit department, with the help of our business division managers, prepares and updates questionnaires for our various business departments to conduct self-assessment of internal control and risk management each year, and our internal audit department will follow up with the business personnel to timely rectify any deficiencies so identified.

Compliance advisor. We have appointed China Everbright Capital Limited as our compliance advisor upon the Listing to advise us on compliance with the Listing Rules.

Regulatory compliance. We have adopted and implemented various internal control and risk management policies, including insider trading, whistleblowing, related party transaction, anti-corruption, anti-money laundering and sanctions related policies, as well as code of business conduct and ethics. We provide regular training to our employees on these policies. We also engage outside counsel to provide training to our legal department and other senior personnel from time to time to keep them abreast of recent regulatory developments.

Licenses and approvals. We maintain policies to ensure that we and our hotels have required licenses and approvals in place. Our legal department reviews the licenses obtained before we open new hotels, and our internal control department conducts annual reviews to monitor the status and effectiveness of those licenses and approvals. We also regularly review and update all policies and measures related to licenses and approvals of hotel operations.

Data security. We have adopted measures to protect our customer data and other confidential information. In particular, we have established an information security committee to formulate data protection-related policies and procedures. We also have a dedicated information security center, a dedicated team of IT professionals and a dedicated maintenance team to carry out our data and system related risk management. In addition to other renowned information security companies, we have collaborated with consulting companies to ensure our compliance with the GDPR. We collect personal information of our guests customarily required for their hotel booking, check-ins and check-outs, and take strict measures to keep these data’s confidentiality.

Investment committee. We have established an investment committee consisting of our chairman and chief executive officer, chief financial officer, president, and our vice president in charge of our strategic investment and capital markets department. Our investment committee is responsible for reviewing and approving investment proposals made by our strategic investment and capital markets department, including issuances or disposals of equity or debt securities and investments in, joint ventures or alliances with, or acquisitions of other companies. Our legal department and outside counsel provide legal risk analysis and execution support for our investments.

We continually review the implementation of our risk management and internal control policies and procedures to enhance their effectiveness and sufficiency.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2019, 2018 and 2017 and as of December 31, 2019 and the three months ended March 31, 2020 and 2019 and as of March 31, 2020, including certain new disclosures made in connection with the Listing.

SPECIFIC FACTORS AFFECTING OUR RESULTS OF OPERATIONS

•                  The number of new leased and owned hotels under development. Generally, the operation of each leased and owned hotel goes through three stages: development, ramp-up and mature operations. During the development stage, our leased and owned hotels generate no revenue. In addition, we bear the pre-opening expenses for a substantial majority of our leased and owned hotels, which generally range from approximately RMB1.5 million to RMB20.0 million per hotel. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed. During periods when a large number of new leased and owned hotels are under development, the pre-opening expenses incurred may have a significant negative impact on our financial performance.

•                  The mix of mature and new leased and owned hotels, manachised hotels and franchised hotels. When a new hotel starts operation and goes through the ramp-up stage, the occupancy rate is relatively low and the room rate may be subject to discount. Revenues generated by these hotels are lower than those generated by mature hotels and may be insufficient to cover their operating costs, which are relatively fixed in nature and are similar to those of mature hotels. The lower profitability during the ramp-up stage for leased and owned hotels may have a significant negative impact on our financial performance. The length of the ramp-up stage may be affected by factors such as hotel size, seasonality and location. New hotels opened in lower-tier cities generally have longer ramp-up period. On average, it takes our hotels approximately six months to ramp up. We define mature leased and owned hotels as those that have been in operation for more than six months. Our mature leased and owned hotels have been and will continue to be the main contributor to our revenues in the foreseeable future.

Under the manachise and franchise models, we generate revenues from franchise and service fees we charge to each manachised and franchised hotel, while the franchisee bears substantially all the capital expenditures, pre-opening and operational expenses. The hotel operating costs relating to manachised hotels are mainly costs for hotel managers as we hire and send them to manachised hotels. An increasing proportion of manachised and franchised hotels in our hotel mix will allow us to benefit from the recurring cash inflows from franchise and service fees with minimal upfront costs and capital expenditures.

The following table sets forth the number of our hotels under development as of the dates indicated.

	As of December 31,			As of March 31,
	2017	2018	2019	2020
Economy hotels	266	279	826	1,128
Midscale to upscale hotels	430	826	1,436	1,206

The following table sets forth the numbers of our ramp-up hotels (hotels in operation for not more than six months) and mature hotels (hotels in operation for more than six months) as of the dates indicated.

	As of December,						As of March 31,
	2017		2018		2019		2020
	Ramp-up	Mature	Ramp-up	Mature	Ramp-up	Mature	Ramp-up	Mature
Economy hotels	194	2,780	142	2,750	656	2,829	578	3,426
Midscale to upscale hotels	138	634	330	1,008	539	1,594	335	1,614

Key Performance Indicators

We utilize a set of non-financial and financial key performance indicators which our senior management reviews frequently. The review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to react promptly to changing customer demands and market conditions.

Non-financial Key Performance Indicators

Our total number of hotels in operation increased from 5,618 as of December 31, 2019 to 5,953 as of March 31, 2020 (including hotels under Deutsche Hospitality).

Due to the impact of COVID-19, we had a large number of hotels in China temporarily closed in the first quarter of 2020. The number of these temporarily-closed hotels declined from the peak of over 2,000 hotels in February 2020 to 369 hotels as of March 31, 2020 (out of a total of 5,838 hotels as of the same date), all of which were in China. During this quarter, Chinese governmental authorities also requisitioned a total of 610 of our hotels (including approximately two million room-nights, approximately 12% of which were from our leased hotels) in various locations and during different periods for the accommodation of medical support workers and for quarantine purposes in relation to COVID-19. As of March 31, 2020, we still had 374 hotels under governmental requisition in China. As a result, as of March 31, 2020, excluding hotels under governmental requisition or temporarily closed, the total room-nights available for sale was 40.3 million for our Group other than Deutsche Hospitality, or legacy Huazhu.

As COVID-19 spread globally, the hotel operations of Deutsche Hospitality in Europe have also been adversely affected since early March 2020. Local governments in Europe imposed travel restrictions and lockdowns to contain the spread of COVID-19, and as a result, a number of our Deutsche Hospitality hotels were temporarily closed. As of March 31, 2020, 85 of the 115 hotels of Deutsche Hospitality were temporarily closed. As a result, as of March 31, 2020, excluding hotels temporarily closed, the total room-nights available for sale was 1.9 million for Deutsche Hospitality, or legacy DH.

The following table sets forth various measures of changes in the total number of hotels and hotel rooms (excluding room-nights of hotels under governmental requisition or temporarily closed) as of the dates indicated.

	As of March 31, 2020
	Legacy Huazhu(1)	Legacy DH(2)
Total hotels in operation	5,838	115
Leased and owned hotels	689	67
Manachised hotels	4,793	27
Franchised hotels	356	21
Total hotel rooms in operation	552,362	23,126
Leased and owned hotels	88,355	12,327
Manachised hotels	437,219	5,709
Franchised hotels	26,788	5,090
Total hotel room-nights available for sale	40,311,390	1,890,071
Leased and owned hotels	7,410,073	1,048,451
Manachised hotels	30,995,965	458,600
Franchised hotels	1,905,352	383,020
Number of cities	446	78

(1)                                 Legacy Huazhu in this current report on Form 6-K refers to our Group excluding our newly acquired Deutsche Hospitality.

(2)                                 Legacy DH in this current report on Form 6-K refers to Deutsche Hospitality.

RevPAR. RevPAR is a commonly used operating measure in the lodging industry and is defined as the product of average occupancy rates and average daily room rates achieved. Occupancy rates of our hotels mainly depend on the locations of our hotels, product and service offering, the effectiveness of our sales and brand promotion efforts, our ability to effectively manage hotel reservations, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure. From year to year, occupancy of our portfolio may fluctuate as a result of changes in the mix of our mature and ramp-up hotels, as well as special events such as the Shanghai Expo in 2010 and public health events such as COVID-19. We set the room rates of our hotels primarily based on the location of a hotel, room rates charged by our competitors within the same locality, and our relative brand and product strength in the city or city cluster. From year to year, average daily room rates of our portfolio may change due to our yield management practice, city mix changes and special events such as the Shanghai Expo in 2010 and public health events such as COVID-19.

The following table sets forth our RevPAR, average daily room rate and occupancy rate for legacy Huazhu’s leased and owned hotels as well as manachised and franchised hotels for the periods indicated.

	Three Months Ended March 31,
	2019	2020
		(Excluding hotels under requisition)	(Excluding hotels under governmental requisition or temporarily closed)
RevPAR(1) (in RMB)
Leased and owned hotels	216	85	92
Manachised hotels	169	73	88
Franchised hotels	162	59	75
All hotels in operation	178	75	88
Average daily room rate(1) (in RMB)
Leased and owned hotels	258	211	211
Manachised hotels	210	184	184
Franchised hotels	237	191	193
All hotels in operation	221	189	189
Occupancy rate (as a percentage)
Leased and owned hotels	84	40	44
Manachised hotels	81	40	48
Franchised hotels	69	31	39
All hotels in operation	81	40	47
Weight of hotel room-nights available for sale contributed by leased and owned hotels less than six months (as a percentage)(2)	5	4	4

(1)                                 The RevPAR and average daily room rates for legacy Huazhu are based on the tax-inclusive room rates.

(2)                                 Represents (i) the aggregate of monthly hotel room-nights available for sale in a given period of leased and owned hotels, which had been in operation for less than six months, divided by (ii) the aggregate of monthly total hotel room-nights available for sale in that given period.

RevPAR may change from period to period due to (i) the change in the mix of our leased and owned hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR.

The RevPAR for all hotels in operation of legacy Huazhu (excluding hotels under governmental requisition or temporarily closed) in the three months ended March 31, 2020 was lower than the RevPAR for all of our hotels in operation in the same period of 2019, primarily due to the outbreak of COVID-19 and the Chinese government’s measures to contain its spread, which resulted in lower occupancy rates and average daily room rates of our hotels. The RevPAR for all hotels in operation in 2019 was slightly higher than that in 2018, mainly attributable to the increase in the proportion of our midscale and upscale hotels. The RevPAR for all hotels in operation in 2018 was higher than that in 2017, mainly as a result of the upgrade of Hanting 2.0 and the growing demand for our midscale hotels.

The following table sets forth the RevPAR, average daily room rate and occupancy rate for the leased hotels as well as manachised and franchised hotels of legacy DH (excluding hotels temporarily closed) for the periods indicated.

	Three Months Ended March 31,
	2019	2020
RevPAR(1) (in EUR)
Leased hotels	67	51
Manachised hotels	48	37
Franchised hotels	49	44
All hotels in operation	59	46
Average daily room rate(1) (in EUR)
Leased hotels	104	97
Manachised hotels	84	81
Franchised hotels	82	78
All hotels in operation	95	89
Occupancy rate (as a percentage)
Leased hotels	65	53
Manachised hotels	57	45
Franchised hotels	60	56
All hotels in operation	62	52

(1) The RevPAR and average daily room rates for legacy DH are based on the tax-exclusive room rates.

The RevPAR for all hotels in operation of legacy DH (excluding hotels temporarily closed) in the three months ended March 31, 2020 was lower than that in the same period of 2019, primarily due to the outbreak of COVID-19 in Europe and the relevant governments’ measures to contain its spread.

The seasonality of our business may cause fluctuations in our quarterly RevPAR. We typically have the lowest RevPAR in the first quarter due to reduced travel activities in winter and during the Spring Festival holidays, and the highest RevPAR in the third quarter due to increased travel during summer, though this may not be true for this year given the COVID-19 impact. National and regional special events that attract large numbers of people to travel may also cause fluctuations in our RevPAR.

The following table sets forth the quarterly RevPAR of legacy Huazhu’s hotels for the periods indicated.

	Three Months Ended March 31, 2020
	(Excluding hotels under requisition)	(Excluding hotels under governmental requisition or temporarily closed)
RevPAR(1) (in RMB)
Leased and owned hotels	85	92
Manachised hotels	73	88
Franchised hotels	59	75
Total hotels in operation	75	88

The following table sets forth the quarterly RevPAR of the hotels operated by legacy DH (excluding hotels temporarily closed) for the periods indicated.

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020
RevPAR (in EUR)
Leased hotels	67	76	51
Manachised hotels	48	59	37
Franchised hotels	49	55	44
Total hotels in operation	59	67	46

Same-hotel RevPAR change. Our overall RevPAR trend does not reflect the trend of a stable and mature portfolio, because it may fluctuate when city mix and mix of mature and ramp-up hotels change. We track same-hotel year-over-year RevPAR change for legacy Huazhu’s hotels in operation for at least 18 months to monitor the RevPAR trend for our mature hotels on a comparable basis. The following table sets forth our same-hotel RevPAR for hotels in operation of legacy Huazhu (excluding hotels under governmental requisition or temporarily closed) for at least 18 months for the periods indicated.

Three Months Ended March 31, 2020
Number of hotels in operation for at least 18 months	3,271
RevPAR (RMB)	87
Same-hotel RevPAR change (as a percentage)(1)	(52.8)

(1)                           In calculating the same-hotel RevPAR change (as a percentage) of our mature hotels in a specified period, which are hotels in operation for at least 18 months as at the beginning of one of the months within this period, the average RevPAR of these hotels in the months in which they are mature hotels within this period is compared with the average RevPAR of these same hotels in the corresponding months of the prior year.

Financial Key Performance Indicators

Our financial key performance indicators consist of (i) revenues, (ii) operating costs and expenses, (iii) adjusted net income (loss) (non-GAAP), EBITDA (non-GAAP) and Adjusted EBITDA (non-GAAP), and (iv) net cash provided by operating activities. Revenues. We primarily derive our revenues from operations of our leased and owned hotels and franchise and service fees from our manachised and franchised hotels. The following table sets forth the revenues generated by our leased and owned as well as manachised and franchised hotels and other revenues, each in absolute amount and as a percentage of total revenues for the periods indicated.

	Three Months Ended March 31,
	2019		2020
	(In millions of RMB)%		(In millions of RMB)	(In millions of US$)%
	(Unaudited)
Revenues:
Leased and owned hotels	1,706	71.5	1,516	214	75.3
Manachised and franchised hotels	663	27.8	465	66	23.3
Others	18	0.7	32	4	1.4
Net revenues	2,387	100.0	2,013	284	100.0

•                  Leased and Owned Hotels. In the three months ended March 31, 2020, we generated revenue of RMB1,516 million (US$214 million) from our leased and owned hotels, which accounted for 75.3% of our net revenues for this period. We expect that revenue from our leased and owned hotels will continue to constitute a majority of our net revenues in the foreseeable future. As of March 31, 2020, we had 63 leased and owned hotels under development.

Our typical lease term ranges from ten to 30 years. For a substantial majority of our hotels, we typically enjoy an initial two- to six-month rent-free period. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed. We generally pay fixed rent on a monthly, quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years or, for Deutsche Hospitality’s hotels, generally annual adjustments based on consumer price index levels.

•                  Manachised and Franchised Hotels. In the three months ended March 31, 2020, we generated revenue of RMB465 million (US$66 million) from our manachised and franchised hotels, which accounted for 23.3% of our net revenues for this period. We expect that revenue from our manachised and franchised hotels will increase in the foreseeable future as we add more manachised and franchised hotels in our hotel group. We also expect the number of our manachised and franchised hotels as a percentage of the total number of hotels in our network to increase. As of March 31, 2020, we had 2,312 manachised and franchised hotels under development.

o                 Manachised Hotels.

We collect fees from our franchisees and do not bear the loss incurred or otherwise share any profit realized by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for manachised hotels typically run for an initial term of eight to ten years, and for our hotels under Deutsche Hospitality, 15 to 20 years.

For our manachised hotels under legacy Huazhu, our franchisees are generally required to pay us an upfront franchise fee typically ranging between RMB80,000 and RMB500,000 per hotel. In general, we charge a monthly franchise fee of approximately 3% to 6.5% of the gross revenues generated by each manachised hotel. We also collect from franchisees a reservation fee (typically 8% of the room rates, subject to a cap equal to 3.5% of the hotel’s gross revenue) for using our central reservation system and a membership registration fee (typically ranging from RMB15 to RMB135 per member depending on the membership level) for customers who join our H Rewards loyalty program at the manachised hotels. In addition, we charge system maintenance and support fees and other IT service fees from our franchisees for sharing our technology infrastructure with our manachised hotels. For example, we charge our franchisees typically RMB2,500-RMB3,500 per month for sharing our “Easy” series digital system with a manachised hotel. Furthermore, we employ and appoint hotel managers for the manachised hotels and charge the franchisees a monthly management service fee depending on the brand and city tier of the manachised hotel; for example, this fee typically ranges from RMB8,000 to RMB20,000 for our economy brand manachised hotels.

For our manachised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a management fee consisting of a base fee of 0.5% to 3.5% of the hotel’s turnover and an incentive fee of 6% to 10% of the hotel’s adjusted gross operating profit. Deutsche Hospitality participates in the distribution of the manachised hotel’s profit after the franchisee’s guaranteed return in rare cases, and charges a marketing fee of 1.0% to 5.0% of the turnover for a few manachised hotels. General manager compensation of a manachised hotel, including salaries, social security contribution, and various benefits and bonuses, is borne by the manachised hotel. For some manachised hotels outside Germany, Deutsche Hospitality further charges a license fee of approximately 0.5% to 1% of the hotel’s turnover.. We are gradually adapting the terms of Deutsche Hospitality’s franchise and management agreements to be similar to those of our other manachised hotels.

o                 Franchised Hotels. Our franchise agreements for our franchised hotels typically run for an initial term of eight to ten years, and for our hotels under Deutsche Hospitality, 10 to 15 years.

For our franchised hotels under legacy Huazhu, we charge our franchised hotels fees on generally the same terms as our manachised hotels, except that we do not appoint hotel managers to our franchised hotels and thus do not charge these hotels a monthly management service fee.

For our franchised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a franchise fee of approximately 0.5% to 4.0% of the hotel’s gross room revenue turnover. Some hotels outside Germany are charged a fixed franchise fee ranging from EUR4,000 to EUR100,000 per year. Most franchised hotels are also charged a central service fee (or marketing fee in older contracts) of approximately 0.5% to 2.5% of the hotel’s gross room revenue or turnover and a license fee of 1.0% to 5.0% of the hotel’s turnover.. We are gradually adapting the terms of Deutsche Hospitality’s franchise agreements to be similar to those of our other franchised hotels.

•                  Other Revenues. Other revenues of RMB32 million (US$4 million) in the three months ended March 31, 2020 represented revenues generated from services other than the operation of hotel businesses, which mainly included revenues from the provision of IT products and services to hotels and revenues from Hua Zhu mall.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for hotel operation, other operating cost, selling and marketing expenses, general and administrative expenses and pre-opening expenses. To mitigate the impact of COVID-19, we have taken measures to improve our cost structure, including negotiating with landlords to reduce or delay rental payments, streamlining our hotel staff, work shift sharing, temporary furlough of staff, and reducing or eliminating discretionary spending and capital expenditures. The effect of these measures was not fully reflected in our results for the first quarter of 2020 and takes time to realize. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Three Months Ended March 31,
	2019		2020
	(In millions of RMB)%		(In millions of RMB)	(In millions of US$)%
	(Unaudited)
Net revenues	2,387	100.0	2,013	284	100.0
Operating costs and expenses
Hotel operating costs:
Rents	651	27.3	866	122	43.0
Utilities	129	5.4	132	19	6.6
Personnel costs	446	18.7	643	91	31.9
Depreciation and amortization	223	9.3	311	44	15.4
Consumables, food and beverage	174	7.3	191	27	9.5
Others	112	4.7	234	33	11.7
Total hotel operating costs	1,735	72.7	2,377	336	118.1
Other operating costs	7	0.3	8	1	0.4
Selling and marketing expenses	77	3.2	146	21	7.2
General and administrative expenses	206	8.6	316	45	15.7
Pre-opening expenses	104	4.4	111	16	5.5
Total operating costs and expenses	2,129	89.2	2,958	419	146.9

•                  General and Administrative Expenses. We expect that our general and administrative expenses will increase as we hire additional personnel and incur additional costs in connection with the expansion of our business.

Our pre-opening expenses are largely determined by the number of pre-opening hotels in the pipeline and the rental fees incurred during the development stage. Landlords typically offer a two- to six-month rent-free period at the beginning of the lease. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed.

Nevertheless, rental is booked during this period on a straight-line basis. Therefore, a portion of pre-opening expenses is non-cash rental expenses. The following table sets forth the components of our pre-opening expenses for the periods indicated.

	Three Months Ended March 31,
	2019	2020
	(In millions of RMB)		(In millions of US$)
	(Unaudited)
Rents	97	99	14
Personnel cost	3	4	0.6
Others	4	8	1
Total pre-opening expenses	104	111	16

Our hotel operating costs, selling and marketing expenses and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below.

	Three Months Ended March 31,
	2019		2020
	(In millions of RMB)%		(In millions of RMB)	(In millions of US$)%
	(Unaudited)
Hotel operating costs	8	30.8	10	1	34.5
Selling and marketing expenses	1	3.8	1	0	3.4
General and administrative expenses	17	65.4	18	3	62.1
Total share-based compensation expenses	26	100.0	29	4	100.0

We did not grant any options to purchase our Shares in the three months ended March 31, 2020. We granted 232,286 shares of restricted stock in the three months ended March 31, 2020, respectively.

Non-GAAP Financial Data—EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) Attributable to Our Company. We use earnings before interest income, interest expense, income tax expense (benefit) and depreciation and amortization, or EBITDA, a non-GAAP financial measure, to assess our results of operations before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We also use Adjusted EBITDA, another non-GAAP measure, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. In addition, we use adjusted net income attributable to our Company excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, a non-GAAP financial measure. We present Adjusted EBITDA and adjusted net income (loss) attributable to our Company because they are used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA and adjusted net income (loss) attributable to our Company provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The following tables present certain unaudited financial data and selected operating data for the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2017	2018	2019	2019	2020
	(In millions of RMB)					(In millions of US$)
Non-GAAP Financial Data
Adjusted net income (loss) attributable to our Company (Non-GAAP)(1)	1,259	1,713	1,563	222	(1,103)	(155)
EBITDA(2)	2,348	2,272	3,555	412	(1,736)	(245)
Adjusted EBITDA(2)	2,379	3,269	3,349	528	(704)	(99)

(1)                           We believe that adjusted net income (loss) attributable to our Company provides meaningful supplemental information regarding our performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of our operating performance. We believe that both management and investors benefit from referring to adjusted net income (loss) attributable to our Company in assessing our performance and when planning and forecasting future periods. Adjusted net income (loss) attributable to our Company also facilitates management’s internal comparisons to our historical performance. We believe that adjusted net income (loss) attributable to our Company is also useful to investors as it allows for greater transparency with respect to supplemental information used regularly by our management in financial and operational decision-making. A limitation of using adjusted net income (loss) attributable to our Company excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from adjusted net income (loss) attributable to our Company.

We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Our calculation of EBITDA, Adjusted EBITDA and adjusted net income (loss) attributable to our Company does not deduct foreign exchange loss of RMB18 million, RMB144 million, RMB35 million and RMB58 million (US$8 million) in 2017, 2018, 2019 and the three months ended March 31, 2020, respectively. The presentation of EBITDA, Adjusted EBITDA and adjusted net income (loss) attributable to our Company should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA, Adjusted EBITDA and adjusted net income (loss) attributable to our Company has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest income and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA or adjusted net income (loss) attributable to our Company. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA and Adjusted EBITDA do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, unrealized gains (losses) from fair value changes of equity securities, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms EBITDA, Adjusted EBITDA and adjusted net income (loss) attributable to our Company are not defined under U.S. GAAP, and none of EBITDA, Adjusted EBITDA or adjusted net income (loss) attributable to our Company is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA, Adjusted EBITDA and adjusted net income (loss) attributable to our Company may not be comparable to EBITDA, Adjusted EBITDA, adjusted net income (loss) or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA, Adjusted EBITDA or adjusted net income (loss) in the same manner as we do.

A reconciliation of adjusted net income to net income, which is the most directly comparable U.S. GAAP measure, is provided below.

	Year Ended December 31,			Three Months Ended March 31,
	2017	2018	2019	2019	2020
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Net income (loss) attributable to our Company	1,228	716	1,769	106	(2,135)	(301)
Share-based compensation expenses	66	83	110	26	29	4
Unrealized (gains) losses from fair value changes of equity securities	(36)	914	(316)	90	1,003	142
Adjusted net income (loss) attributable to our Company (Non-GAAP)	1,259	1,713	1,563	222	(1,103)	(155)

A reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below.

	Three Months Ended March 31,
	2019	2020
	(In millions of RMB)		(In millions of US$)
	(Unaudited)
Net income (loss) attributable to our Company	106	(2,135)	(301)
Interest income	(33)	(29)	(4)
Interest expense	77	137	19
Income tax expense (benefit)	31	(30)	(4)
Depreciation and amortization	231	321	45
EBITDA (Non-GAAP)	412	(1,736)	(245)
Share-based compensation expenses	26	29	4
Unrealized (gains) losses from fair value changes of equity securities	90	1,003	142
Adjusted EBITDA (Non-GAAP)	528	(704)	(99)

Net Cash Provided by (Used in) Operating Activities. Primarily due to the impact of COVID-19, we had net cash used in operating activities of RMB1,346 million (US$190 million) in the three months ended March 31, 2020, compared to net cash provided by operating activities of RMB147 million in the same period of 2019. The year-over-year increase from 2017 to 2019 was mainly due to the expansion of our hotel network. We expect that our net cash provided by operating activities will increase as we further expand our hotel network after the negative impact of COVID-19 gradually diminishes.

CRITICAL ACCOUNTING POLICIES

Impairment of Long-Lived Assets

We evaluate our long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss equal to the difference between the carrying amount and fair value of these assets.

We determined fair value of the property and equipment based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. We determined fair value of indefinite-lived intangible assets based on relief-from-royalty method.

We performed a recoverability test of our long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the property and equipment exceed the future undiscounted net cash flows and recognized an impairment loss of RMB169 million, RMB35 million, RMB3 million and nil during the years ended December 31, 2017, 2018, 2019 and the three months ended March 31, 2019, respectively.

As a result of the current economic environment due to COVID-19, we performed procedures to assess the recoverability of the net book value of property and equipment, right-of-use assets, and definite-lived intangible assets and recognized RMB10 million in impairment loss related to right-of-use assets, which were part of our long-lived assets, for the three months ended March 31, 2020.

However, the extent, magnitude and duration of COVID-19 may change the assumptions and estimates used in the indefinite life intangible assets valuation, which could result in future impairment charges. On March 31, 2020, the estimated fair value of our intangible assets with indefinite useful lives exceeded their carrying value by approximately RMB3,634 million. A 5% increase in the discount rate or decrease in forecast of future revenues or operating margin or royalty saving rate could reduce the fair value of our indefinite life intangible assets identified in our acquisition of Deutsche Hospitality below its carrying value, which could result in future impairment charges of up to RMB229 million, nil, nil and RMB155 million, respectively.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Before the adoption of ASU No. 2017-04, Intangibles-Goodwill and Other, we performed a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit is identified as an operating segment or one level below an operating segment (also known as a component) for which discrete financial information is available and is regularly reviewed by the segment manager. All the acquired business has been migrated to our business, and our management regularly reviews operation data including industrial metrics of revenue per available room, occupancy rate, and number of hotels by scale/brand, rather than discrete financial information for the purpose of performance evaluation and resource allocation at brand level. We concluded that we had only one reporting unit, and therefore the goodwill impairment testing was performed on consolidation level. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. We adopted ASU No. 2017-04, Intangibles-Goodwill and Other on January 1, 2020, which requires a one-step impairment test in which an entity compares the fair value of a reporting unit with its carrying amount and recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. Upon the acquisition of Deutsche Hospitality, we have concluded that there are two reporting units, which are legacy Huazhu and legacy DH since the segment managers regularly review discrete financial information for legacy Huazhu and legacy DH separately. The goodwill impairment testing was performed at each reporting unit level. If the carrying amount of a reporting unit exceeds its fair value, an impairment amounts to that excess should be recognized in general and administrative expenses.

We determined fair value of the equity value based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Our management performs an annual goodwill impairment test on November 30. We had not recognized any goodwill impairment for the years ended December 31, 2017, 2018 and 2019. Given the impact that the COVID-19 pandemic is having on the hospitality industry, we concluded that indicators of impairment existed at March 31, 2020. We updated previous assumptions based on the current economic environment, which is subject to inherent risk and uncertainty due to the stay-in-place measures enacted as a result of the COVID-19 pandemic, consumer confidence levels, and the ongoing impact of the COVID-19 pandemic on the hospitality industry. We concluded that the goodwill was not impaired at March 31, 2020 as the fair values of our two reporting units were not less than their carrying values based on our management’s projection of revenues, gross margin, operating costs and cash flows considering planned business and operational strategies over a long-term planning horizon of eight to 10 years along with a terminal value calculated based on discounted cash flows. On March 31, 2020, the estimated fair value of the legacy Huazhu reporting unit substantially exceeded its carrying value. For the goodwill of legacy DH, the estimated fair value of the reporting unit exceeded its carrying value by approximately RMB79 million. However, the extent, magnitude and duration of COVID-19 may change the assumptions and estimates used in the goodwill valuation, which could result in future impairment charges. On March 31, 2020, a 5% decline in the underlying discounted cash flow or increase in the discount rates could result in future goodwill impairment charges of approximately RMB218 million and RMB337 million, respectively.

Revenue Recognition

Our revenues are primarily derived from products and services in leased and owned hotels, contracts of manachised and franchised hotels with third-party franchisees as well as activities other than the operation of hotel businesses.

Leased and owned hotel revenues

Leased and owned hotel revenues are primarily derived from the rental of rooms, food and beverage sales and other ancillary goods and services, including but not limited to souvenir, laundry, parking and conference reservation. Each of these products and services represents an individual performance obligation and, in exchange for these services, we receive fixed amounts based on published rates or negotiated contracts. Payment is due in full at the time when the services are rendered or the goods are provided. Room rental revenue is recognized on a daily basis when rooms are occupied. Food and beverage revenue and other goods and services revenue are recognized when they have been delivered or rendered to the guests as the respective performance obligations are satisfied.

Manachised and franchised hotel revenues

The manachised and franchised agreement contains the following promised services:

•                                    Intellectual property licenses grant the right to access our hotel system intellectual property, including brand names.

•                                    Pre-opening services include providing services (for example, install IT information system and provide access to purchase platform, help to obtain operational qualification, and help to recruit and train employees) to the franchisees to assist in preparing for the hotel opening.

•                                    System maintenance services include providing standardization hotel property management system (PMS), central reservation system (CRS) and other internet related services.

•                                    Hotel management services include providing day-to-day management services of the hotels for the franchisees.

The promises to provide pre-opening services and system maintenance services are not distinct performance obligations because they are attendant to the license of intellectual property. Therefore, the promises to provide pre-opening services and system maintenance services are combined with the license of intellectual property to form a single performance obligation. Hotel management services form a single distinct performance obligation.

Manachised and franchised hotel revenues are derived from franchise agreements where the franchisees are primarily required to pay (i) an initial one-time franchise fee, and (ii) continuing franchise fees, which mainly consist of (a) on-going management and franchise service fees, (b) central reservation system usage fees, system maintenance and support fees and (c) reimbursements for hotel manager fees.

Initial one-time franchise fees are typically fixed and collected upfront and are recognized as revenue over the term of the franchise contract. We do not consider this advance consideration to include a significant financing component, since it is used to protect us from a franchisee failing to adequately complete some or all of its obligations under the contract.

On-going management and franchise service fees are generally calculated as a certain percentage of the room revenues of the franchised hotel. Generally, management and franchise service fees are due and payable on a monthly basis as services are provided and revenue is recognized over time as services are rendered.

Central reservation system usage fees, other system maintenance and support fees are typically billed and collected monthly along with base management and franchise fees, and revenue is generally recognized as services are provided.

Reimbursements for hotel manager fees, which cover the manachised hotel managers’ payroll, social welfare benefits and certain other out-of-pocket expenses that we incur on behalf of the manachised hotels. The reimbursements are recognized over time within revenues for the reimbursement of costs incurred on behalf of manachised hotels.

The above policies are only applicable to legacy Huazhu. For manachised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality on-going management fees consisting of a base fee of 0.5% to 3.5% of the hotel’s turnover and an incentive fee of 6% to 10% of the hotel’s adjusted gross operating profit. Deutsche Hospitality participates in the distribution of the manachised hotel’s profit after the franchisee’s guaranteed return in rare cases, and charges a marketing fee of 1.0% to 5.0% of the turnover for a few manachised hotels. General manager compensation of a manachised hotel, including salaries, social security contribution, and various benefits and bonuses, is typically approximately EUR1.2 million per year and borne by the manachised hotel. For some manachised hotels outside Germany, Deutsche Hospitality further charges a license fee of approximately 0.5% to 1% of the hotel’s turnover. For franchised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a franchise fee of approximately 0.5% to 4.0% of the hotel’s gross room revenue or turnover. Some hotels outside Germany are charged a fixed franchise fee ranging from EUR4,000 to EUR100,000 per year. Most franchised hotels are also charged a central service fee (or marketing fee in older contracts) of approximately 0.5% to 2.5% of the hotel’s gross room revenue or turnover and a license fee of 1.0% to 5.0% of the hotel’s turnover. We are gradually adapting the terms of Deutsche Hospitality’s franchise and management agreements to be similar to those of our hotels under legacy Huazhu.

Following the COVID-19 outbreak in January 2020, we offered one-time reduction on continuing franchise fees of approximately RMB70 million for the three months ended March 31, 2020 to help franchisees meet their short-term working capital needs. There is no change to the scope of services or other terms of the agreements. Previously recognized revenue on the original contract was not adjusted.

Other revenues

Our other revenues are derived from activities other than the operation of hotel businesses, which mainly include revenues from Hua Zhu mall and the provision of IT products and services to hotels. Revenues from Hua Zhu mall are commissions charged from suppliers for goods sold through the platform and are recognized upon delivery of goods to end customers when its suppliers’ obligation is fulfilled. Revenues from IT products are recognized when goods are delivered and revenues from IT services are recognized when services are rendered.

Loyalty Program

Under the loyalty program we administer, members earn loyalty points that can be redeemed for future products and services. Points earned by loyalty program members represent a material right to free or discounted goods or services in the future. The loyalty program has one performance obligation that consists of marketing and managing the program and arranging for award redemptions by members. We are responsible for arranging for the redemption of points, but we do not directly fulfill the redemption obligation except at leased and owned hotels. Therefore, we are the agent with respect to this performance obligation for manachised and franchised hotels, and are the principal with respect to leased and owned hotels.

For leased and owned hotels, a portion of the leased and owned revenues is deferred until a member redeems points. The amount of revenue we recognize upon point redemption is impacted by the estimate of the “breakage” for points that members will never redeem in our owned and leased hotels.

For manachised and franchised hotels, the portion of revenue deferred by manachised and franchised hotels are collected by us which will be refunded upon redemption of points at manachised and franchised hotels. The estimated breakage for points earned in manachised and franchised hotels are recognized as manachised and franchised revenue for each period. We estimate breakage based on our historical experience and expectations of future member behavior and will true up the estimated breakage at the end of each period.

The above policies are only applicable to legacy Huazhu. The loyalty program initiated by Deutsche Hospitality has the same rights, nature and redeemable approaches as legacy Huazhu, and therefore the accounting treatment is the same. As of March 31, 2020, the contract liabilities related to Deutsche Hospitality were immaterial and the existing loyalty program of Deutsche Hospitality was in the progress of being migrated to that of legacy Huazhu.

Membership fees from our customer loyalty program are all from legacy Huazhu, which are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels and also applicable to legacy Huazhu only. Such duration is estimated based on our and our management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be two to five years which reflects the expected membership retention.

Leases

As a lessee

Before January 1, 2019, we adopted the ASC 840, Leases and each lease is classified at the inception date as either a capital lease or an operating lease. All of our leases were classified under ASC Topic 840 as operating leases while there are both capital lease and operating lease under legacy DH. Our reporting for periods prior to January 1, 2019 continued to be reported in accordance with Leases ASC 840. We elected the practical expedients under ASU 2016-02 which includes the use of hindsight in determining the lease term and the practical expedient package to not reassess whether any expired or existing contracts are or contain leases, to not reassess the classification of any expired or existing leases, and to not reassess initial direct costs for any existing leases.

In evaluating whether an agreement constitutes a lease upon adoption of the new lease accounting standard ASC 842, we review the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. We categorize leases with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease.

We recognize a lease liability for future fixed lease payments and variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date and a ROU asset representing the right to use the underlying asset for the lease term. Lease liabilities are recognized at commencement date based on the present value of fixed lease payments and variable lease payments that depend on an index or a rate (initially measured using the index or rate as at the commencement date) over the lease term using the rate implicit in the lease, if available, or our incremental borrowing rate. As our leases do not provide an implicit borrowing rate, we use an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. Upon adoption of ASU 2016-02, we elected to use the remaining lease term as of January 1, 2019 in our estimation of the applicable discount rate for leases that were in place at adoption. For the initial measurement of the lease liabilities for leases commencing after January 1, 2019, we use the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities of operating lease liabilities and finance lease liabilities are classified as operating lease liabilities, current and finance lease liabilities, current, respectively, in our consolidated balance sheets. Long-term portions of operating lease liabilities and finance lease liabilities are classified as operating lease liabilities, non-current and finance lease liabilities, non-current, respectively, in our consolidated balance sheets. Most leases have initial terms ranging from 10 to 20 years for legacy Huazhu, and from 20 to 25 years for legacy DH. The lease term includes lessee options to extend the lease and periods occurring after a lessee early termination option, only to the extent it is reasonably certain that we will exercise such extension options and not exercise such early termination options, respectively. Our lease agreements may include non-lease components, mainly common area maintenance, which are combined with the lease components as we elect to account for these components as a single lease component, as permitted. We elected the practical expedient of not separating land components outside PRC from leases of specified property, plant, and equipment at the ASC 842 transition date. Besides, our lease payments are generally fixed and certain agreements contain variable lease payments based on the operating performance of the leased property and the changes in an index of consumer price index (“CPI”). All the lease agreements with variable lease payments based on the changes in CPI are held by legacy DH. For operating leases, we recognize lease expense on a straight-line basis over the lease term and variable lease payments that depend on an index or a rate are initially measured using the index or rate at the commencement date, and recognize otherwise variable lease payments in the period in which the obligation for those payments is incurred. The operating lease expense is recognized as hotel operating costs, general and administrative expenses and pre-opening expenses in the consolidated statements of comprehensive income. For finance lease, lease expense is generally front-loaded as the finance lease ROU asset is depreciated on a straight-line basis over the shorter of the lease term or useful life of the underlying asset within hotel operating costs in the consolidated statements of comprehensive income, but interest expense on the lease liability is recognized in interest expense in the consolidated statements of comprehensive income using the effective interest method which results in more expense during the early years of the lease. Additionally, we elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. Our lease agreements do not contain any significant residual value guarantees or restricted covenants.

The ROU assets are measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by us, deferred rent and lease incentives, and any off-market terms (that is, favorable or unfavorable terms) present in the lease when we acquired leases in a business combination in which the acquiree acts as a lessee. We evaluate the carrying value of ROU assets if there are indicators of impairment and reviews the recoverability of the related asset group. We exclude the lease obligation from the carrying value of the asset group. Accordingly, the lease payments (both principal and interest) do not reduce the undiscounted expected future cash flows used to test the asset group for recoverability. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, we record an impairment loss in the consolidated statement of operations. Non-cash lease expense are used as the non-cash add-back for the amortization of the operating ROU assets to the operating section of the consolidated statements of cash flow.

We reassess if a contract is or contains a leasing arrangement and re-measure ROU assets and liabilities upon modification of the contract. We will derecognize ROU assets and liabilities, with difference recognized in the income statement on the contract termination.

As a result of the COVID-19 pandemic, some of our hotels are experiencing significantly reduced consumer traffic. In this case, we, as the lessee are entitled to have the lease concession after the negotiation with lessors, and for the concessions related to the effects of the COVID-19 pandemic that do not result in a substantial increase in the obligations of the lessee, we recognized a negative lease expense of RMB38 million for the three months ended March 31, 2020 under the relief as we elect not to account for the concession as a lease modification and by using the variable lease expense approach.

Sublease

We sublease property which are not suitable to operate hotels to third parties under operating leases. In accordance with the provisions of ASC 842, since we have not been relieved as the primary obligor of the head lease, we cannot net the sublease income against its lease payment to calculate the lease liabilities and ROU assets. Our practice has been, and will continue to, straight-line the sub-lease income over the term of the sublease, which is consistent with the accounting treatment under ASC 840.

Income Taxes

As of March 31, 2020, we had deferred tax assets after valuation allowance of RMB759 million (US$107 million). In 2020, we are restricted from distributing cash dividend pursuant to the waiver from certain financial covenants that we obtained for our certain bank loans and therefore do not expect to accrue PRC dividend withholding tax for this year.

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Three Months Ended March 31,
	2019		2020
	(In millions of RMB)%		(In millions of RMB)	(In millions of US$)%
	(Unaudited)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased and owned hotels	1,706	71.5	1,516	214	75.3
Manachised and franchised hotels	663	27.8	465	66	23.1
Others	18	0.7	32	4	1.6
Net revenues	2,387	100.0	2,013	284	100.0
Operating costs and expenses(1):
Hotel operating costs	1,735	72.7	2,377	336	118.1
Other operating costs	7	0.3	8	1	0.4
Selling and marketing expenses	77	3.2	146	21	7.2
General and administrative expenses	206	8.6	316	45	15.7
Pre-opening expenses	104	4.4	111	16	5.5
Total operating costs and expenses	2,129	89.2	2,958	419	146.9
Other operating income, net	6	0.3	88	13	4.3
Income (losses) from operations	264	11.1	(857)	(122)	(42.6)
Interest income	33	1.4	29	4	1.4
Interest expenses	(77)	(3.2)	(137)	(19)	(6.8)
Other income (expense), net	65	2.7	(102)	(14)	(5.1)
Unrealized gain (loss) from fair value changes of equity securities	(90)	(3.8)	(1,003)	(142)	(49.8)
Foreign exchange gain (loss)	(32)	(1.4)	(58)	(8)	(2.8)
Income (loss) before income taxes	163	6.8	(2,128)	(301)	(105.7)
Income tax expense (benefit)	31	1.3	(30)	(4)	(1.5)
Income (loss) from equity method investments	(33)	(1.4)	(60)	(8)	(3.0)
Net income (loss)	99	4.1	(2,158)	(305)	(107.2)
Less: net (loss) income attributable to noncontrolling interest	(7)	(0.3)	(23)	(4)	(1.1)
Net income (loss) attributable to our Company	106	4.4	(2,135)	(301)	(106.1)

(1)                                 Includes share-based compensation expenses as follows:

	Three months ended March 31,
	2019	2020
	(In millions of RMB)		(In millions of US$)
	(Unaudited)
Share-based compensation expenses	26	29	4

SEGMENT AND GEOGRAPHY INFORMATION

Following our acquisition of Deutsche Hospitality on January 2, 2020, we determined that we had two operating segments, namely legacy Huazhu and legacy DH, as a result of a change in the way our management intends to evaluate results and allocate resources within our Group.

The following table provides a summary of our operating segment results for the period indicated. There was no reconciliation item and the total amounts were consistent with the consolidation amounts.

	Three months ended March 31, 2020
	Legacy Huazhu	Legacy DH	Total
	(RMB in millions)
Net revenues	1,288	725	2,013
Operating costs and expenses	2,081	877	2,958
Other operating (expenses) income, net	62	26	88
Interest income	29	0	29
Interest expense	110	27	137
Other income (expense), net	(104)	2	(102)
Unrealized gains (losses) from fair value changes of equity securities	(1,003)	—	(1,003)
Foreign exchange gain (loss)	(58)	(0)	(58)
Loss before income tax	(1,977)	(151)	(2,128)
Income tax expense (benefit)	5	(35)	(30)
Income (loss) from equity method investments	(54)	(6)	(60)
Net (loss) attributable to noncontrolling interest	(23)	—	(23)
Net loss attributable to our Company	(2,013)	(122)	(2,135)
Income tax expense (benefit)	5	(35)	(30)
Interest income	29	0	29
Interest expense	110	27	137
Depreciation and amortization	264	57	321
EBITDA (Non-GAAP)	(1,663)	(73)	(1,736)
Share-based compensation expenses Unrealized (gains) losses from fair value changes of	29	—	29
equity securities	1,003	—	1,003
Adjusted EBITDA (Non-GAAP)	(631)	(73)	(704)
Net loss attributable to our Company	(2,013)	(122)	(2,135)
Share-based compensation expenses	29	—	29
Unrealized (gains) losses from fair value changes of equity securities	1,003	—	1,003
Adjusted net loss attributable to our Company (Non-GAAP)	(981)	(122)	(1,103)

The following table sets forth our revenues by geographic region for the period indicated.

Three months ended March 31, 2020
(RMB in millions)
China	1,284
Germany	511
All others	218
Total	2,013

The following table sets forth the RevPAR, average daily room rate and occupancy rate for the leased hotels as well as manachised and franchised hotels of legacy DH (excluding hotels temporarily closed) by geographic region for the periods indicated.

	Three months ended March 31, 2020
	2019	2020
RevPAR(1) (in EUR)
Germany	64	51
Others	51	40
All hotels in operation	59	46
Average daily room rate(1) (in EUR)
Germany	100	95
Others	86	81
All hotels in operations	95	89
Occupancy rate (as a percentage)
Germany	64	53
Others	59	49
All hotels in operations	62	52

(1)                                 The RevPAR and average daily room rates for legacy DH are based on the tax-exclusive room rates.

Other than China and Germany, no country individually represented more than 10% of our total revenue for the three months ended March 31, 2020.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 2019 AND 2020

Net Revenue

Our net revenues decreased by 15.7% from RMB2,387 million in the three months ended March 31, 2019 to RMB2,013 million (US$284 million) in the same period of 2020. This decrease was primarily due to the impact of COVID-19, which resulted in lower occupancy rates and RevPAR of our hotels and the temporary closure of a large number of our hotels in China. The number of our hotels in China that were temporarily closed declined from the peak of over 2,000 hotels in February to 369 hotels as of March 31, 2020 (out of a total of 5,838 hotels as of the same date). The decrease in our revenue was offset in part by our consolidation of Deutsche Hospitality, which we acquired on January 2, 2020. However, since the COVID-19 outbreak in Europe in March 2020, Deutsche Hospitality had also temporarily closed 85 of its hotels as of March 31, 2020 (out of a total of 115 hotels), including 49 leased hotels and 36 manachised and franchised hotels. Legacy Huazhu’s net revenues for the three months ended March 31, 2020 were RMB1.3 billion (US$182 million), representing a 46.0% decrease compared to the same period of 2019.

•                              Leased and Owned Hotels. Net revenues from our leased and owned hotels decreased by 11.1% from RMB1,706 million in the three months ended March 31,2019 to RMB1,516 million (US$214 million) in the same period of 2020. The decrease was primarily due to (i) the temporary closure of a number of our leased and owned hotels in China and (ii) the decreased RevPAR for legacy Huazhu’s leased and owned hotels (excluding those temporarily closed and those under governmental requisition), which was RMB92 in the three months ended March 31, 2020, compared to RMB216 for all of our leased and owned hotels in the same period of 2019. These factors were offset in part by our consolidation of the revenue from the leased hotels of Deutsche Hospitality. Legacy Huazhu’s net revenues from leased and owned hotels for the three months ended March 31, 2020 were RMB807 million (US$114 million), representing a 52.7% decrease compared to the same period of 2019.

•                              Manachised and Franchised Hotels. Net revenues from our manachised and franchised hotels decreased by 29.9% from RMB663 million in the three months ended March 31, 2019 to RMB465 million (US$66 million) in the three months ended March 31, 2020. This decrease was primarily due to (i) the temporary closure of a number of our manachised and franchised hotels; (ii) the decreased RevPAR for legacy Huazhu’s manachised and franchised hotels (excluding those temporarily closed and those under governmental requisition), which was RMB87 in the three months ended March 31, 2020, compared to RMB169 for all of our manachised and franchised hotels in the same period of 2019; and (iii) our one-off waiver of an aggregate of RMB70 million in franchise fees and management service fees in the three months ended March 31, 2020 for certain of legacy Huazhu’s manachised and franchised hotels significantly affected by COVID-19. Legacy Huazhu’s net revenues from manachised and franchised hotels for the three months ended March 31, 2020 were RMB455 million (US$64 million), representing a 31.4% decrease compared to the same period of 2019.

•                          Other Revenues. Net other revenues increased from RMB18 million in the three months ended March 31, 2019 to RMB32 million (US$4 million) in the three months ended March 31, 2020. This increase was primarily attributable to the increase of revenues from provision of IT products and services to hotels. Legacy Huazhu’s other revenues for the three months ended March 31, 2020 were RMB26 million (US$4 million), representing a 44.4% increase compared to the same period of 2019.

Operating Costs and Expenses

Our total operating costs and expenses increased by 38.9% from RMB2,129 million in the three months ended March 31, 2019 to RMB2,958 million (US$419 million) in the same period of 2020.

•                        Hotel Operating Costs. Our hotel operating costs increased by 37.0% from RMB1,735 million in the three months ended March 31, 2019 to RMB2,377 million (US$336 million) in the same period of 2020. This increase was primarily due to our consolidation of Deutsche Hospitality. Our hotel operating costs as a percentage of net revenues increased from 72.7% in the three months ended March 31, 2019 to 118.1% in same period of 2020, mainly attributable to the decrease in our net revenues. Legacy Huazhu’s hotel operating costs for the three months ended March 31, 2020 were RMB1.7 billion (US$236 million), representing 129.7% of legacy Huazhu’s net revenues.

•                        Selling and Marketing Expenses. Our selling and marketing expenses increased by 89.6% from RMB77 million in the three months ended March 31, 2019 to RMB146 million (US$21 million) in the same period of 2020. This increase was mainly due our consolidation of Deutsche Hospitality. Our selling and marketing expenses as a percentage of net revenues increased from 3.2% in the three months ended March 31, 2019 to 7.2% in the same period of 2020, primarily due to the decrease in our net revenues. Legacy Huazhu’s selling and marketing expenses for the three months ended March 31, 2020 were RMB65 million (US$9 million), representing 5.0% of legacy Huazhu’s net revenues.

•                        General and Administrative Expenses. Our general and administrative expenses increased by 53.4% from RMB206 million in the three months ended March 31, 2019 to RMB316 million (US$45 million) in the same period of 2020. Our general and administrative expenses as a percentage of net revenues increased from 8.6% in the three months ended March 31, 2019 to 15.7% in the same period of 2020. The increase was mainly attributable to the decrease in our net revenues. Legacy Huazhu’s general and administrative expenses for the three months ended March 31, 2020 were RMB226 million (US$32 million), represented 17.5% of legacy Huazhu’s net revenues.

•                        Pre-opening Expenses. Our pre-opening expenses increased by 6.7% from RMB104 million in the three months ended March 31, 2019 to RMB111 million (US$16 million) in the same period of 2020. Our pre-opening expenses as a percentage of net revenues increased from 4.4% in the three months ended March 31, 2019 to 5.5% in the same period of 2020, primarily due to the decrease in our net revenue. Legacy Huazhu’s pre-opening expenses for the three months ended March 31, 2020 were RMB110 million (US$16 million), representing a 5.8% increase compared to the same period of 2019.

Other Operating Income, Net

Our other operating income increased from RMB6 million in the three months ended March 31,

2019 to RMB88 million (US$13 million) in the same period of 2020. Our operating income in the three months ended March 31, 2020 was mainly attributable to discretionary governmental subsidy income and a one-off compensation from a franchisee of RMB26 million (US$4 million).

Income (Losses) from Operations

As a result of the foregoing, we had loss from operations of RMB857 million (US$122 million) in the three months ended March 31, 2020, compared to income from operations of RMB264 million in the same period of 2019. Legacy Huazhu’s loss from operations for the first quarter of 2020 was RMB731 million (US$103 million).

Interest Income (Expense), Net

Our net interest expense was RMB108 million (US$15 million) in the three months ended March 31, 2020. Our interest income was RMB29 million (US$4 million), and our interest expense was RMB137 million (US$19 million) in the three months ended March 31, 2020. Our net interest expense was RMB44 million in the same period of 2019. Our interest income was RMB33 million, and our interest expense was RMB77 million in the same period of 2019. The increase in our net interest expense was primarily due to increased bank borrowings in the three months ended March 31, 2020 compared to the same period of the prior year.

Other Income (Expense), Net

We had other expense, net, of RMB102 million (US$14 million) in the three months ended March 31, 2020, compared to other income, net, of RMB65 million in the same period of 2019. Other expense, net, in the three months ended March 31, 2020 was mainly related to impairment loss on investments totaling RMB92 million (US$13 million).

Unrealized Gains (Losses) From Fair Value Changes of Equity Securities

Our unrealized losses from fair value changes of equity securities was RMB1,003 million (US$142 million) in the three months ended March 31, 2020, primarily due to decreases in the prices of Accor ‘s shares. We had unrealized losses from fair value changes of equity securities of RMB90 million in the same period of 2019. Unrealized losses from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as shares of Accor.

Foreign Exchange Gain (Loss)

Our foreign exchange loss changed from RMB32 million in the three months ended March 31, 2019 to RMB58 million (US$8 million) in the same period of 2020, which was primarily attributable to the exchange loss related to our investment in Accor in Euro, partially offset by exchange gain of our Euro bank borrowing, as the Euro depreciated against the U.S. dollar in the three months ended March 31, 2020.

Income Tax Expense (Benefit)

We had income tax benefit of RMB30 million (US$4 million) in the three months ended March 31, 2020, compared to income tax expenses of RMB31 million in the same period of 2019. Our effective tax rate of approximately 1% in three months ended March 31, 2020 was mainly resulted from certain non-taxable loss of the fair value changes in equity securities investments and the valuation allowance provided for deferred tax assets. Our effective tax rate was approximately 19% in the same period of 2019.

Loss from Equity Method Investments

Our loss from equity method investments was RMB60 million (US$8 million) in the three months ended March 31, 2020, compared to RMB33 million in the same period of 2019. This change was primarily due to the loss incurred by certain of our investee companies.

Net (Loss) Attributable to Noncontrolling Interest

Net loss attributable to noncontrolling interest represents joint venture partners’ share of our net loss based on their equity interest in the leased and owned hotels owned by the joint ventures which are controlled and consolidated by us. Net loss attributable to noncontrolling interest was RMB23 million (US$4 million) in the three months ended March 31, 2020, primarily due to losses from certain of our joint ventures. The net loss attributable to noncontrolling interest was RMB7 million in the same period of 2019.

Net  (Loss)  Income and Adjusted Net  (Loss)  Income Attributable to  our  Company (Non-GAAP)

As a result of the foregoing, net loss attributable to our Company was RMB2,135 million (US$301 million) in the three months ended March 31, 2020, compared to net income attributable to our Company of RMB106 million in the same period of 2019. Excluding share-based compensation expenses and the unrealized losses from fair value changes of equity securities, the adjusted net loss attributable to our Company (non-GAAP) for the three months ended March 31, 2020 were RMB1.1 billion (US$155 million), compared to adjusted net income attributable to our Company (non-GAAP) of RMB222 million in the same period of 2019. For the three months ended March 31, 2020, legacy Huazhu’s net loss attributable to our Company was RMB2,013 million (US$284 million) and its adjusted net loss attributable to our Company (non-GAAP) was RMB981 million (US$138 million).

EBITDA (Non-GAAP) and Adjusted EBITDA (Non-GAAP)

EBITDA (non-GAAP) was negative RMB1,736 million (US$245 million) in the three months ended March 31, 2020, compared to RMB412 million in the same period of 2019. Adjusted EBITDA (non-GAAP) was negative RMB704 million (US$99 million) in the three months ended March 31, 2020, compared to RMB528 million in the same period of 2019. These changes were primarily due to the impact of COVID-19. For the three months ended March 31, 2020, legacy Huazhu’s EBITDA (non-GAAP) was negative RMB1.7 billion (US$234 million) and our adjusted EBITDA (non-GAAP) was negative RMB631 million (US$88 million).

OUTSTANDING INDEBTEDNESS

In May 2017, we entered into a US$250 million term facility and US$250 million revolving credit facility agreement. The US$250 million revolving credit facility was available for 35 months after the date of the agreement. The interest rate on the loan was LIBOR plus 1.75%. There were some financial covenants including interest cover, leverage and tangible net worth related to this facility. We drew down US$250 million under the term facility agreement in 2017. We drew down US$250 million, US$370 million and US$755 million under the revolving credit facility agreement and repaid US$250 million, US$120 million and US$755 million in 2017, 2018 and 2019, respectively. The weighted average interest rate of borrowings drawn under these two facilities was 3.04%, 3.93% and 4.24% for 2017, 2018 and 2019, respectively. These two facilities were settled in January 2020.

In November 2017, we issued US$475 million of convertible senior notes to investors that we believe are independent third parties, and the note issuance did not and the note conversions do not require our Shareholders’ approval. These notes will mature on November 1, 2022 and bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018. In 2017, proceeds to us were RMB3,093 million (US$467 million), net of issuance costs of RMB54 million (US$8 million). The notes can be converted into our ADSs at an initial conversion rate of 5.4869, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the notes (equivalent to an initial conversion price of US$182.25 per ADS). The conversion rate of our convertible notes due 2022 are subject to customary anti-dilution adjustments, such as a change in ADS-to-Share ratio, distribution of cash or stock dividend or rights, and share split. Following a make-whole fundamental change (as defined in the indenture) that occurs prior to the maturity date or following our delivery of a notice of a tax redemption, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. The increase in the applicable conversion rate will be based on (i) the date on which the make-whole fundamental change occurs or becomes effective, or the date on which we give the notice of tax redemption and (ii) the price paid (or deemed to be paid) per ADS in the make-whole fundamental change or, in the case of a tax redemption, the average of the last reported sale prices of the ADSs over the ten trading day period ending on, and including, the trading day immediately preceding the date we give such notice of redemption. The increase in the conversion rate is designed to be an approximate of the lost option value of the notes as a result of a make-whole fundamental change or a tax redemption. If the price paid (or deemed paid) per ADS in a make-whole fundamental change or when we give notice of a tax redemption is greater than a specified cap price or less than a specified floor price (each subject to adjustment), we will not increase the conversion rate for holders that convert their notes in connection with such make-whole fundamental change or a tax redemption. Based on the currently effective conversion rate of 22.5215, the maximum number of Shares that these notes could convert into would be 10.70 million ADSs, each representing one Share, accounting for 3.5% of our total outstanding Shares as of the Latest Applicable Date, assuming no future conversion rate adjustments and no conversion of our convertible senior notes due 2026. There are no special rights attached to these notes or the underlying Shares that are not available to other Shareholders under our articles of association. Holders of the notes may require the Company to repurchase all or a portion of the notes for cash on November 2, 2020, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. We may redeem the notes, in whole but not in part, in connection with certain changes in tax law, at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest. If we elect to redeem the notes as such, however, the noteholders may elect not to have their notes redeemed.

In connection with the issuance of our convertible senior notes due 2022, we entered into capped call transactions to reduce dilution to our existing shareholders. When a noteholder converts its notes, we can exercise the capped call options and will not be required to make any cash payments to the option counterparties upon this exercise, as we paid them premiums for the options upfront. Upon the exercise, we will be entitled to receive from the option counterparties a number of ADSs (and cash in lieu of fractional shares) (subject to a cap) for all such notes converted on a conversion date, generally corresponding to the amount by which the market price per ADS, as measured under the terms of the capped call transactions, exceeds the applicable strike price of the capped call transactions during the relevant valuation period under the capped call transactions. The strike price initially corresponds to the applicable conversion price of the notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the notes. We can then retire the ADSs received from the option counterparties, thereby reducing the increase in our total shares issued and outstanding immediately following the conversion of these notes.

In February 2018, we entered into a three-year term facility agreement under which we can borrow up to EUR260 million within 30 London business days. The interest rate on the loan for each interest period is the applicable EURIBOR plus 1.70%. We have pledged certain shares of Accor we acquired from the open market as collateral to secure this facility. The facility agreement includes certain financial covenants such as debt ratio and value of the pledged shares, and we were in compliance with such covenants as of December 31, 2019. We drew down EUR241 million under the term facility agreement in 2018 and repaid EUR193 million and EUR48 million in 2019 and February 2020, respectively. The weighted average interest rate of borrowings drawn under this agreement was 1.70% for 2018, 2019 and the three months ended March 31, 2020. This facility was settled in February 2020.

In March 2019, we entered into a five-year RMB1.2 billion bank loan contract which will expire in March 2024. Pursuant to the pledge agreements we entered into in May 2020, we have pledged a number of shares of three of our PRC subsidiaries to secure this loan. The interest rate resets every six months, and is based on the People’s Bank of China’s five-year benchmark interest rate on the relevant reset date. The loan contains certain financial covenants including an EBITDA to interest coverage ratio of no less than 4.00 to 1.00 and net tangible assets (namely, total assets less goodwill and intangible assets as confirmed by the bank) of no less than RMB3.0 billion, both of which are tested each six months during the loan term. On June 30, 2020, we obtained an exemption approval for this credit facility waiving the EBITDA to interest coverage ratio covenant until the six-months period ending June 30, 2021, subject to the satisfaction of certain amended covenants, including: (i) total borrowings not exceeding RMB15.7 billion during 2020, (ii) a minimum EBITDA of RMB1.0 billion in the second half of 2020, and (iii) no dividend distribution in the second half of 2020. Our financial condition as of March 31, 2020 provided us with sufficient headroom with respect to the amended covenants, including RMB48.5 billion in net tangible assets (far exceeding the minimum requirement of RMB3.0 billion) and RMB13.6 billion in borrowings (below the RMB15.7 billion cap). We drew down RMB1.2 billion, and repaid RMB89 million and RMB89 million in 2019 and March 2020, respectively. The weighted average interest rate of borrowings drawn under this agreement was 4.75% for 2019 and three months ended March 31, 2020.

In October 2019, we entered into a one-year term facility agreement under which we can borrow up to US$180 million. This loan was secured by a deposit equal to at least the aggregate of the loan facility amount, accrued interests and costs. The interest rate was fixed at 2.52%. We drew down US$180 million under this agreement in 2019, and repaid nil in 2019 and the first three months in 2020.

In December 2019, we entered into a EUR440 million term facility and US$500 million revolving credit facility agreement with several banks. The US$500 million revolving credit facility is available for 35 months from the date of this agreement. The interest rate for each interest period is the aggregate of (i) the applicable margin and (ii) LIBOR (or, in relation to any loan in Euro, EURIBOR). The margin for each loan depends on the applicable leverage range, generally 2.0% per annum. There are some financial covenants, including an EBITDA to interest coverage ratio of no less than 4.00 to 1.00, leverage (which should be no more than 4.50 to 1.00 as of December 31, 2019 and June 30, 2020, 4.00 to 1.00 as of December 31, 2020 and June 30 2021, 3.50 to 1.00 as of December 31, 2021 and June 30, 2022 and 3.00 to 1.00 after June 30,2022) and total equity of no less than RMB5.0 billion. On April 17, 2020, our syndication banks approved to release us from the original financial covenants until the six-month period ending June 30, 2021, subject to the satisfaction of certain amended covenants. The amended covenants mainly include: (i) a minimum EBITDA of RMB1 billion for the second half of 2020; (ii) no cash dividend and the aggregate of cash and cash equivalents and financing commitments from any bank or financial institution not less than RMB1.2 billion until June 30, 2021; and (iii) total borrowings not exceeding RMB15.7 billion and total equity more than zero until December 31, 2020 available financing commitment from any bank or financial institution. Our financial condition as of March 31, 2020 provided us with sufficient headroom with respect to these amended covenants, including total equity of RMB5.3 billion, total borrowings of RMB13.6 billion, and cash and cash equivalents (irrespective of our credit facilities) of RMB1.8 billion. We have pledged shares of certain of our subsidiaries to secure these facilities. Certain of our subsidiaries also provide subsidiary guarantees for these facilities. We drew down EUR440 million and US$500 million under the facility agreement in 2019. The weighted average interest rate of borrowings drawn under this agreement was 2.86% and 2.92% in 2019 and three months ended March 31, 2020, respectively.

During the three months ended March 31, 2020, we raised short-term bank borrowings amounting to RMB800 million from several PRC domestic banks to supplement our working capital. As of March 31, 2020, we had repaid RMB112 million of these loans.

In May 2020, we issued US$500 million of the convertible senior notes to investors that we believe are independent third parties, and the note issuance did not and the note conversions do not require our Shareholders’ approval. These notes will mature on May 1, 2026 and bear interest at a rate of 3.00% per annum, payable in arrears semi-annually on May 1 and November 1, beginning November 11, 2020. The proceeds of these convertible senior notes were partially used for the repayment of the revolving portion of our syndicated bank borrowings, and the rest of these proceeds may be used for repurchases of our convertible senior notes due 2022, including upon the noteholders’ exercise of their put option on November 2, 2020. Our convertible senior notes due 2026 can be converted into our ADSs at an initial conversion rate of 23.9710, subject to adjustment upon the occurrence of certain events, of our ADSs per US$1,000 principal amount of the notes (equivalent to an initial conversion price of approximately US$41.72 per ADS). The conversion rate of our convertible notes due 2026 are subject to customary anti-dilution adjustments, such as a change in ADS-to-Share ratio, distribution of cash or stock dividend or rights, and share split. Following a make-whole fundamental change (as defined in the indenture) that occurs prior to the maturity date or following our delivery of a notice of a tax redemption, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. The mechanism for calculating the increase in the applicable conversion rate is similar as that for our convertible senior notes due 2022. Based on the currently effective conversion rate of 23.9710, the maximum number of Shares that could be converted will be 11.99 million ADSs, each representing one Share, accounting for 3.9% of our total outstanding Shares as of the Latest Applicable Date, assuming no future conversion rate adjustments and no conversion of our convertible senior notes due 2022. There are no special rights attached to these notes or the underlying Shares that are not available to other Shareholders under our Articles of Association. Holders of the notes may require the Company to repurchase all or a portion of the notes for cash on May 1, 2024, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. We may redeem the notes, in whole but not in part, in connection with certain changes in tax law, at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest. If we elect to redeem the notes as such, however, the noteholders may elect not to have their notes redeemed.

The temporary closure of our hotels and lower occupancy rate during the COVID-19 outbreak since January 2020 may trigger an event of default under our banking arrangements. As of the date of this current report on Form 6-K, we have obtained the required waiver and will continue to work with all relevant parties to obtain waivers wherever this is required. Since the outbreak, we have also received further support from some of our banks in the form of additional banking facilities and lower interest rates. For example, in the six months ended June 30, 2020, we borrowed a number of short-term loans totaling RMB644.8 million from three Chinese banks at interest rates ranging from 3.76% to 3.99%, which compared to the interest rates ranging from 4.25% to 4.57% that these banks offered us in 2019. In addition, during this six-month period, we borrowed short-term loans of RMB286.0 million from two other Chinese banks at even lower interest rates of 3.60% and 3.65%, respectively. We have on-going discussions with some banks for additional banking facilities and do not foresee any difficulties in obtaining these facilities when needed.

As of June 30, 2020, the unutilized credit facilities available to us was RMB5.3 billion. Within these facilities, Deutsche Hospitality had obtained credit facilities of EUR45 million as of June 30, 2020, including: (i) a EUR35 million 60-month loan agreement that Deutsche Hospitality entered into in July 2020 (the “EUR35 million Loan”), and (ii) a EUR10 million credit facility expiring on December 15, 2020, under which Deutsche Hospitality may draw down a loan not exceeding 12 months (the “EUR10 million Facility”). During the 60-month term of the EUR35 million Loan, Deutsche Hospitality is prohibited from conducting dividend distribution, equity redemption or other transactions that would result in payments to its shareholder. Deutsche Hospitality will be subject to similar restrictions during the loan term once a loan agreement is entered into under the EUR10 million Facility.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been cash generated from operating activities, borrowings from commercial banks and issuance of convertible senior notes. Our cash and cash equivalents and restricted cash consist of cash on hand, liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use, deposits used as security against borrowings, and deposits restricted due to contract disputes or lawsuits or special purpose. As of March 31, 2020, we had 63 properties for our leased and owned hotels (including 28 properties for leased hotels under Deutsche Hospitality) under development. As of March 31, 2020, we expected to incur approximately RMB2.1 billion of capital expenditures in connection with purchases of properties and equipment for certain recently completed leased and owned hotels and to fund the purchases of properties and equipment of these hotels. We intend to fund this planned expansion with our operating cash flow, our cash balance and our credit facilities.

Our business has been significantly impacted by the global outbreak of COVID-19 and began to experience operating losses and negative operating cash flows in the first quarter of 2020. We had a net loss of RMB2,135 million (US$301 million) and net cash outflows from operating activities of RMB1,346 million (US$190 million) for the three months ended March 31, 2020. We also had net current liabilities of RMB6,878 million (US$971 million) as of March 31, 2020. Our cash and cash equivalents and restricted cash were RMB3,475 million (US$491 million) as of the same date.

Due to the Chinese government’s effective measures to contain the spread of COVID-19, China’s domestic travel has gradually recovered, following eased travel restrictions and the national policy for resuming production and work. The occupancy rate of our hotels in China was improving steadily from March to early June 2020. As of June 30, 2020, approximately 96% of our legacy Huazhu’s hotels (excluding hotels under governmental requisition) had resumed operations with an occupancy rate of approximately 83% in early June 2020. As of June 30, 2020, approximately 79% of legacy DH’s hotels had resumed operations with an occupancy rate of approximately 29%.

We issued convertible senior notes in May 2020 with gross proceeds of US$500 million, and also had unutilized credit facilities of approximately RMB5.3 billion as of June 30, 2020 to support our operations.

We regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity requirements in the short and long term. Based on our cash flow projections from operating activities, existing cash and cash equivalents, current assets, convertible senior notes we issued in May 2020, available bank facilities and the net proceeds available to us from the Global Offering, we believe that we have adequate sources of liquidity to fund our working capital and capital expenditure requirements, and to meet our other liabilities and commitments when due for at least twelve months from the date of this current report on Form 6-K.

The following table sets forth a summary of our cash flows for the periods indicated:

	Three months ended March 31,
	2019	2020
	(In millions of RMB)		(In millions of US$)
	(Unaudited)
Operating cash flows before movements in working capital	814	(25)	(4)
Movements in working capital	(667)	(1,321)	(186)
Net cash provided by (used in) operating activities	147	(1,346)	(190)
Net cash (used in) investing Activities	(378)	(5,235)	(739)
Net cash provided by (used in) financing activities	(194)	(3,893)	(550)
Effect of exchange rate changes on cash and cash equivalents	(2)	(50)	(7)
Net increase (decrease) in cash, cash equivalents and restricted cash	(427)	(10,524)	(1,486)
Cash, cash equivalents and restricted cash at the beginning of the year	4,884	13,999	1,977
Cash, cash equivalents and restricted cash at the end of the year	4,457	3,475	491
Interest paid, net of amounts capitalized	82	87	12
Income taxes paid	207	112	16

Operating Activities

During the Track Record Period, we financed our operating activities primarily through cash generated from operations. Net cash used in operating activities amounted to RMB1,346 million (US$190 million) in the three months ended March 31, 2020, primarily attributable to (i) net loss of RMB2,158 million (US$305 million) mainly due to the impact of COVID-19, and (ii) a decrease in accrued expenses and other current liabilities of RMB696 million (US$98 million) due to our settlement of payables, partially offset by (i) an add-back of RMB1,088 million (US$154 million) in investment loss and (ii) an add-back of RMB545 million (US$77 million) in non-cash lease expense.

Investing Activities

Our cash used in investing activities of RMB5,235 million (US$739 million) in the three months ended March 31, 2020 was primarily related to acquisitions, net of cash received, of RMB5,056 million (US$714 million), in connection with our acquisition of Deutsche Hospitality.

Investments

Our investments generally include equity securities with readily determinable fair values, equity securities without readily determinable fair values, equity-method investments and available-for-sale debt securities. The following table sets forth our investments as of the dates indicated.

	As of December 31,			As of March31,
	2017	2018	2019	2020
	(In millions of RMB)
Equity securities with readily determinable fair values: Accor
Accor	780	3,816	2,770	1,458
Other marketable securities	257	295	138	81
Equity securities without readily determinable fair values:

Cjia/Cjia Group	—	298	232	215
OYO	66	66	66	66
Mobike	67	—	—	—
BJ GOOAGOO/GOOAGOO	60	—	—	—
Blossom Hotel Management	60	—	—	—
Other equity securities without readily determinable fair values	103	113	100	69
Equity-method investments:
AAPC LUB	478	461	469	464
Hotel related funds	56	503	507	498
Shared office management entities	148	111	10	5
Cjia/Cjia Group	—	—	—	—
China Hospitality JV	—	117	115	113
GOOAGOO/Data Driven	—	52	49	49
Zleep Hotels A/S	—	—	—	102
Other investments	71	89	161	119
Available-for-sale debt securities:
Cjia/Cjia Group	246	220	220	220
CREATER	100	100	—	—
Total	2,492	6,241	4,837	3,459

A significant portion of our investments as of December 31 of 2017, 2018 and 2019 and March 31 of 2020 was related to our investments in shares of Accor, a hotel group listed on the Paris stock exchange, which are equity securities with readily determinable fair values. As of March 31, 2020, we held less than 3% of Accor ‘s total number of shares.

We recognized unrealized gains from fair value changes of equity securities of RMB35 million in 2017 and RMB316 million in 2019, and unrealized losses from fair value changes of equity securities of RMB914 million in 2018 and RMB1,003 million (US$142 million) in the three months ended March 31, 2020.

We did the impairment testing for equity securities without readily determinable fair values, equity-method investments and available-for-sale debt securities and recorded impairment losses of RMB45 million, RMB47 million and nil for these respective assets for the three months ended March 31, 2020.

All of our equity and debt investments, joint ventures, strategic alliances, acquisitions and other investments generally require review and approval of our investment committee. Our investment committee comprises our chairman and chief executive officer, chief financial officer, president, and our vice president in charge of our strategic investment and capital markets department, and these members fully discuss the proposals and come to a consensus before making investment decisions. We also submit to our board of directors for approval any investment proposals that our management considers material to our Group.

Financing Activities

Our major financing activities since 2017 consist of loans with commercial banks, issuance of convertible senior notes and payment of dividends.

Net cash used in financing activities of RMB3,893 million (US$550 million) in the three months ended March 31, 2020 primarily consisted of (i) repayment of long-term bank borrowings of RMB3,902 million (US$551 million), (ii) dividends paid of RMB677 million (US$96 million, and (iii) repayment of short-term bank borrowings of RMB112 million (US$16 million), offset in part by proceeds from short-term bank borrowings of RMB800 million (US$113 million).

Restrictions on Cash Transfers to Us

As a result of the PRC laws and regulations, as of March 31, 2020, approximately RMB3,582 million (US$506 million) was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

Our German subsidiaries are permitted to pay dividends from their distributable profit as long as there are no agreements, such as debt covenants, that restrict such payments, in which regulations applying to stock corporations (Aktiengesellschaft) have to be taken into account.

Pursuant to the Companies Act (Chapter 50) of Singapore, dividends are only payable out of profits. Typically, the directors will recommend a particular rate of dividend and the company will, in general meetings, declare the dividend subject to the maximum recommended by the directors.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

Capital Expenditure

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB287 million (US$40.5 million) in the three months ended March 31, 2020. Our capital expenditures in the three months ended March 31, 2020 consisted of RMB286 million (US$40.4 million) in property and equipment and RMB1 million (US$0.1 million) in software and licenses. We will continue to make capital expenditures to meet the expected growth of our operations. Our cash balance, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.

TREND INFORMATION

In November 2018, Jizhu Shanghai was qualified as a high and new tech enterprise, resulting in it being subject to a reduced tax rate of 15% in 2019 and 2020. Another PRC subsidiary, Mengguang Information and Technology (Jiangsu) Co., Ltd. (“Jiangsu Mengguang”), has been qualified as a high and new tech enterprise, resulting in it subject to a reduced tax rate of 15% in 2019, 2020 and 2021. The aggregate amount and per share effect of tax holidays were as follows:

	Three Months Ended March 31,
	2019	2020
	(RMB in millions, except per share data)
	(Unaudited)
Aggregate amount	32	28
Per share effect-basic	0.11	0.10
Per share effect-diluted	0.11	0.10

WORKING CAPITAL

We recorded net current assets of RMB1,990 million, RMB1,005 million and RMB969 million and negative RMB6,878 million (US$971 million) as of December 31, 2017, 2018 and 2019 and March 31, 2020, respectively. As of June 30, 2020, we recorded total current assets of RMB8,366 million (US$1,185 million)(unaudited) and total current liabilities of RMB14,351 million (US$2,032 million)(unaudited). In addition, as of June 30, 2020, we had cash and cash equivalents of RMB3,699 million (US$524 million) (unaudited) and restricted cash of RMB1,368 million (US$194 million) (unaudited). In connection with the financial data as of June 30, 2020 in this paragraph, translations of RMB into U.S. dollars were made at RMB7.0651 to US$1.00, the exchange rate on June 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of December 31,
	2017	2018	2019	As of March 31, 2020
	(In millions of RMB)				(In millions of US$)
Current Assets
Cash and cash equivalents	3,475	4,262	3,234	1,800	254
Restricted cash	481	622	10,765	1,675	237
Short-term investments measured at fair value	130	89	2,908	1,539	217
Account receivable, net	163	195	218	405	57
Loan receivables	381	94	193	222	31
Amounts due from related Parties	118	176	182	220	31
Prepaid rent	660	955	—	—	—
Inventories	24	41	57	90	13
Other current assets	329	540	699	859	121
Total current assets	5,761	6,974	18,256	6,810	961
Current Liabilities:
Short-term debt	131	948	8,499	5,782	816
Accounts payable	766	890	1,176	1,143	161
Amounts due to related Parties	37	75	95	77	11
Salary and welfare payables	427	521	491	547	77
Deferred revenue	943	1,005	1,179	1,230	174
Operating lease liabilities, current	—	—	3,082	3,388	478
Finance lease liabilities, Current	—	—	—	23	3
Accrued expenses and other current liabilities	1,249	1,607	1,856	1,330	188
Dividends payable	—	658	678	—	—
Income payable	218	265	231	168	24
Total current liabilities	3,771	5,969	17,287	13,688	1,932
Net current assets (liabilities)	1,990	1,005	969	(6,878)	(971)

Our net current assets decreased from RMB1,990 million as of December 31, 2017 to RMB1,005 million as of December 31, 2018, primarily due to our dividends payable as of the end of 2018.

Our net current assets decreased further to RMB969 million as of December 31, 2019, primarily due to reclassification of our prepaid rent into right-of-use assets (non-current) and recognition of short-term lease obligations in operating lease liabilities (current), following our adoption of the new lease accounting policy on January 1, 2019.

Our net current assets of RMB969 million as of December 31, 2019 changed to net current liabilities of RMB6,878 million (US$971 million) as of March 31, 2020. This change was primarily because of (i) a decrease in restricted cash as we paid off the outstanding consideration for our acquisition of Deutsche Hospitality and (ii) a decrease in cash and cash equivalents, which we used to pay for our operating costs and expenses after experiencing declines in revenues since the outbreak of COVID-19 in January 2020.

Our net current liabilities decreased slightly from RMB6,878 million (US$971 million) as of March 31, 2020 to RMB5,985 million (US$847 million) (unaudited) as of June 30, 2020, primarily due to an increase in cash and cash equivalents resulting from part of the proceeds from our issuance in May 2020 of our convertible senior notes due 2026.

The increase in accounts receivable from RMB218 million as of December 31, 2019 to RMB405 million (US$57 million) as of March 31, 2020 was primarily due to our consolidation of Deutsche Hospitality. As of March 31, 2020, we had RMB405 million (US$57 million) account receivable, primarily consisting of franchise fee receivables, amounts due from corporate customers, travel agents and hotel guests and credit card receivables. RMB283 million, or 69.9%, of our accounts receivable as of March 31, 2020 had been settled as of June 30, 2020.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of March 31, 2020:

	Payment Due in the Year Ending December 31,						Payment Due
	Total	2020	2021	2022	2023	2024	Thereafter
	(In RMB millions)
Operating Lease Obligations	45,904	3,080	3,856	3,756	3,644	3,546	28,022
Finance Lease Obligations	3,770	65	113	126	128	129	3,209
Purchase Obligations	369	369	—	—	—	—	—
Bank Borrowing and Other Debt, with Principal and Interest	11,149	2,102	1,000	7,492	336	167	52
Convertible Senior Notes with Principal and Interest	3,378	3,378	—	—	—	—	—
Total	64,570	8,994	4,969	11,374	4,108	3,842	31,283

As of March 31, 2020, we had 32 lease contracts whose lease terms had not yet commenced, which we expect to account for as operating or finance leases. The future undiscounted lease payments for these non-cancellable lease contracts are RMB8.3 billion, which are not reflected in the consolidated balance sheets and the table above.

Our purchase obligations primarily consisted of contractual commitments in connection with leasehold improvements and installation of equipment for our leased hotels.

As of March 31, 2020, we recorded liabilities of uncertain tax benefits of approximately RMB38 million (US$5 million) associated with the interests on intercompany loans.

As of March 31, 2020, our bank borrowings and other debt consisted primarily of our syndicated loans of EUR440 million and US$500 million under our facilities agreement entered into in December 2019.

As of the same date, our convertible senior notes due 2022 had an outstanding principal amount of US$475 million, and we had reclassified the notes as short-term debt since noteholders have a put option right, which can be exercised on November 2, 2020.

In May 2020, we issued convertible senior notes due 2026 in the principal amount of US$500 million to repurchase our 2022 convertible senior notes and repay part of our loans.

As of June 30, 2020, we had short-term debt of RMB5,821 million (US$824 million) (unaudited), consisting primarily of our convertible senior notes due 2022 and a bank loan of US$180 million, all of which were outstanding. As of June 30, 2020, we had long-term debt of RMB9,240 million (US$1,308 million) (unaudited), consisting primarily of our convertible senior notes due 2026, EUR440 million and US$200 million syndicated loans and the non-current portion of an RMB1.0 billion bank loan. These short-term debt and long-term debt were unsecured and unguaranteed except that short-term debt and long-term debt of RMB2,432 million (US$344 million) were secured by deposits, shares of certain subsidiaries of the Group or property and equipment.

As of June 30, 2020, we had operating lease liabilities of RMB31,005 million (US$4,388) (unaudited) and finance lease liabilities of RMB2,237 million (US$317 million) (unaudited), certain of which were secured by the rental deposits. Except for the operating lease liabilities of RMB404 million (US$57 million) were guaranteed by bank facilities and RMB273 million (US$39 million) were guaranteed by individuals, operating lease liabilities and finance lease liabilities were unguaranteed.

As of June 30, 2020, save as disclosed in this subsection, we did not have any bank overdrafts, loans and other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges hire purchase commitments or other outstanding material contingent liabilities.

From June 30, 2020 to September 2, 2020, we had a US$100 million net increase in our outstanding syndicated loans and we drew down EUR10 million under our EUR35 million loan facility. Save as disclosed in this subsection, since June 30, 2020 and up to the date of this current report on Form 6-K, there has not been any material and adverse change in our indebtedness and contingent liabilities. Our directors do not foresee any potential difficulty in obtaining bank facilities should the need arise.

QUANTITATIVE AND QUALITATIVE FINANCIAL RISKS

Interest Rate Risk Foreign Exchange Risk

A significant portion of our revenues, expenses and financial assets are denominated in RMB. Our Reporting currency is Renminbi. The functional currencies of entities within Deutsche Hospitality include Euro and other currencies such as Swiss Franc. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents and loans denominated in U.S. dollars and Euro, and our investment in equity securities of Accor denominated in Euro. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB and between U.S. dollars and Euro because the value of our business is effectively denominated in RMB and Euro, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar, the Hong Kong dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars and Hong Kong dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July

2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent we hold assets denominated in U.S. dollars, any appreciation of the RMB against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the RMB against the U.S. dollar and the Hong Kong dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs and Shares. To the extent that we need to convert U.S. dollars or Hong Kong dollars into Renminbi or Euro for our operations, appreciation of the Renminbi or Euro against the U.S. dollar or Hong Kong dollar would have an adverse effect on the Renminbi or Euro amount we receive from the conversion.

By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1 million as of March 31, 2020 into Renminbi at the exchange rate of US$1.00 for RMB7.0808, such cash balance would have been approximately RMB7.08 million (US$1 million). Assuming a 1.0% depreciation of the RMB against the U.S. dollar, such cash balance would have increased to RMB7.15 million (US$1 million) as of March 31, 2020.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, consumer price index in China increased by 1.6%, 2.1% and 2.3% in 2017, 2018 and 2019, respectively. The overseas markets in which we operate are generally not hyper-inflationary economies. Although we have not been materially affected by inflation in the past, we may be affected if China or any other market in which we operate experiences higher rates of inflation in the future.

DIVIDEND POLICY

We are restricted from distributing cash dividend until June 30, 2021 pursuant to the waiver from certain financial covenants that we obtained on April 17, 2020 for our syndicated bank loans and therefore we will not accrue PRC dividend withholding tax in 2020.

Our German subsidiaries are permitted to pay dividends from their distributable profit as long as there are no agreements, such as debt covenants, that restrict such payments, in which regulations applying to stock corporations (Aktiengesellschaft) have to be taken into account. The distributable profit is calculated based on the respective subsidiary’s annual unconsolidated financial statements prepared in accordance with the German accounting principles, namely, the general accounting principles stated in the German Commercial Code (Handelsgesetzbuch). Distributions of dividends on shares of stock corporations (Aktiengesellschaften) for a given financial year are generally determined by a process in which the management board (Vorstand) and supervisory board (Aufsichtsrat) submit a proposal to the annual general shareholders’ meeting (Hauptversammlung) held in the subsequent financial year and such annual general shareholders’ meeting (Hauptversammlung) adopts a resolution. German law provides that a resolution concerning dividends and distribution thereof may be adopted only on the basis of a balance sheet profit (Bilanzgewinn) shown in the company’s adopted annual single entity financial statements (festgestellter Jahresabschluss). If the management board and supervisory board adopt the financial statements, they can allocate an amount of up to half of the company’s net income for the year to other surplus reserves. Additions to the legal reserves and loss carryforwards must be deducted in advance when calculating the amount of net income for the year to be allocated to other surplus reserves. Dividends on shares resolved by the general shareholders’ meeting (Hauptversammlung) are paid annually, generally shortly after the annual shareholders’ meeting (Hauptversammlung), in compliance with the rules of the respective clearing system. Dividend payment claims by shareholders are subject to a three-year statute of limitations. Details concerning any dividends resolved by the annual shareholders’ meeting (Hauptversammlung) and the respective paying agents specified by the company will be published in the electronic version of the Federal Gazette (elektronischer Bundesanzeiger). The German subsidiary IntercityHotel GmbH is commercially integrated into Deutsche Hospitality through a profit and loss transfer agreement (Gewinnabführungsvertrag) in such a way that its annual profits are automatically paid to Deutsche Hospitality and losses are absorbed by Deutsche Hospitality.

Pursuant to the Companies Act (Chapter 50) of Singapore, dividends are only payable out of profits. Typically, the directors will recommend a particular rate of dividend and the company in general meeting will declare the dividend subject to the maximum recommended by the directors.

Subject to certain contractual restrictions, our board of directors has complete discretion in deciding whether to distribute dividends and the dividend amounts within the approved range. Other than these dividends distributions, we intend to indefinitely reinvest the remaining undistributed earnings of our subsidiaries.

PROPERTY INTERESTS AND PROPERTY VALUATION

D&P China (HK) Limited, an independent property valuer, has valued our owned properties as at June 30, 2020.

The table below sets forth the reconciliation of aggregate carrying amounts of property interests from our financial information as at March 31, 2020 to June 30, 2020 and the revalued amount of our property interests as at June 30, 2020.

(RMB in millions)
Net book value of property interests as at March 31, 2020	533
Less: Depreciation of building and facilities during the period from March 31, 2020 to June 30, 2020	4
Addition of book value of building and facilities during the period from March 31, 2020 to June 30, 2020	25
Net book value of property interests as at June 30, 2020	554
Valuation surplus as at June 30, 2020	432
Valuation as at June 30, 2020	986

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updates to our senior management subsequent to the filing of our 2019 Form 20-F and certain information relating to share-based awards granted.

GENERAL

The following table sets out certain information in respect of our directors and senior management:

Name	Age	Position(s)/ role and responsibilities	Time of joining our Group(4)	Date of appointment as Director
Qi JI	53	Founder, Executive Chairman and Chief Executive Officer	February 2005	February 4, 2007
Min ZHANG	46	Director and Vice Chairlady	September 2007	November 8, 2019
Sébastien, Marie, Christophe BAZIN	58	Director	January 2016	January 25, 2016
Gaurav BHUSHAN	48	Alternate director to Sébastien BAZIN	April 2016	April 15, 2016
Shangzhi ZHANG	67	Director	June 2016	June 24, 2016
John Jiong WU(1)(2)	53	Co-founder and independent Director	January 2007	January 4, 2007
Tong Tong ZHAO(1)	53	Co-founder and independent Director	February 2007	February 4, 2007
Jian SHANG(1)(2)(3)	52	Independent Director	May 2014	May 5, 2014
Theng Fong HEE(1)(3)	65	Independent Director	July 2020	July 20, 2020
Lei CAO (1)(3)	45	Independent Director	July 2020	July 23, 2020

Notes:

(1)                                 Mr. John Jiong Wu, Ms. Tong Tong Zhao, Mr. Jian Shang, Mr. Theng Fong Hee and Ms. Lei Cao are independent directors under the NASDAQ rules. Mr. Jian Shang, Mr. Theng Fong Hee and Ms. Lei Cao are also independent non-executive directors for the purpose of the Hong Kong Listing Rules.

(2)                                 Mr. John Jiong Wu and Mr. Jian Shang are members of our Compensation Committee.

(3)                                 Mr. Jian Shang, Mr. Theng Fong Hee and Ms. Lei Cao are members of our Audit Committee.

(4)                                 Being the year in which the director or senior manager joined our Group as a director or an executive, officer or employee.

(5)                                 There are no family relationships among any of the directors or executive officers of our Company.

Directors

Mr. Qi Ji, aged 53, founded our Group, and was appointed as a director on February 4, 2007. Mr. Ji has also served as the Executive Chairman of our Board since August 2009, and our Chief Executive Officer since November 2019. He is primarily responsible for the overall strategic planning of our Group and the management of our Group’s business. Mr. Ji also serves as a director in China Lodging Holdings Singapore Pte. Ltd and China Lodging Investment Limited, all of which are subsidiaries of our Company.

Mr. Ji has over 20 years of experience in the hospitality industry. Prior to his current role, he also served as our Chief Executive Officer from January 2012 to May 2015 and from 2007 to August 2009. He co-founded Home Inns & Hotels Management Inc. and served as its chief executive officer from 2002 to January 2005. He also co-founded Trip.com (a company listed on the NASDAQ, ticker symbol: TCOM), one of the largest online travel services providers in China, in 1999, acted as its chief executive officer and president until 2001, and currently serves on Trip.com’s board as an independent director.

Mr. Ji received his bachelor degree in engineering mechanics and master degree in mechanical engineering from Shanghai Jiao Tong University in the PRC in 1989 and February 1992, respectively.

Ms. Min ZHANG, aged 46, joined our Group in September 2007 and was appointed as a director on November 8, 2019. Ms. Zhang has served as our Executive Vice-chairlady since November 8, 2019 and subsequently as Vice Chairlady since July 20, 2020. She is primarily responsible for participating in decision making of important matters of our Group that involve our Board.

Ms. Zhang currently serves in a number of our subsidiaries. She is the director of Shanghai Yuchuang Investment Management Co., Ltd. She is also a supervisor of Hangzhou Muting Hotel Management Co., Ltd, Urumqi Luting Hotel Management Co., Ltd, Urumqi Qiting Hotel Management Co., Ltd, Chongqing Yiting Hotel Management Co., Ltd, Hanting (Shanghai) Enterprise Management Co., Ltd, Dalian Yuanyang Sikelai Hotel Co., Ltd, Chengdu HanTing Yangchen Hotel Management Co., Ltd, Nantong Botong Hotel Co., Ltd and Shanghai Yate Hotel Management Co., Ltd.

Ms. Zhang has over 10 years of experience in the hospitality industry and in finance and consulting. She also served as our chief executive officer from May 2015 to November 2019, our president from January 2015 to May 2015, our chief financial officer from March 2008 to May 2015, our chief strategic officer from November 2013 to January 2015 and our senior vice president of finance from September 2007 to February 2008.

Ms. Zhang has been an independent director of LAIX Inc (a company listed on the New York Stock Exchange, ticker symbol: LAIX) since May 2020. She had also been an independent non-executive director of Genscript Biotech Corporation (a company listed on the Hong Kong Stock Exchange, stock code: 1548) from August 2015 to November 2018, and an independent director of OneSmart Education Group Limited (a company listed on the New York Stock Exchange, ticker symbol: ONE) from March 2018 to February 2020.

Ms. Zhang received a Master of Business Administration degree from Harvard Business School in the United States in June 2003. She also obtained her bachelor ‘s degree in international business management and master ‘s degree in business management from the University of International Business and Economics in the PRC in June 1994 and July 1997, respectively. Ms. Zhang is a Fellow of The Aspen China Fellowship Program and a member of the Aspen Global Leadership Network.

Mr. Sébastien, Marie, Christophe BAZIN, also known as Sébastien Bazin, aged 58, joined our Group and was appointed as director on January 25, 2016. Mr. Bazin is primarily responsible for participating in decision making of important matters of our Group.

Mr. Bazin has managed and participated in a large number of investments in the hospitality industry over 20 years. He serves as the chairman and chief executive officer of Accor (a company listed on the Euronext Paris (EPA) (stock code: AC) and London Stock Exchange (stock code: 0H59)), where he has served as a director since January 2006. Prior to that, he served as a member of the supervisory board of Accor since May 2005, and was responsible for participating in decision making of strategic matters of Accor. Please refer to the section headed “History and Corporate Structure—Strategic Alliance with Accor” for further details of the principal business activities of Accor and the non-competition undertaking entered into by Accor and us. Mr. Bazin is also the vice chairman of the supervisory board of Gustave Roussy Foundation. Previously, Mr. Bazin was a managing director and chief executive officer in Colony Capital SAS (Paris), a private-equity firm, from December 1997 to May 2013 and subsequently the president in Colony Capital SAS (Paris) from May to September 2013.

Mr. Bazin has been an independent director of General Electric Company (a company listed on the New York Stock Exchange, ticker symbol: GE) since April 2016. He had also been a non-executive and non-independent director of Banyan Tree Holdings Ltd. (a company listed on the Singapore Exchange, stock code: B58) from October 2017 to December 2017.

Mr. Bazin has earned his master ‘s degree in business management from Paris-Sorbonne University in France in 1985.

Mr. Gaurav BHUSHAN, aged 48, joined our Group and was appointed as an alternate director to Mr. Bazin on April 15, 2016.

Mr. Bhushan began his career with Accor in 1995 in Australia, where he held various posts in operations and finance before moving into development. Mr. Bhushan was the business development manager for Accor in Australia and New Zealand in 2000, and then VP development for North Asia and the Pacific region in 2004, and was subsequently appointed as the chief development and investment officer for Asia-Pacific from November 2011 to June 2015. Mr. Bhushan has led the Asia Pacific development teams of Accor since 2006. He has been the global chief development officer of Accor since July 2015, responsible for overseeing the group’s hotel development strategy worldwide. Mr. Bhushan joined Accor ‘s executive committee in January 2017.

Mr. Bhushan have also been an non-executive and non-independent director of Banyan Tree Holdings Ltd. (a company listed on the Singapore Exchange, stock code: B58) since December 2017.

He obtained a Master of Business Administration degree from the Royal Melbourne Institute of Technology in Australia in October 1997 and a graduate diploma in Applied Finance & Investments from the Securities Institute of Australia in March 2002.

Mr. Shangzhi ZHANG, aged 67, joined our Group and was appointed as a director on June 24, 2016. Mr. Zhang is responsible for participating in decision making of important matters of our Group.

Mr. Zhang has more than 30 years of experience in the hotel industry and in foreign trade. Mr. Zhang has been the executive director of Tianjin Amis Hotel Management Company since 2009. He acted as general delegate of Accor Hotel Group in China from January 1999 to December 2008, during which he was concurrently appointed as the executive director and general manager of Tianjin Accor Hotel Management Co., Ltd. in March 2003, and was responsible for brand Ibis’ development and operation in China. He successively served as head of manager office, assistant to general manager and deputy general manager at China Export Commodity Bases Development Corporation, from January 1993 to 1998. Prior to that, Mr. Zhang held several positions at the Ministry of Foreign Economic Relations and Trade of PRC from February 1978 to December 1992. He was third secretary of the Commercial Bureau of Chinese Embassy in Zaire from October 1981 to September 1985.

Mr. Zhang graduated from the University of International Business and Economics (formerly known as Beijing Institute of Foreign Trade) in the PRC with a major in French in January 1978. He studied for “joint interpreting and conference service” program at the Commission of the European Communities in Brussels from September 1987 to February 1988 and the French National School of Administration (École Nationale D’administration) in France from 1990 to 1991. In 2014, Mr. Zhang received the medal award of “Chevalier de Legion d’honneur” from French government.

Mr. John Jiong WU, aged 53, a co-founder of our Group, has served as our director since January 4, 2007. Mr. Wu is primarily responsible for supervising and providing independent judgment to our Board. Mr. Wu also serves as a director of China Lodging Holdings Singapore Pte. Limited, a supervisor of HanTing Technology (Suzhou) Co., Ltd. and HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., all of which are the subsidiaries of our Company.

Mr. Wu is the founding partner and chairman of FengHe Fund Management Pte Ltd. He served as the venture partner of Northern Light Venture Capital and was an angel investor and the chief technology officer of Alibaba Group. Mr. Wu was a non-executive director of Viva Biotech Holdings (a company listed on the Hong Kong Stock Exchange, stock code: 1873) from 2018 to 2020.

Mr. Wu received his Bachelor of Science from the University of Michigan in the United States in August 1989.

Ms. Tong Tong ZHAO, aged 53, a co-founder of our Group, has served as our director since February 4, 2007. Ms. Zhao is primarily responsible for supervising and providing independent judgment to our Board.

Ms. Zhao has served in several companies, including the supervisor of Shanghai Asia-Tang Health Technology Development Co., Ltd., the executive director of Shanghai Hong Ying Hi-Tech Co., Ltd., and the executive director of Shanghai Xie Cheng Science and Technology Co., Ltd..

Ms. Zhao received her Master of Engineering degree from Shanghai Jiao Tong University in the PRC in March 1992 and her Master of Business Administration degree from McGill University in Canada in June 2003. She also obtained her bachelor’s degree with a major in biomedical engineering and instrument from Southeast University in the PRC in July 1989.

Mr. Jian SHANG, aged 52, joined the Group and has served as our independent director since May 5, 2014. Mr. Shang is primarily responsible for supervising and providing independent judgment to our Board.

He has over 21 years of experience in corporate management and financial innovation. Mr. Shang has been the general manager of Hong Shang Asset Management Co., Ltd. since July 2013. From September 2006 to November 2012, he served as chief executive officer of UBS SDIC Fund Management Company. Prior to that, he served as chief executive officer of Yin Hua Fund Management Co., Ltd., deputy chief executive officer of Hua An Fund Management Co., Ltd, and head of strategic planning of Shanghai Stock Exchange respectively from January 2001 to June 2006. Previously, he was a deputy division director of China Securities Regulatory Commission.

Mr. Shang has been an independent non-executive director of Shanghai Realway Capital Assets Management Co., Ltd. (a company listed on the Hong Kong Stock Exchange, stock code: 1835) since October 2018.

Mr. Shang obtained his PhD in business administration and master of arts in economics from University of Connecticut in the United States in December 1997 and December 1994, respectively, and his bachelor ‘s degree with a major in industrial and foreign trade from Shanghai Jiao Tong University in the PRC in July 1989.

Mr. Theng Fong HEE, aged 65, was appointed as an independent director of the Company on July 20, 2020. Mr. Hee is mainly responsible for supervising and providing independent judgment to our Board. Mr. Hee is a qualified advocate and solicitor in Singapore with over 30 years of experience. Mr. Hee has been a consultant of Harry Elias Partnership LLP since January 2014. Mr. Hee is a fellow of Singapore Institute of Arbitrators and Chartered Institute of Arbitrators (UK). He is also on the panel of arbitrators in various arbitration institutions including Singapore International Arbitration Centre (SIAC), China International Economic and Trade Arbitration Commission (CIETAC), Beijing Arbitration Commission (BAC), Shanghai International Economic and Trade Arbitration Commission (SIETAC), Hong Kong International Arbitration Centre (HKIAC), Hainan International Arbitration Court (HIAC) and Asian International Arbitration Centre (AIAC). Mr. Hee is also an ambassador of Singapore International Mediation Centre (SIMC) and has been an accredited mediator of Singapore Mediation Centre (SMC) since March 2017.

Mr. Hee serves as an independent director of several listed companies, including Zheneng Jinjiang Environment Holding Company Limited (a company listed on the Singapore Exchange, stock code: BWM) since June 2016, Straco Corporation Limited (a company listed on the Singapore Exchange, stock code: S85) since April 2016, Yanlord Land Group Limited (a company listed on the Singapore Exchange, stock code: Z25) since October 2017, China Aviation Oil (Singapore) Corporation Ltd (a company listed on the Singapore Exchange, stock code: G92) since April 2019, Haidilao International Holding Ltd. (a company listed on the Hong Kong Stock Exchange, stock code:6862) since September 2018, Tye Soon Limited (a company listed on the Singapore Exchange, stock code: BFU) from May 1997 to June 2020, APAC Realty Limited (a company listed on the Singapore Exchange, stock code: CLN) from September 2017 to June 2020, First Resources Limited (a company listed on the Singapore Exchange, stock code: EB5) from October 2007 to May 2018, YHI International Limited (a company listed on the Singapore Exchange, stock code: BPF) from May 2003 to April 2018, and Datapulse Technology Limited (a company listed on the Singapore Exchange, stock code: BKW) from January 1994 to December 2017. Mr. Hee was also a director of Chinese Development Assistance Council from June 2012 to June 2018 and Singapore Chinese Cultural Centre from May 2015 to September 2019. He has been a director of Chua Foundation of Singapore since March 2015, F&H Singhome Fund II Ltd. since April 2012, and F&H Singhome Fund III Ltd. since August 2015.

Mr. Hee was awarded the Public Service Medal and Public Service Star awards by the Ministry of Home Affairs of Singapore respectively in 2008 and 2015. He was also appointed as a Justice of the Peace in April 2018.

Mr. Hee obtained his bachelor ‘s degree in law from National University of Singapore (formerly known as the University of Singapore) with honors in Singapore in May 1979 and also received a diploma in Chinese law from Soochow University in the PRC in October 2004. He has been admitted as an advocate and solicitor by the Supreme Court of Singapore since October 1981.

Ms. Lei CAO, aged 45, joined our Group and was appointed as an independent director on July 23, 2020. She is primarily responsible for supervising and providing independent judgment to our Board.

She has been the head of tax Greater China in Philips Electronic Singapore Pte Ltd. since May 2012. Prior to that, Ms. Cao served as a senior tax director from January 2010 to May 2012 and a tax director from October 2007 to December 2009 in Philips China Investment Co., Ltd. She was also a tax director in Philips Electronics Singapore Pte Ltd from January 2006 to September 2007 and the senior tax manager in Philips China Investment Co., Ltd. from November 2003 to December 2005. Her primary role is to manage a team to provide tax solutions for Philips group in the responsible market, as well as to support and secure Philips group’s interests and operations. Previously, Ms. Cao worked in Deloitte Touche Tohmatsu Certified Public Accountants LLP from September 1995 to October 2003 under various roles and her last position was a manager in the tax and business advisory department.

Ms. Cao received a bachelor ‘s degree with a major in international business management from Shanghai University of Finance and Economics in the PRC in July 1995. Ms. Cao is a PRC Certified Public Accountant, who has obtained her qualification from Shanghai Institute of Certified Public Accountants in December 2009, and is also a PRC Certified Tax Agent, who has obtained her qualification from Shanghai Certified Tax Agent Management Center in June 2000.

Senior Management

The senior management team of our Group and the details of experience of each of our senior management members are as follows:

Name	Age	Position(s)/ role and responsibilities	Time of joining our Group(4)	Date of appointment as Director
Hui JIN	42	President	February 2005	June 1, 2016
Xinxin LIU	42	Chief Digital Officer	September 2012	June 11, 2019
TEO Nee Chuan	49	Chief Financial Officer	November 2015	March 16, 2016

Mr. Hui JIN, aged 42, joined our Group in February 2005 and was appointed as the president of our Group on June 1, 2016. He is primarily responsible for PRC business of the Group.

Since he joined our Group, he has served as director of our Development Department, vice president and executive vice president of our Group, respectively. Mr. Jin worked with Shanghai Home Inns Hotels Management Limited as regional development manager during the period from March 2004 to December 2004.

Mr. Jin received his executive master’s degree from China Europe International Business in the PRC in August 2014, and a Bachelor of Science degree in Psychology from the East China Normal University in the PRC in July 2000.

Ms. Xinxin LIU, aged 42, joined our Group in September 2012 and has served as our Chief Digital Officer since June 2019. She is mainly responsible for our sales, loyalty program and information technology. She has previously served as our Chief Information Officer.

She was the founder and CEO of H-World Information and Technology Co., Ltd., which is an IT company incubated by our Group in November 2013. Prior to joining us, Ms. Liu worked in Alcatel-Lucent Shanghai Bell from July 1999 to September 2012, and was the IT head before she left.

Ms. Liu received her master’s degree in master of business administration from Fudan University in the PRC in January 2008, and her bachelor’s degree in economic information management from Beijing Technology and Business University (formerly known as Beijing Business Academy) in the PRC in June 1999.

Mr. TEO Nee Chuan, aged 49, joined our Group in November 2015 as deputy chief financial officer and has served as our chief financial officer since March 16, 2016. Mr. Teo is primarily responsible for the financial planning and analysis of our Group.

Mr. Teo has more than 20 years of experience in financial management of multinational corporations. Prior to joining us, he was chief financial officer of Rnomac International Limited, from November 2011 to August 2015. Mr. Teo worked in DDB Greater China Group, was appointed as the chief financial officer in September 2009, and was additionally appointed as the director of operations in January 2011. He previously served in Focus Media Group and was appointed as the financial deputy director in June 2007. Prior to that, from September 1994 to May 2007, Mr. Teo worked at Ernst & Young and Ernst & Young Business Services Ltd. In various positions in Kuala Lumpur and Toronto, including as a senior manager in the Transaction Advisory Services.

Mr. Teo has been an independent director of 111, Inc. (a company listed on the NASDAQ, ticker symbol: YI) since September 2018.

Mr. Teo received his Bachelor of Science in Accounting and Financial Analysis degree from The University of Warwick in the United Kingdom in July 1994. He is a Chartered Certified Accountant in the United Kingdom, who has obtained his qualification in July 1998 from The Association of Chartered Certified Accountants, and is a Certified Public Accountant in the United States and Hong Kong, who has obtained his qualification from American Institute of Certified Public Accountants in May 2002 and Hong Kong Society of Accountants in October 2003, respectively.

Each of our senior management members has confirmed that he or she does not and has not held any other directorships in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years immediately prior to the September 2, 2019.

COMPANY SECRETARY

Mr. Yuewu RONG, whose former name was Yaowu RONG, aged 50, was appointed as company secretary of our Company on July 20, 2020. Mr. Rong joined our Group in September 2011 and has served as the vice president of legal department of our Company.

Mr. Rong has more than 25 years of experience in legal consulting service. Prior to joining our Group, he served as a legal director in Shanghai Tianma Microelectronics Co., Ltd. from April 2007 to September 2011. Mr. Rong was a lawyer in two law firms during the period from March 1998 to April 2007. After graduation, he worked as a legal supervisor from January 1998 to February 1998 and as a legal executive from July 1995 to December 1997 in Xiamen International Trust Investment Co., Ltd.

Mr. Rong obtained his master’s degree and bachelor’s degree both with a major in law in Xiamen University in the PRC in July 1995 and July 1992, respectively.

Corporate Governance Rights of Shareholders

Pursuant to our articles of association, our directors may be elected by our Shareholders. If our Board appoints any person as a director to fill a casual vacancy or as an addition to our existing Board, such director shall be subject to re-election at our subsequent general meeting or annual general meeting. Notwithstanding the foregoing, our articles of association contains provisions in respect of director nomination rights granted to Winner Crown and Trip.com and a director designation right granted to AAPC (the “Corporate Governance Rights”). There is no provision in our articles of association which requires (a) the appointment of any nominee or designee (as the case may be) of Winner Crown, Trip.com or AAPC as a director or (b) the appointment of a director candidate which is nominated by any Shareholder, to be subject to Shareholders’ approval.

After the listing of our ADSs on NASDAQ, in accordance with our articles or as good corporate governance practice, we historically put forth a director appointed by our Board to fill a casual vacancy or as an addition to our existing Board or following the exercise of a Corporate Governance Right (as the case may be) for re-election by our Shareholders.

Once appointed, any director nominated or designated (as the case may be) of Winner Crown, Trip.com or AAPC may only be removed or replaced with the consent of the relevant Shareholder. Further details of the Corporate Governance Rights of Winner Crown, Trip.com and AAPC are as follows:

Winner Crown

Shortly after our Company was incorporated, a special resolution was passed by our then Shareholders on February 4, 2007 to approve the adoption of our amended and restated articles of association. Following such approval, our articles of association provided that for so long as our founder and co-founders (i.e. Mr. Qi Ji, Winner Crown, Ms. Tong Tong Zhao and Mr. John Jiong Wu) hold shares of our Company, they shall be entitled collectively by ordinary resolution voting as a separate class to appoint and remove two Directors. This director appointment right was terminated when our further amended and restated articles of association were adopted and became effective upon Listing of our ADSs on Nasdaq.

The amendment of our articles of association to include Winner Crown’s director nomination right was approved at our annual general meeting in 2012. Our articles of association then in effect provided that for so long as Winner Crown, together with its affiliates, continues to hold at least 25% of our total outstanding Shares, Winner Crown shall have the right to nominate two directors to our Board. However, any person nominated by Winner Crown to serve as director must be accepted by a majority of our Board before such nomination becomes effective. Any amendment or revocation of the relevant article in the Articles of Association requires the prior written consent of Winner Crown as long as Winner Crown is entitled to exercise its director nomination right thereunder.

Winner Crown’s director nomination right was subsequently amended in 2015. On November 10, 2015, our Board directed that resolutions for amending our articles of association to modify Winner Crown’s director nomination right be presented for voting at our annual general meeting in 2015. Such amendment was subsequently approved at our annual general meeting in 2015, pursuant to which the minimum shareholding requirement for Winner Crown and its affiliates decreased to 15% of our total outstanding Shares, but all other terms of the nomination right remained the same.

The grant of director nomination right to Winner Crown in 2012 and lowering of the minimum shareholding requirement for exercise of such right in 2015 were approved in consideration of the benefits of ensuring continuity of management of our Company. Please refer to the paragraph headed “Reasons for and benefits of grant of corporate governance rights” below for further details.

Trip.com

We entered into an investor and registration rights agreement with Trip.com on March 12, 2010 which, among other things, provided Trip.com with a director nomination right. Such right has been included in our articles of association, which were adopted with the approval of our Board and Shareholders at our extraordinary general meeting on the same day. Since our articles of association came into effect upon Listing of our ADSs on NASDAQ, they have provided that for so long as Trip.com, together with its affiliates, continues to hold at least 8% of our total outstanding Shares, Trip.com shall have the right to nominate one director to our Board. However, any person nominated by Trip.com to serve as director must be accepted by a majority of our Board before such nomination becomes effective. Trip.com previously nominated Mr. Min Fan, who was appointed as a director until January 1, 2018. Subsequently, Ms. Xiaofan Wang, the chief financial officer and executive vice president of Trip.com, was appointed as a director from January 1, 2018 to July 20, 2020. Ms. Wang currently serves as an observer of our Board. Any amendment or revocation of the relevant article in our articles of association requires the prior written consent of Trip.com, as long as Trip.com is entitled to exercise its director nomination right thereunder.

As of September 2, 2020, Trip.com held less than 8% of the total outstanding Shares and therefore its director nomination right under the Articles of Association has ceased to be effective. We will put forth a resolution at our next annual general meeting after the Listing to amend our articles of association by deletion of the article providing for Trip.com’s director nomination right.

AAPC

We entered into a securities purchase agreement with AAPC on December 14, 2014 which, among other things, provided AAPC with a director designation right. On November 10, 2015, our Board directed that resolutions for amending our articles of association to include such director designation right be presented for voting at our annual general meeting in 2015. Such amendment was subsequently approved at our annual general meeting in 2015. Since then, our Articles of Association have provided that subject to certain conditions and qualifications, AAPC, a wholly-owned subsidiary of Accor, shall have the right to designate one director to our Board and to any executive or management committee of our Board. Any person designated by AAPC shall be nominated and elected to our Board, provided that our Board shall only refrain from nominating and electing a designee of AAPC if it reasonably determines that such designee has a criminal record or would cause our Company to violate any anti-corruption rules or to lose any material licenses. AAPC designated Mr. Sébastien Bazin as a director and he has been appointed as a director since January 25, 2016. Any amendment or revocation of the relevant article in our articles of association requires the prior written consent of AAPC, as long as its director designation rights pursuant to such article have not terminated. Upon the occurrence of any termination event under the Deed of Voting and ROFR (e.g. if AAPC and its affiliates fail to hold a specified level of our shareholding in our Company for twelve consecutive months), AAPC’s director designation right shall also terminate.

Reasons for and benefits of grant of corporate governance rights

We believe that our directors had exercised their fiduciary duties when approving the grant of the director designation right to AAPC and director nomination right to Winner Crown and Trip.com, which were for the interest of our Company and Shareholders as a whole, given each of such right was approved by our Shareholders at the relevant general meeting of our Company and the following benefits and commercial reasons:

Winner Crown

(i) Winner Crown is ultimately owned by Mr. Qi Ji, our founder. Under his leadership, our Company has maintained management continuity and achieved fast growth, and has effectively grown into a world leading hotel group, operating and managing multi-brand hotels through consistent technological innovation and business modernization. The grant of director nomination right to Winner Crown was approved at our annual general meeting in 2012;

Trip.com

(ii) Trip.com is a leading travel service provider of online travel and related services. Having Trip.com as a supplier since the commencement of our operations and eventually a major supplier, as well as one of our principal shareholders, we have been able to benefit from Trip.com’s service offerings, customer base, and geographic coverage. The grant of director nomination right to Trip.com was approved by our Board and Shareholders in 2010;

AAPC

(iii) the director designation right was granted to AAPC as part of the strategic alliance between our Group and Accor formed back in December 2014, further details of which are disclosed in the section headed “History and Corporate Structure—Strategic Alliance with Accor” of this prospectus. Among other things, the strategic alliance contemplated the grant of franchise rights by Accor to our Group for developing hotels under Accor brands in the PRC, Taiwan and Mongolia and resulting enlargement of our Group’s brand portfolio with international midscale and upscale brands. Further, it was expected that the strategic alliance with Accor could combine the distribution channels and strengths of both groups, create value and thereby enhance the competitiveness of our Group;

(iv) when our directors considered the terms of such transaction documents (including the grant of director designation right to AAPC) as a package, they had assessed all the relevant factors, including the overall benefits that the strategic alliance with Accor would expect to bring to the business of our Group and the potential economic interests generated from such strategic alliance and other factors as set out above. The grant of director designation right to AAPC was approved by our Board and our Shareholders in 2015; and

(v) we expect Accor to designate a suitable candidate with sufficient qualification, competence, knowledge and experience as a director. Upon exercise of its director designation right, AAPC designated Mr. Sébastien Bazin as a director and Mr. Bazin’s appointment was subsequently approved by both the Board and Shareholders. For further details of Mr. Bazin’s extensive expertise and experience, please refer to the section headed “Board of Directors—Directors” of this section.

In addition, after the amendments to our articles pursuant to Rule 19C.07 of the Hong Kong Listing Rules are approved at our annual general meeting after Listing, any Shareholder or Shareholders holding in aggregate not less than 10% of the voting rights of our Company shall have the right to request to convene a general meeting and add a resolution to nominate a director.

Based on the above, our directors are of the view that the grants of the director designation right to AAPC and director nomination right to Winner Crown and Trip.com do not contravene any specific shareholders’ protection requirement under Rule 19C.07 of the Hong Kong Listing Rules. Our directors also confirm that the grant of such rights complies with all the applicable U.S. laws, regulations and exchange rules. The Joint Sponsors, on the basis of above and considering these arrangements are not uncommon for companies listed on the stock exchanges in the United States, concur.

Audit Committee

Our Audit Committee currently consists of Mr. Jian Shang, Mr. Theng Fong Hee and Ms. Lei Cao. The chairman of our Audit Committee is Mr. Shang, who satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Mr. Shang, Mr. Hee and Ms. Cao satisfy the “independence” requirements of the NASDAQ and SEC regulations and are independent non-executive directors for the purpose of the Hong Kong Listing Rules.

Compensation

The aggregate amount of compensation and benefits in kind paid to the directors and senior management members for the three years ended December 31, 2017, 2018 and 2019 were approximately RMB7.2 million, RMB8 million and RMB9 million, respectively.

BOARD DIVERSITY POLICY

We have adopted a diversity policy (the “Board Diversity Policy”) which sets out the objective and approach to achieve and maintain diversity of our Board in order to enhance the effectiveness of our Board. Pursuant to the Board Diversity Policy, we seek to achieve diversity of our Board through the consideration of a number of factors when selecting candidates to our Board, including but not limited to professional experience, skills, knowledge, education background, age, gender, cultural and ethnicity and length of service.

Our directors are of different nationalities, including Australia, Canada, China, France and Singapore. They have a balanced mix of knowledge and skills, including in accounting, legal, finance, corporate management, consulting and hotel business. They obtained degrees in various areas such as engineering, economics, finance, law and science.

Our Board is responsible for reviewing the diversity of our Board. After the Listing, our Board will monitor the implementation of the Board Diversity Policy and review the Board Diversity Policy from time to time to ensure its effectiveness.

SHARE CAPITAL

REGISTRATION RIGHTS

Section 5 of the Securities Act makes it unlawful for any person to offer or solicit an offer to purchase any security unless a registration statement has been filed with the SEC with respect to the security or sell such security unless the registration statement has become effective, unless an exemption is available. In 2010 and 2014, we sold certain ordinary shares in unregistered offerings to Trip.com and AAPC Hong Kong Limited (“AAPC”), respectively. In the securities purchase agreements we entered into with Trip.com and AAPC, respectively, we also granted board seat rights to them, as a result of which they may be deemed as our affiliates. Rule 144 under the Securities Act provides an exemption for the sale of restricted securities and securities held by affiliates, subject to a number of requirements in respect of reporting of the issuer under the Exchange Act, sale volume, holding period and manner of sale. To facilitate potential sale of our ordinary shares held by Trip.com and AAPC or securities convertible into or exchangeable for those shares, we have granted them registration rights to register those securities in certain circumstances, so that once registered, the securities can be freely sold in the U.S.

Investor and Registration Rights Agreements Entered into with Trip.com and AAPC on March 12, 2010 and January 25, 2016, respectively

Pursuant to the investor and registration rights agreements we entered into with Trip.com and AAPC on March 12, 2010 and January 25, 2016, respectively, we have granted certain registration rights to Trip.com and AAPC (each, an “Investor” and together, the “Investors”), which have not been exercised as at the Latest Practicable Date. The registration rights entitle AAPC and Trip.com to, subject to conditions, request our Company to effect a registration statement with the SEC covering the registration of at least 50% of the registrable securities held by it, or a registration statement on Form F-3 with respect to all or any of the registrable securities held by it. Further, our Company must notify AAPC and Trip.com in writing at least 30 days prior to filing any registration statement and allow each of them an opportunity to include in that registration all or any of its registrable securities held. We set forth below further details of the registration rights we granted to them.

Demand Registration Rights

Subject to any applicable lock-up agreement it may enter into, each Investor may request in writing that we effect a registration statement with the SEC covering the registration of at least fifty percent (50%) of the registrable securities held by such Investor. Upon receipt of such a request, we are required to use our best efforts to effect, as soon as practicable, such registration statement relating to such demand registration. If the Investor intends to distribute the registrable securities covered by its request by means of an underwriting, then the Investor shall so advise us as part of its request.

We are obligated to effect no more than three (3) such demand registration for each Investor. We are not obligated to effect any such registration if we have, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act pursuant to Investors demand registration rights or Form F-3 registration rights or in which the Investors had an opportunity to participate pursuant to piggyback registration rights. We have the right to defer the filing of the registration statement up to 90 days if our board of directors determines in good faith that such registration would be materially detrimental to us and our Shareholders; provided that we may not utilize this right more than once in any twelve-month period, and provided further that we shall not register any other of our ordinary shares during such twelve-month period.

Piggyback Registration Rights

If we propose to file a registration statement under the Securities Act for purposes of effecting a public offering for our own account, we must notify the Investors in writing at least thirty (30) days prior to filing any registration statement and afford holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities then held. If an investor desires to include in any such registration statement, it shall notify us the intention to participate and the number of registrable securities the holder wishes to include in such registration statement in writing within twenty (20) days after receipt of notice from us. If a registration statement under which we give notice to investors is for an underwritten offering, then we shall so advise the Investors. In such event, the right of any Investor’s registrable securities to be included in a registration will be conditioned upon the Investor’s participation in such underwriting and the inclusion of the Investor’s registrable securities in the underwriting.

Form F-3 Registration Rights

An investor may request in writing that we effect a registration statement on Form F-3 with respect to all or any part of the registrable securities owned by the investor. In this case, we will be required to, as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of such registrable securities of the Investor as are specified in such request, together with all or such portion of the registrable securities of any other Investor joining in such request as are specified in a written request given within twenty (20) days after we provide the notice contemplated above.

We are not obligated to effect any such registration, if (1) the Form F-3 is not available for such offering by the Investors; (2) the aggregate anticipated price to the public of any registrable securities which such investors propose to sell pursuant to such registration, together with the aggregate anticipated price to the public of any other securities we are entitled to include in such registration, is less than US$500,000; (3) our board of directors determines in good faith that such registration and offering would be materially detrimental to us and our shareholders, provided that we may not utilize this right more than once in any twelve-month period, we have the right to defer the filing of the registration statement up to 90 days, provided that we shall not register any of our other Shares during such 90-day period; or (4) we have, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act other than a underwriting registration from which the registrable securities of holders have been excluded.

Expenses of Registration

We will pay all expenses (other than the underwriting discounts and selling commissions) in complying with any demand registration, piggyback registration or the F-3 registration, including without limitation, all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company and reasonable fees and disbursement of the Investor’s counsel. We will not, however, be required to pay for any expenses of any registration proceeding begun pursuant to these registration rights if the registration request is subsequently withdrawn at the request of the Investors.

Supplemental Registration Rights Agreements Entered into with Trip.com on August 3, 2020

Pursuant to the indenture dated July 20, 2020 (the “Indenture”), between Trip.com, as the issuer, and The Bank of New York Mellon, as the trustee (the “Trustee”), Trip.com has issued to certain investors US$500,000,000 principal amount of its 1.50% Exchangeable Senior Notes due 2027 (the “Notes”), which will initially be exchangeable for cash, our American depositary shares (the “ADSs”), each representing one Share, or a combination of cash and ADSs, at Trip.com’s election, pursuant to the terms and subject to the conditions set forth in the Indenture. Pursuant to the Indenture, prior to the date that is six months following July 20, 2020 (the date of original issuance of the Notes), and at all times thereafter, Trip.com and a collateral agent will enter into a collateral agreement, pursuant to which the exchange obligations of Trip.com will be secured by a pledge of, and the collateral agent on behalf of the noteholders will have an enforceable, first priority security interest in (subject to customary exceptions) a certain number of our Shares as determined pursuant to the Indenture. Pursuant to the Indenture, Trip.com has requested us to provide certain additional registration rights with respect to resales of any ADSs deliverable upon exchange of the Notes or upon any enforcement, as well as the ordinary shares represented thereby, by noteholders under the Securities Act. As such, we entered into a supplemental registration agreement with Trip.com on August 3, 2020.

We are obligated to prepare and file with the SEC a shelf registration statement, or Delivery Registration Statement (which must be an automatic shelf registration statement if our Company is then a well-known seasoned issuer as defined in Rule 405 of the Securities Act), under Rule 415 under the Securities Act or any successor provision to cover the delivery of the registrable securities and shall have such Delivery Registration Statement declared effective by the SEC or, if eligible, become automatically effective upon filing, as the case may be, prior to July 20, 2021. Subject to the terms and conditions under this agreement, we shall use our best efforts to maintain the effectiveness of the Delivery Registration Statement filed until the earliest of (i) the date on which there are no longer outstanding any Notes, (ii) following any enforcement in respect of all of the registrable securities then pledged pursuant to the collateral agreement, the earlier of (a) 30 trading days following such enforcement and (b) the date on which all registrable securities have been disposed of by the collateral agent or noteholders, as applicable, and (iii) the date on which the ADSs (or other common equity or ADSs in respect of common equity underlying the Notes for which the Notes are then exchangeable) cease to be listed on any of the New York Stock Exchange, The Nasdaq Global Select Market, or The Nasdaq Global Market (or any of their respective successors).

If and only if we are not then permitted to file and have made effective a Delivery Registration Statement, we shall prepare and file with the SEC a shelf registration statement, the Resale Registration Statement, as a “shelf” registration statement under Rule 415 under the Securities Act or any successor provision to cover the resale of the registrable securities by noteholders from time to time (or, if applicable, upon any enforcement) and are required to have such Resale Registration Statement declared effective by the SEC or, if eligible, become automatically effective upon filing, as the case may be, prior to July 21, 2021. To enable resale through brokers and dealers from time to time of the registrable securities by holders in respect of the registrable securities held by them, we are required to use our best efforts to maintain the effectiveness of the Resale Registration Statement until the earliest of (i) the 30th trading day immediately following the maturity date of the Notes, (ii) the date on which all of the registrable securities have been sold pursuant to either the Resale Registration Statement or Rule 144, (iii) following any enforcement in respect of all of the registrable securities then pledged pursuant to the collateral agreement, the earlier of (a) 30 trading days following such enforcement and (b) the date on which all registrable securities have been disposed of by the collateral agent or noteholders, as applicable, and (iv) the date on which the ADSs (or other common equity or ADSs in respect of common equity underlying the Notes for which the Notes are then exchangeable) cease to be listed on any of the New York Stock Exchange, The Nasdaq Global Select Market, or The Nasdaq Global Market (or any of their respective successors).

If, at any time, Trip.com has not been an “affiliate” of us for more than three (3) months, our obligations under this supplement registration agreement shall be suspended until Trip.com becomes an “affiliate” of us again.

Except certain legal fees agreed between Trip.com and us, all reasonable expenses (other than underwriting discounts and commissions and the fees and disbursements of counsel of any noteholders) incurred in connection with the additional registrations, filings, and qualifications described in the supplemental registration rights agreement, including without limitation, all registration, filing, and qualification fees, printers’ and accounting fees and the fees and disbursements of counsel incurred by us will be borne by Trip.com.

Limitation on Granting of Further Registration Rights

Without the prior written consent of the Investors, we are not allowed to grant, or cause or permit to be created, for the benefit of any person any registration rights of any kind relating to any our securities that is more favorable to such third-party that those have been granted to the Investors.

MAJOR SHAREHOLDERS

The following section sets forth updated information concerning certain of our major shareholders subsequent to the filing of our 2019 Form 20-F.

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Shares as of September 2, 2020, by:

(a)              each of our directors and executive officers;

(b)              our directors and executive officers as a group; and

(c)               each person known to us to beneficially own more than 5% of our total outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, we have included Shares held by the person, as well as Shares that the person has the right to acquire within 60 days of September 2, 2020 , including through the vesting of restricted stock and the exercise of any option or other right. These Shares, however, are not included in the computation of the percentage ownership of any other person. We have one class of Shares, and each holder of our Shares is entitled to one vote per Share.

Name	Shares beneficially owned(1)		Percent
Directors and Executive Officers:
Qi Ji	99,592,728	(2)	33.53%
John Jiong Wu	7,674,388	(4)	2.58%
Tong Tong Zhao	26,324,652	(3)	8.86%
Shangzhi Zhang	*		*
Jian Shang	*		*
Sébastien, Marie, Christophe Bazin	—		—
Gaurav Bhushan	—		—
Min Zhang	*		*
Hee Theng Fong	—		—
Lei Cao	—		—
Hui Jin	*		*
Xinxin Liu	*		*
Teo Nee Chuan	*		*
All Directors and Executive Officers as a Group	107,840,341		36.30%
Principal Shareholders:
Winner Crown	72,344,905	(5)	24.36%
Accor	15,543,167	(6)	5.23%
East Leader	26,224,652	(7)	8.83%
Invesco Ltd.	35,980,590	(8)	12.11%
Trip.com	22,049,446	(9)	7.42%

* Less than 1%.

(1)                                 The number of shares outstanding in calculating the percentages for each listed person or group includes the Shares underlying options held by such person or group exercisable within 60 days after September 2, 2020. The total outstanding shares of the Company exclude treasury Shares and Shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans. Percentage of beneficial ownership of each listed person or group is based on (i) 297,027,044 Shares outstanding as of September 2, 2020, and (ii) the Shares underlying share options exercisable by and restricted stock vested to such person within 60 days after the September 2, 2020.

(2)                                 Includes (i) 72,344,905 Shares held by Winner Crown, a company wholly owned by Sherman Holdings, which is in turn wholly owned by Credit Suisse Trust Limited (“CS Trustee”). CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries, (ii) 1,023,171 Shares held by Mr. Qi Ji, and (iii) 16,000,000 ADSs representing 16,000,000 Shares, which have been pledged to a third party financial institution to secure a borrowing, and 10,224,652 Shares held by East Leader, over which Mr. Ji has voting power pursuant to powers of attorney dated November 27, 2014. East Leader is wholly owned by Perfect Will Holdings Limited, (“Perfect Will”), a British Virgin Islands company, which is in turn wholly owned by Asia Square Holdings Ltd. (“Asia Square”), as nominee for J. Safra Sarasin Trust Company (Singapore) Ltd. (“Sarasin Trust”). Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries.

(3)                                 Includes (i) 100,000 Shares, and (ii) 16,000,000 ADSs representing 16,000,000 Shares, which have been pledged to a third party financial institution to secure a borrowing, and 10,224,652 Shares held by East Leader, a company wholly owned by Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square, as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries. Ms. Zhao is the sole director of East Leader.

(4)                                 Includes 7,674,388 Shares held by Mr. John Jiong Wu.

(5)                                 Winner Crown is wholly owned by Sherman Holdings, which is in turn wholly owned by CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji, our founder and executive chairman, and his family members, are the beneficiaries. Mr. Ji is the sole director of Winner Crown. The address of Winner Crown is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)                                 Includes (i) 10,563,167 Shares issued to AAPC, as reported in a Schedule 13D filed by Accor and AAPC on December 10, 2019, and (ii) 4,980,000 ADSs representing 4,980,000 Shares that Accor acquired in the open market between December 14, 2014 and May 7, 2015 and transferred to AAPC on May 7, 2015. Accor is a company incorporated under the laws of France and its registered office is 82 rue Henri Farman, 92130 Issy-les-Moulineaux. AAPC is a company incorporated in Hong Kong and its registered office is Room 803, 8/F, AXA Centre, 151, Gloucester Road, Wan Chai, Hong Kong.

(7)                                 East Leader is wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Asia Square Holdings Ltd., as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members, are the beneficiaries. Ms. Zhao is the sole director of East Leader. The address of East Leader is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(8)                                 Based on Amendment No. 1 to Schedule 13G filed with the SEC by Invesco Ltd. on February 7, 2020.

(9)                                 Includes (i) 7,202,482 Shares that Trip.com purchased from us, (ii) an aggregate of 11,646,964 of our Shares that Trip.com purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 3,200,000 ADSs representing 3,200,000 Shares that Trip.com subscribed in our initial public offering. Trip.com is a Cayman Islands company and its address is 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

RELATED PARTY TRANSACTIONS

The following section sets forth updated information concerning related party transactions subsequent to the filing of our 2019 Form 20-F.

Transactions with Trip.com

We conduct transactions in the ordinary course of our business with Trip.com, an entity in which Mr. Qi Ji, our founder, is a co-founder and independent director. Trip.com rendered reservation services to us to facilitate our customers in making reservations at our hotels from Trip.com’s hotel booking system. For the three years ended December 31, 2017, 2018 and 2019 and the three months ended March 31, 2019 and 2020, the aggregate commission fees of our leased and owned hotels paid to Trip.com for its reservation services amounted to RMB77 million, RMB61 million, RMB72 million, RMB16 million and RMB6 million (US$1 million), respectively. In 2018 and 2019 and the three months ended March 31, 2019 and 2020, the lease expenses of our leased and owned hotel paid to Trip.com amounted to RMB18 million, RMB18 million, RMB4 million and RMB5 million (US$1 million), respectively.

In a private placement before our initial public offering in 2010, Trip.com purchased 7,202,482 Shares from us and an aggregate of 11,646,964 of our Shares from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited at a price equal to the initial public offering price per share. The investments by Trip.com were made pursuant to transactions exempt from registration under the Securities Act. In connection with these transactions, Trip.com was granted registration rights substantially similar to those granted to certain holder of our registrable securities under our amended and restated shareholders agreement. In addition, we have granted Trip.com the right to nominate one person to serve on our Board as long as Trip.com and its affiliates continuously maintain (i) at least 5% of our total outstanding Shares in the three years following the closing of our initial public offering and (ii) at least 8% of our total outstanding Shares thereafter. However, any person nominated by Trip.com to serve as a director must be accepted by a majority of our Board, in their reasonable discretion, before such nomination becomes effective. In addition, Trip.com subscribed a total of 3,200,000 ADSs in our initial public offering at the initial public offering price. The ADSs issued and sold to Trip.com are on the same terms as the other ADSs being offered in our initial public offering.

For the three years ended December 31, 2017, 2018 and 2019 and the three months ended March 31, 2019 and 2020, we provided marketing and training services to Trip.com and recorded service fees from Trip.com amounted to RMB24 million, RMB12 million, RMB41 million, nil and RMB38 million (US$5 million), respectively.

Transaction with Sheen Star

We recognized service fees from Sheen Star in the amount of RMB1 million and RMB1 million (US$0.1 million) for the three months ended March 31, 2019 and 2020, respectively.

Sheen Star and its subsidiaries primarily engage in property management and one of its subsidiaries is a franchisee of our Group.

Transaction with Accor

In January 2016, we completed strategic alliance transactions with Accor to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance with Accor. After the transaction, Accor became one of our principal shareholders and was granted a right to designate one director to our Board of directors. We recorded brand use fee, reservation fee and other related service fee to Accor of RMB4 million and RMB4 million (US$1 million) for the three months ended March 31, 2019 and 2020, respectively. We also recognized service fee from Accor of RMB2 million and RMB1 million (US$0.1 million) for the three months ended March 31, 2019 and 2020.

Transaction with Cjia Group

China Cjia Group Limited (“Cjia Group”) is one of our equity investees. We sold goods and provided IT and other services to Cjia Group amounted to RMB7 million and RMB4 million (US$1 million) for the three months ended March 31, 2019 and 2020, respectively.

For the three months ended March 31, 2019 and 2020, we received sublease income from Cjia Group amounted to RMB3 million and RMB4 million (US$1 million), respectively.

Transaction with China Hospitality JV

For the year ended December 31, 2018, we, together with TPG, invested in China Hospitality JV, Ltd. (“China Hospitality JV”), in which we own 20% equity interest. We provided service fee amounted to RMB1 million and RMB26 million (US$4 million) to China Hospitality JV for the three months ended March 31, 2019 and 2020, respectively.

Transaction with Smart Lodging

Smart Lodging Group (Cayman) Limited (“Smart Lodging”) is one of our equity investees. For the three months ended March 31, 2019 and 2020, we made shareholder loan payment to Smart Lodging amounted to RMB20 million and was insignificant, respectively.

Transaction with Lianquan

Shanghai Lianquan Hotel Management Co., Ltd (“Lianquan”) is one of our equity investees. For the three months ended March 31, 2019 and 2020, the sublease income we received from Lianquan amounted to nil and RMB3 million (US$0.4 million), respectively.

REGULATIONS

The following section sets forth updated information concerning certain regulations to which we are subject subsequent to the filing of our 2019 Form 20-F.

PRC REGULATIONS

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulations governing foreign ownership of hotel businesses in the PRC are the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2020) issued on June 23, 2020, which became effective on July 23, 2020 and the Industry Guidelines on Encouraged Foreign Investment (Edition 2019) issued on June 30, 2019, which became effective as of July 30, 2019, both of which were promulgated by the PRC Ministry of Commerce, or the MOC, and the National Development and Reform Commission, or the NRDC. Pursuant to these regulations, there are no restrictions on foreign investment in limited service hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Similar with other industries in China, regulations governing the hotel industry in China are still developing and evolving. As a result, most legislative actions consist of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations. This section summarizes the principal PRC regulations currently relevant to our business and operations.

Regulations on Hotel Operation

The Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry in November 1987 and amended it in 2011, and the State Council promulgated the Decision of the State Council on Establishing Administrative License for Necessarily Retained Items Requiring Administrative Examination and Approval in June 2004 and amended it in January 2009 and August 2016, respectively. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. Pursuant to the Measures for the Control of Security in the Hotel Industry, hotels failing to obtain the special industry license may be subject to warnings or fines of up to RMB200. In addition, pursuant to the Law of the PRC on Penalties for the Violation of Public Security Administration promulgated in August, 2005 and amended in October 2012, and various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines. Operators of hotel businesses who have obtained the special industry license but violate applicable administrative regulations may also be subject to revocation of such licenses in serious circumstances.

The State Council promulgated the Administrative Regulations on Sanitation of Public Places in April 1987 and amended it in February 2016 and in April 2019, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Administrative Regulations on Sanitation of Public Places, which was amended in January 2016 and December 2017, according to which, starting from May 1, 2011, hotel operators shall establish sanitation management system and keep records of sanitation management. The Standing Committee of the National People’s Congress, or the SCNPC enacted the Food Safety Law of the PRC in February 2009, which was most recently amended in December 2018, according to which any hotel that provides food must obtain a license. China Food and Drug Administration, or the CFDA, enacted the Administrative Measures on Administration of Food Business Licensing in August 2015 and amended it in November 2017, according to which any entity involving sales of food or food services must obtain a food business license, and any food service license which had been obtained prior to October 1, 2015 will be replaced upon expiry by the food business license. Pursuant to the Food Safety Law of the PRC, hotels failing to obtain the food business license (or formerly the food service license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale, and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000, or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000.

The Fire Prevention Law of the PRC, promulgated in April 1998 and amended in October 2008 and in April 2019 by the SCNPC, and the Provisions on Supervision and Inspection on Fire Prevention and Control, promulgated on April 30, 2009 and effective as of May 1, 2009 and amended on November 1, 2012 by the Ministry of Public Security, require that (i) the fire prevention design documents of special construction projects, such as hotels with overall floor area of more than 10,000 square meters, shall be reviewed and inspected by local housing and urban-rural development authorities before construction; (ii) the construction of specific construction projects, such as hotels with overall floor area of more than 10,000 square meters, shall be inspected and accepted by local housing and urban-rural development authorities from a fire prevention perspective before completion; and (iii) the public gathering places, such as hotels, shall  complete fire prevention safety inspection with the local fire and rescue department, which is a prerequisite for business opening. Pursuant to these regulations, related hotels failing to obtain approval of fire prevention inspection and acceptance or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000.

In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places, which was amended in February 2016. The Ministry of Culture issued the Administrative Measures for Entertainment Places in February 2013 and amended it in December 2017. Under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

On November 9, 2010, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration approved and issued Classification and Accreditation for Star-rated Tourist Hotels (GB/T14308-2010), which became effective on January 1, 2011. On November 19, 2010, the National Tourist Administration promulgated the Implementation Measures of Classification and Accreditation for Star-rated Tourist Hotels, which became effective on January 1, 2011. Under these regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for three years.

On September 21, 2012, the Ministry of Commerce promulgated the Provisional Administrative Measures for Single-purpose Commercial Prepaid Cards, which was amended in August 18, 2016. Pursuant to this regulation, if an enterprise engaged in retail, accommodation and catering, or residential services issues any single-purpose commercial prepaid card to its customers, it shall undergo a record-filing procedure. For a hotel primarily engaged in the business of accommodation, the aggregate balance of the advance payment under the single-purpose commercial prepaid cards it issued shall not exceed 40% of its income from its primary business in the previous financial year.

On April 25, 2013, the Standing Committee of the National People’s Congress issued the Tourism Law of the PRC, which became effective on October 1, 2013 and was most recently amended on October 26, 2018. According to this law, the accommodation operators shall fulfill their obligations under the agreements with customers. If the accommodation operators subcontract part of their services to any third party or involve any third party to provide services to customers, the accommodation operators shall assume the joint and several liabilities with the third parties for any damage caused to the customers.

Regulations on Environmental Protection

In February 2012, the SCNPC issued the newly amended Law of the PRC on Promoting Clean Production , which regulates service enterprises such as restaurants, entertainment establishments and hotels and requires them to use technologies and equipment that conserve energy and water, serve other environmental protection purposes, and reduce or stop the use of consumer goods that waste resources or pollute the environment.

According to the Environmental Protection Law of the PRC promulgated by the SCNPC on December 26, 1989 and last amended on April 24, 2014, the Environmental Impact Assessment Law of the PRC promulgated by the SCNPC on October 28, 2002 and last amended on December 29, 2018, the Administrative Regulations on Environmental Protection for Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017, and the Administrative Measures on Completion Acceptance of Environmental Protection in Construction Projects promulgated by the Ministry of Environmental Protection on December 27, 2001 and amended on December 22, 2010, hotels shall submit a Report/Form on Environmental Impact Assessment and an Application Letter for Acceptance of Environmental Protection Facilities in Construction Projects to competent environmental protection authorities for approvals before commencing the operation. Pursuant to the Administrative Measures on Completion Acceptance of Environmental Protection in Construction Projects, any hotel failing to obtain the approval of the Report/Form of Environmental Impact Assessment may be ordered to cease construction and restore the property to its original state, and according to the violation activities committed and the harmful consequences thereof, be subject to fines of no less than 1% but no more than 5% of the total investment amount for the construction project of such hotel. The person directly responsible for the project may be subject to certain administrative penalties. Pursuant to the Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects, any hotel failing to obtain an Acceptance of Environmental Protection Facilities in Construction Projects may be subject to fines and an order to obtain approval within a specified time limit.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Control Regulations of the PRC promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made.

The Circular on Reforming the Management Method regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“Circular 19”), promulgated on March 30, 2015 and last amended on December 30, 2019, allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. Under the Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. The SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, the Circular 19 and the Circular on Reforming and Regulating the Management Policies on the Settlement of Capital Projects continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use.

On October 23, 2019, the SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment (“Circular 28”). Pursuant to Circular 28, on the basis of allowing investment-oriented foreign-invested enterprise (including foreign-invested investment companies, foreign invested venture capital enterprises and foreign-invested equity investment enterprises) to use capital funds for domestic equity investment in accordance with laws and regulations, non-investment foreign-invested enterprises shall be allowed to use capital funds for domestic equity investment in accordance with the laws under the premise of not violating the Negative List and the authenticity and compliance of their domestic invested projects.

According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, with no need to provide the evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank shall conduct spot checking in accordance with the relevant requirements.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules were issued by the SAFE on January 5, 2007, both of which became effective on February 1, 2007. The Implementation Rules was later amended on May 29, 2016. Under these regulations, all foreign exchange matters involved in the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals shall be transacted upon approval from the SAFE or its authorized branch. On February 25, 2012, the SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company, or Circular 7, to replace the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company. Under Circular 7, the board members, supervisors, officers or other employees, including PRC citizens and foreigners having lived within the territory of the PRC successively for at least one year of a PRC entity, who participate in stock incentive plans or equity compensation plans by an overseas publicly listed company, or the PRC participants, are required, through a PRC agent or PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, the SAFE. We and our PRC participants who have been granted stock options are subject to Circular 7. If our PRC participants who hold such options or our PRC subsidiary fail to comply with these regulations, such participants and their PRC employer may be subject to fines and legal sanctions.

Regulations on Foreign Investment

The SCNPC enacted the Foreign Investment Law of the PRC on March 15, 2019 and the State Council promulgated the Implementation Regulations of Foreign Investment Law of the PRC on December 26, 2019, both of which came into force on January 1, 2020. On December 30, 2019, the MOC and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which also became effective on January 1, 2020. Under these laws and regulations, foreign investors or foreign-invested enterprises shall report and update investment information to the competent department for commerce through the Enterprise Registration System and the Enterprise Credit Information Publicity System. Any foreign investor or foreign-invested company found to be non-compliant with these reporting obligations may potentially be subject to fines and legal sanctions.

The Foreign Investment Law of the PRC, together with its Implementation Regulations replaced, in their entirety, the trio of previous laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Generally speaking, the Company Law of the PRC or the Partnership Law of the PRC (promulgated by the SCNPC in February 1997 and amended in August 2006) shall apply with respect to the organization of foreign-invested enterprises. The Foreign Investment Law of the PRC provides that foreign invested enterprises established according to the previous laws regulating foreign investment may maintain their current structure and corporate governance during the five-year transition period. This infers that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in the transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance requirements may lead to regulatory incompliance and hence materially and adversely affect our current corporate structure, corporate governance and business operations.

Regulations on Labor Contracts and Social Security

The Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994, came into effect on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, the Labor Contract Law of the PRC that became effective on January 1, 2008, as amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law of the PRC which was promulgated and came into effect on September 18, 2008 by the State Council seek to clarify the responsibilities of both employers and employees and codifies certain basic rights and protections of employees. Among others, the Labor Contract Law of the PRC provides that after completing two fixed-term employment contracts, an employee that desires to continue working for an employer is entitled to require a non-fixed-term employment contract. In addition, employees who have been employed for more than ten years by the same employer are entitled to require a non-fixed-term contract. The Labor Contract Law of the PRC also requires that the employees dispatched from human resources outsourcing firms or labor agencies be limited to temporary, auxiliary or substitute positions. Furthermore, an employer may be held jointly liable for any damages to its dispatched employees caused by its human resources outsourcing firm or labor agency if it hired such employees through these entities. According to the Interim Provisions on Labor Dispatch, which was promulgated in December 2013 to implement the provisions of the Labor Contract Law of the PRC regarding labor dispatch, a company is permitted to use dispatched employees for up to 10% of its labor force and the companies currently using dispatched employees are given a two-year grace period after March 1, 2014 to comply with this limit.

According to the Individual Income Tax Law of the PRC, which was promulgated on September 10, 1980 by the National People’s Congress, last amended by the SCNPC on August 31, 2018 and came into effect on January 1, 2019, companies operating in China are required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. According to the Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, came into effect on July 1, 2011, and was amended on December 29, 2018, the Provisional Regulations on the Collection and Payment of Social Insurance Premium, which was promulgated by the State Council on January 22, 1999 and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Council on April 3, 1999 and came into effective on the same date, and was amended on March 24, 2002 and March 24, 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and housing provident funds. Employers who fail to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

Considering the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the labor contract law, and the interpretation and implementation of these regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

OTHER REGULATION

Regulation on Information Protection on Networks in Europe

The Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (GDPR), complemented by EU Member States law on data protection (e.g. in Germany the German Federal Data Protection Act), imposes certain requirements on the processing of personal data relating to natural persons. GDPR requirements will apply both to companies established in the EU and to companies, such as us, that are not established in the EU but process personal data of individuals who are in the EU (and in the EEA subject to the enactment of implementation procedures), where the processing activities relate to: (a) the offering of goods or services, irrespective of whether a payment of the data subject is required, to such data subjects in the EU; or (b) the monitoring of their behavior as far as their behavior takes place within the EU. Therefore, the GDPR applies to our EU entities as well as the offering of services by our non-EU entities when EU guests are targeted. The GDPR imposes on subject companies a large number of obligations, which relate for example, but are not limited, to (i) the principles applying to the processing of personal data, for example, lawfulness, fairness, transparency, purpose limitation, data minimization and “privacy by design”, accuracy, storage limitations to process and store personal data only as long as necessary, access restrictions on a “need to know basis”, and ensuring security and confidentiality of personal data by technical and organizational measures; (ii) the ability of the controller to demonstrate compliance with such principles (accountability); (iii) the obligation to identify a legal basis before the processing (special requirements apply to certain specific categories of data such as sensitive data); and (iv) data subjects rights (for example, transparency, right of information about personal data processed, right of access/receive copies, right to rectification, right to erasure, right to restrict processing, right to data portability, and right to object to a processing under certain circumstances). This leads to companies being under the obligation to implement a number of formal processes and policies reviewing and documenting the privacy implications of the development, acquisition, or use of all new products and services, technologies, or types of data. The GDPR provides for substantial fines for breaches of data protection requirements, which, depending on the infringed provisions of the GDPR, can go up to either (thresholds depending on the obligations which have been breached): (i) 2% of the annual worldwide turnover of the preceding financial year or EUR10 million, whichever is greater, or (ii) 4% of the annual worldwide turnover of the preceding financial year or EUR20 million, whichever is greater. The fine may be imposed instead of, or in addition to, measures that may be ordered by supervisory authorities (for example, request to cease the processing). The GDPR and EU Member States law also provide for private enforcement mechanisms and, in the most severe cases, criminal liability.

The Directive (EC) 2002/58 of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector imposes restrictions on the use of cookies and similar means as well as on website tracking, including the requirement to obtain informed consent for storage or access to information stored on a user’s terminal equipment in the EU in certain cases (in particular for cookies which track for marketing purposes). The forthcoming Regulation on privacy and electronic communications, aiming at repealing the Directive 2002/58, will update the current rules (it is not yet known when this will be enacted). Sanctions may be imposed on companies not fully compliant with all practices in relation to the implementation of the regulation on e-privacy; the relation to the GDPR is not fully clear, but in the worst case, the same sanctions as which under the GDPR may apply.

German Taxation

Income Taxation

German-based corporations (AG and GmbH) are subject to corporate income tax (CIT) and in general also to trade tax, which is a profit tax levied by the municipalities (TT). CIT is charged at a rate of 15% on the taxable income. A 5.5% solidarity surcharge is charged on the CIT, resulting in an effective tax rate of 15.825%. Trade tax is also charged on the taxable income by the local municipalities whereas the tax rates depends on the local multiplier of each municipality. Thus, TT rates vary from town to town. Typically, TT is levied at an effective rate of 7% — 17.5% (though up to 31.5% in some municipalities). For Frankfurt, the TT rate amounts to 16.1% and for Munich to 17.15%.

Partnerships themselves (GmbH & Co. KG) that qualifies as so-called entrepreneurial partnerships for tax purposes (Mitunternehmerschaften) are subject to TT but not subject to CIT. For CIT purposes, a partnership is tax transparent; i.e., the taxable income of a partnership is determined at the level of the partnership itself and then allocated to the partners in proportion to their interest in the partnership, irrespective of an actual distribution. In case a partner of a partnership is a corporation, the income is subject to CIT at the level of the partners. If the conditions are fulfilled, expenses of the partner that arise in connection with its partnership participation are tax deductible from the taxable income of the partnership subject to general rules that may be applicable in relation to deduction of expenses and further provided that the expenses are included in the tax-filing at the level of the partnership.

German branches/permanent establishments of foreign corporations are subject to CIT and TT. In case of permanent establishments, the German double tax treaties generally assign the taxation right to Germany. The participation of a foreign corporation (China Lodging Holdings Singapore Pte. Ltd.) in a German partnership (Huazhu GmbH & Co. KG) as limited partner can create a permanent establishment of the foreign corporation in Germany for CIT and TT purposes.

Participation exemption

Dividends received by a German corporation are generally exempt from CIT if in particular a participation quota of at least 10% at the beginning of the year is fulfilled and the distributed dividend have not reduced the taxable income of the distributing entity; 5% of the dividends are deemed as non-deductible business expenses. Consequently, dividends are effectively 95% tax exempt. The effective CIT on dividends therefore amounts to approximately 0.8% (= 5% x 15% x 1.055%). This participation exemption applies regardless of a minimum holding period or the residence of the subsidiary (German or foreign). The participation exemption inter alia does not apply if the shares are held as a trading stock of banks and financial institutions.

The 95% exemption applies to TT under additional requirements. For dividends from German corporations which are not exempt from taxation, the minimum shareholding at the beginning of the year must be at least 15%; Otherwise, the dividends are fully taxable for TT purposes. Furthermore, dividends are also taxable for TT purposes if and to the extent business expenses exist that are directly connected with the dividends (for example, interest expenses incurred in connection with the acquisition of the underlying shares). The same hold principally true with regard to the TT-treatment of dividends from foreign corporations, whereby certain additional substance requirements may apply.

The 95% participation exemption also applies to capital gains from the disposal of shares in corporations. Exceptions only applies in case of certain tax neutral restructurings made in the past and in case of past effective write-downs. The 95% participation exemption for capital gains applies to both CIT and TT. Again, the participation exemption for capital gains inter alia does not apply if the shares are held as a trading stock of banks and financial institutions.

Tax group for CIT and TT purposes

A tax group in Germany allows a set-off of taxable income (positive and negative) for CIT and TT purposes at the level of the entity heading the tax group (parent company). Such tax group requires in particular the holding of majority in votes (financial integration) as well as the implementation and proper execution of a profit and loss transfer agreement for a fixed minimum period of at least five calendar years. Accordingly, all profits made as well as all losses suffered at the level of the subsidiary/ies as determined pursuant to German accounting rules (HGB) have to be transferred or need to be compensated by the head of the tax group in Germany. One advantage of the tax group is that profits can be transferred from the subsidiary to the parent company totally exempt from CIT and TT due to the fact that there is no taxation of the 5% non-deductible expenses. Only corporations can be subsidiaries in a tax group.

Withholding Taxes

Dividends paid by German corporations are subject to withholding tax (Kapitalertragsteuer) at a rate of 25% plus 5.5% solidarity surcharge thereupon. A German resident shareholder may reclaim the paid withholding tax in the course of its tax return. For shareholders which are non-resident in Germany, the withholding tax may generally become a final tax cost unless exemptions apply.

In this regard, for example, a 40% refund on the withholding tax is granted upon application at the Federal Central Tax Office (Bundeszentralamt für Steuern). Therefore, an effective withholding tax rate of 15.825% on dividends for German non-resident shareholders applies. However, this refund is subject to enhanced substance requirements pursuant to German anti-treaty shopping provisions.

According to the EU Parent-Subsidiary Directive as implemented in Germany pursuant to domestic law, the withholding tax can upon prior application and issuance of a respective tax exemption certificate (Freistellungsbescheinigung) be reduced to zero, if the dividends are paid by a German subsidiary to its EU shareholder corporation that has held a 10% minimum participation in the German subsidiary for at least 12 months and respective substance requirements pursuant to German anti-treaty shopping provisions are met.

Furthermore, based on double tax treaties between Germany and the shareholder ‘s country of residence, the withholding tax may be (upon application) reduced to 5% or 15%. Also in these cases, substance requirements have to be met and proven by the foreign shareholders and respective reduction requires prior application and issuance of a tax exemption certificate.

By contrast, profit distributions paid by a partnership (for example, GmbH &Co. KG) are not subject to withholding tax because they are qualified as “withdrawals” rather than dividends from a German income tax perspective.

If a partnership receives dividends from its corporate subsidiaries and if these corporate subsidiaries are to be actually attributable to the permanent establishment of the German partnership, the dividend withholding tax cannot be reclaimed at the level of a partnership but only at the level of its partners. This also applies to foreign partners of the German partnership which creates a permanent establishment due to the participation in a partnership in Germany and are therefore subject to limited CIT and thus have to file a CIT return in Germany.

However, reclaiming of the dividend withholding tax in such German CIT return of the foreign partner can only be made in case the corporate subsidiaries of the partnership are actually attributable to the permanent establishment of the German partnership. As a German partnership is a semi-transparent entity, the corporate subsidiaries must be in a functional relationship with the partnership in order to be attributed to the German permanent establishment a foreign partner might have because of his participation in a German partnership. If the corporate subsidiaries are not attributable to the permanent establishment of the German partnership, they would be directly attributed to the foreign partner of the partnership. In this case, the dividends from such corporations would be seen as directly received by the foreign partner and not by the German partnership, leading to the application of the general refund procedure explained above (including the prove of substance).

Singapore Taxation

Corporate Tax

The prevailing corporate tax rate in Singapore is 17% with effect from Year of Assessment 2010. In addition, the partial tax exemption scheme for Year of Assessment 2019 and before applies on the first S$300,000 of normal chargeable income; specifically 75% of up to the first S$10,000 of a company’s normal chargeable income, and 50% of up to the next S$290,000 is exempt from corporate tax. Starting from Year of Assessment 2020, the partial tax exemption scheme applies on the first S$200,000 of a company’s normal chargeable income; specifically 75% of up to the first S$10,000 of a company’s normal chargeable income, and 50% of up to the next S$190,000 is exempt from corporate tax. The remaining chargeable income (after the partial tax exemption) will be taxed at 17%. For the Years of Assessment 2018, 2019 and 2020, companies will be granted a corporate income tax rebate of 40%, 20% and 25% respectively of the tax payable for the year of assessment, subject to a cap of S$15,000, S$10,000 and S$15,000 respectively per year of assessment.

Singapore has a tax exemption scheme for new start-up companies that was introduced in Year of Assessment 2005 to support entrepreneurship and help the growth of local enterprises. For the Year of Assessment 2019 and before, there will be a full exemption on the first S$100,000 of normal chargeable income, and a further 50% exemption on the next S$200,000 of normal chargeable income. From Year of Assessment 2020 onwards, there will be a 75% exemption on the first S$100,000 of normal chargeable income, and a further 50% exemption on the next S$100,000 of normal chargeable income.

Our subsidiaries in Singapore are subject to Singapore corporate income tax at a rate of 17%.

Dividend Distributions

Singapore adopts a one-tier corporate tax system under which the tax collected from corporate profits is a final tax and the after-tax profits of a company resident in Singapore can be distributed to its shareholders as tax-exempt dividends. Such dividends are tax-exempt in the hands of the shareholders, irrespective of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident. Singapore does not currently impose withholding tax on dividends paid to resident or non-resident shareholders.

Goods and Services Tax

Goods and services tax in Singapore is a consumption tax that is levied on the import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 7%.

FORWARD LOOKING STATEMENTS

This Exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industries and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “going forward,” “intend,” “may,” “ought to,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” “vision,” “aspire,” “target,” “schedules,” “goal,” “outlook” and the negative of these words or other similar expressions.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies, including developing new hotels at desirable locations in a timely and cost-effective manner and launching a new hotel brand; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; our ability to attract customers and leverage its brands; trends and competition in the lodging industry; and health epidemics, pandemics and similar outbreaks, including COVID-19.

The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.